

Westchester Capital
F U N D S



# The Merger Fund VL
## A Westchester Capital Fund

Ticker Symbol

MERVX

# Contents

Westchester Capital
FUNDS



# About Us

# Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

| | |
|---|---|
| College and Education Expenses | Wealth Preservation |
| Financing Retirement | Purchase of a Home |
| Wealth Transfer | Supplemental Income Generation |

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

Westchester Capital
FUNDS

# Westchester Capital Management, LLC (“WCM”)

## Firm

- Founded in 1980
- Independent; employee owned
- Over 300,000 investors worldwide

## People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients in all funds
- Aside from retirement, there has been no investment professional turnover since firm inception

## Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management
USD 5.4 Billion[1]
Westchester Capital Management, LLC
(Liquid Alternatives)
Westchester Capital Partners, LLC
(Hedge Fund Adviser)
The Merger Fund®
USD 5.0 Billion
The Merger Fund VL
USD 19.1 Million
Dunham Monthly Distribution Fund
USD 239.2 Million
MLIS Westchester UCITS Fund
USD 13.6 Million
WCM Master Trust
(Master/Feeder Structure)
USD 81.3 Million
WCM Merger Fund Ltd.
(Offshore)
WCM Hudson Valley Partners, L.P.
(Onshore)
Over 30 years of delivering alternative investment solutions for institutional and individual investors.


[1] As of December 31, 2013. Westchester Capital Management – Founded in 1980. Assets under management includes USD 81.9 million in private funds advised by Westchester Capital Management, LLC’s affiliated invested advisor. Figures may not add due to rounding.

# Key Milestones

| | |
|---|---|
| 1980 | Westchester Capital Management ("WCM") is founded. |
| 1987 | WCM launches a domestic hedge fund. |
| 1989 | The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry. |
| 1996 | WCM launches an offshore hedge fund. |
| 2004 | The Merger Fund VL is launched. |
| 2005 | U.S. and offshore hedge funds are combined into a master/feeder structure. |
| 2008 | WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund. |
| 2011 | The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched. |
| 2012 | Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission. |

[1]As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

# What Sets WCM Apart?

## Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

## Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

## Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to limit volatility.

Westchester Capital
**FUNDS**

# Expertise

Global Reach

Absolute Returns

We manage the assets of some of the world's leading institutions and high net worth investors.

- ➢ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

- ➢ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

- ➢ **Trusted advisor**: Approximately $5 billion in AuM with over 300,000 investors worldwide.

- ➢ **Proven track record:** Only two negative years since Firm's inception in 1980.

- ➢ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,000 corporate reorganizations, over 98% of which were successfully completed.

**Westchester Capital**
FUNDS

# Global Reach

| Expertise | Global Reach | Absolute Returns |
|-----------|--------------|------------------|

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

| **Global Networks** | U.S. & Foreign Anti-Trust Counsel | Economic Advisors |
|---------------------|-----------------------------------|-------------------|
| | U.S. & Foreign Regulatory Counsel | Political Experts |
| | Industry Consultants | Counterparty Risk Consultants |

**Westchester Capital**
F U N D S

# Absolute Returns

| Expertise | Global Reach | Absolute Returns |

Risk management is key product differentiator

**ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION**

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

# Institutional Discipline

Global Reach | Absolute Return Focus | Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

**PEOPLE**

- Depth and experience of investment talent
- Continuity of investment team leadership

**PROCESS**

- Fundamentally sound and repeatable
- Commitment to risk management

**PHILOSOPHY**

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

**PERFORMANCE**

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

**At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.**

Westchester Capital
FUNDS



# Historical Performance

# Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to December 31, 2013

| | QTD | YTD | 1-year | 3-year | 5-year | Since Inception |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.47% | 3.88% | 3.88% | 2.42% | 4.81% | 5.94% |
| S&P 500 | 10.51% | 32.39% | 32.39% | 16.18% | 17.94% | 7.58% |
| MSCI World Index | 8.11% | 27.37% | 27.37% | 12.13% | 15.68% | 7.71% |
| Barclays Agg. Bond | -0.14% | -2.02% | -2.02% | 3.28% | 4.46% | 4.80% |

The Fund's net operating expenses are 1.40%.[1]

| | Standard Deviation | Sharpe Ratio* | R-Squared | Beta | Max NAV Decline | Max Drawdown Length | Months to Recover |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.96% | 1.19 | 0.32 | 0.19 | -7.22% | 3 | 4 |
| S&P 500 | 14.89% | 0.57 | 1.00 | 1.00 | -50.95% | 16 | 37 |
| MSCI World Index | 16.29% | 0.54 | 0.94 | 1.06 | -53.65 | 16 | 50 |
| Barclays Agg. Bond | 3.28% | 1.44 | 0.00 | 0.01 | -3.82% | 7 | 2 |

* 3-month T-Bill used for risk-free rate.

[1]As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2013. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

Westchester Capital
FUNDS

# Upside Participation and Downside Mitigation

## Comparison of historical index performance
### Inception – December 31, 2013


6.4%
5.9%
5.4%
4.9%
4.4%
3.9%
Compound ROR
MSCI The World Index - Gross
S&P 500 TR
The Merger Fund VL - MERVX
Barclays Aggregate Bond Index
3 Month Libor Rate
-1.3%
3.7%
8.7%
13.7%
18.7%
Standard Deviation

**Returns**

- Equity-like returns over a full market cycle

**Risk Management**

- Less than half the volatility of the equity market

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

# Result of Managing Risk

## Cumulative Change in Value of a $10,000 Investment


$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
During times of financial crisis, The Merger Fund VL held steady as U.S. and global equity markets plummeted.
$19,960
$17,328
$10,945
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
The Merger Fund VL
S&P 500
MSCI World Index

Source: Pertrac, Westchester Capital Management. This chart illustrates the performance of a hypothetical $10,000 investment. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through December 2013. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. Past performance is not a guarantee of future results.

# The Merger Fund VL

Monthly, Inception – December 31, 2013

| | JAN | FEB | MAR | APR | MAY | JUN | JUL | AUG | SEP | OCT | NOV | DEC | YTD |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | -0.57 | 0.19 | 0.67 | 0.28 | 0.09 | -0.28 | 1.04 | 0.09 | 0.84 | 0.74 | 0.09 | 0.63 | 3.88 |
| 2012 | -0.10 | 0.96 | 0.28 | 0.38 | -1.51 | 0.19 | 0.29 | 0.95 | -0.19 | -1.04 | 1.05 | 1.26 | 2.52 |
| 2011 | 0.91 | 0.45 | 1.61 | 0.88 | 0.00 | -0.35 | -1.66 | -2.85 | -1.19 | 2.13 | 0.82 | 0.24 | 0.87 |
| 2010 | 0.56 | 0.74 | 0.74 | -0.27 | -1.93 | 0.84 | 1.30 | 0.83 | 1.18 | 0.45 | 0.18 | 0.59 | 5.30 |
| 2009 | 0.71 | -0.50 | 4.04 | 1.26 | 0.77 | 0.57 | 0.57 | 1.13 | 0.74 | 0.09 | 0.55 | 1.34 | 11.80 |
| 2008 | -2.61 | 2.37 | -1.51 | 4.40 | 3.62 | -3.59 | 2.55 | 2.68 | -3.17 | -2.50 | 0.10 | 1.85 | 3.79 |
| 2007 | 1.30 | 1.45 | 0.42 | 0.92 | 1.99 | -0.24 | -1.55 | 1.16 | 0.25 | 1.31 | -4.36 | -0.39 | 2.11 |
| 2006 | 2.37 | 1.96 | 1.31 | 0.52 | 1.29 | 3.05 | 0.58 | 1.55 | 0.81 | 0.80 | 0.08 | 1.14 | 16.55 |
| 2005 | 0.00 | 0.09 | 0.94 | 0.00 | 1.31 | 0.46 | 1.38 | 0.72 | 0.27 | -3.67 | 1.86 | 1.19 | 4.53 |
| 2004 | - | - | - | - | -0.40 | 0.30 | -1.40 | 1.52 | 0.80 | 0.79 | 1.97 | 2.32 | 6.00 |

Inception: May 26, 2004. Past performance is no guarantee of future results

# Effect of a Rising Rate Environment

**Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.**



As rates increase...

FIXED INCOME INVESTMENTS

Bond Prices Fall

Interest Rates Rise

ABSOLUTE RETURN STATEGIES

Targeted Rates of Return Rise

Interest Rates Rise

...rates of return potential rise for merger arbitrage transactions.

**Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.**



# Investment Overview

Westchester Capital
FUNDS

# Portfolio Manager Background

**Roy D. Behren,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

**Michael T. Shannon CFA,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

Westchester Capital
FUNDS

# Investment Philosophy

**The Merger Fund VL** seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

**A portfolio derived from high conviction ideas from global markets**

**We:**

**Invest in highly liquid situations across the globe**

- Although we invest principally in equities, we are capital-structure agnostic.

**Focus on absolute returns, not relative value**

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

**Avoid speculative situations; we do not invest on rumor**

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

**Our investments are predicated *primarily* on the successful completion of the corporate event.**

# Investment Process

## Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

## Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

## Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

# Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

| **Deal Hedge** | **Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction. |
|---|---|
| | **Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only. |
| | • *Residual Market or Beta Exposure:* may hedge through use of macro sector hedges, typically via put options. |

| **Currency Hedge** | **Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion. |
|---|---|

| **Macro Hedge** | During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads. |
|---|---|

| **Sell Discipline** | • **When the risk/reward relationship is no longer favorable**<br>• **When there is concern about the status of the transaction** |
|---|---|

# Why Invest with Us?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



# Meet Our Team



## Westchester Capital
MANAGEMENT

**Roy Behren**
Managing Member,
Portfolio Manager

**Michael Shannon**
Managing Member,
Portfolio Manager

**Bruce Rubin**
Chief Operating Officer

**Jody Harris-Stern**
Director of Strategic
Accounts and Investor
Relations

**Thomas Macior**
Director of Business
Development

**Abraham Cary**
Head Trader/Analyst

**Robert Lynch**
Director of Research

**Jennifer Coppola-Simpson**
Controller

**Jane Perl**
Director of
Operations

**Benjamin Kunofsky**
Trader

**Steven Tan**
Senior Analyst

**Laura Morgan**
Assistant
Operations Manager

**Robin Grosso**
Assistant
Operations Manager

**Stacey Fornabaio**
Assistant
Operations Manager

## Westchester Capital
FUNDS

# Investment Management Team



**Roy D. Behren**, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



**Michael T. Shannon**, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.



**Robert K. Lynch**, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his MBA from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



**Abraham R. Cary**, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



**Steven V. Tan**, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his MBA from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



**Benjamin E. Kunofsky**, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.

# Business and Operations Management



**Bruce J. Rubin**, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



**Jody Harris-Stern**, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



**Thomas Macior**, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A.in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.



**Jennifer A. Simpson**, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a BBA and MBA in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



**Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio** comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

# Contact Information

**Investment Adviser:** Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

**Website:**

www.westchestercapitalfunds.com

**Shareholder Services:** The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959

**Investment Professionals:  Sales Support**

*Director of Strategic Accounts and Investor Relations:  Jody Harris-Stern*

914-741-5600 ■ jharris-stern@mergerfund.com

*Director of Business Development:  Thomas Macior*

914-741-5600 ■ tmacior@mergerfund.com

# Important Disclosures

**The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change.  No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC.  It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed.  This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering.  Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.**

**Mutual fund investing involves risk.  Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.**

*As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.*

*This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.*

*Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.*

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index**  is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies . You cannot invest directly in an index. **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index.  A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate.  A higher number is more favorable. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.



# Westchester Capital
## F U N D S



# The Merger Fund VL
## A Westchester Capital Fund

Ticker Symbol

MERVX

# Contents

**Westchester Capital**
**F U N D S**



About Us

# Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

| | |
|---|---|
| College and Education Expenses | Wealth Preservation |
| Financing Retirement | Purchase of a Home |
| Wealth Transfer | Supplemental Income Generation |

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

# Westchester Capital Management, LLC

## Firm
- Founded in 1980
- Independent; employee owned
- Over 350,000 investors worldwide

## People
- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

## Scale
- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



| Westchester Capital Management | USD 5.6 Billion[1] |
|---|---|

**Westchester Capital Funds**

**(Liquid Alternatives)**

| Merger Arbitrage **USD 5.4 Billion** | Multi-Event **USD 261.9 Million** |
|---|---|
| The Merger Fund<br>The Merger Fund VL<br>MLIS Westchester UCITS Fund<br>Private Placement Vehicles | Dunham Monthly Distribution Fund<br>WCM Alternatives: Event-Driven Fund |

**Over 30 years** of delivering alternative investment solutions for institutional and individual investors.

[1] As of March 31, 2014. Westchester Capital Management – Founded in 1980. Assets under management includes USD 81.3 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

# Key Milestones

| | |
|---|---|
| 1980 | Westchester Capital Management ("WCM") is founded. |
| 1987 | WCM launches a domestic hedge fund. |
| 1989 | The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry. |
| 1996 | WCM launches an offshore hedge fund. |
| 2004 | The Merger Fund VL is launched. |
| 2005 | U.S. and offshore hedge funds are combined into a master/feeder structure. |
| 2008 | WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund. |
| 2011 | The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched. |
| 2012 | Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission. |

[1]As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

# What Sets WCM Apart?

## Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

## Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

## Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to limit volatility.

# Expertise

Expertise | Global Reach | Absolute Returns

We manage the assets of some of the world's leading institutions and high net worth investors.

- **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.
- **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.
- **Trusted advisor**: Approximately $5 billion in AuM with over 300,000 investors worldwide.
- **Proven track record:** Only two negative years since Firm's inception in 1980.
- **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,000 corporate reorganizations, over 98% of which were successfully completed.

# Global Reach

| Expertise | Global Reach | Absolute Returns |
|---|---|---|

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

| **Global Networks** | U.S. & Foreign Anti-Trust Counsel | Economic Advisors |
|---|---|---|
| | U.S. & Foreign Regulatory Counsel | Political Experts |
| | Industry Consultants | Counterparty Risk Consultants |

**Westchester Capital**
FUNDS

# Absolute Returns

Expertise

Global Reach

Absolute Returns

Risk management is key product differentiator

**ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION**

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

**Westchester Capital**
F U N D S

# Institutional Discipline

Global Reach | Absolute Return Focus | Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

**PEOPLE**

- Depth and experience of investment talent
- Continuity of investment team leadership

**PROCESS**

- Fundamentally sound and repeatable
- Commitment to risk management

**PHILOSOPHY**

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

**PERFORMANCE**

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

**At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.**



# Historical Performance

# Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to March 31, 2014

| | QTD | YTD | 1-year | 3-year | 5-year | Since Inception |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.64% | 0.64% | 4.25% | 1.63% | 4.07% | 5.85% |
| S&P 500 | 1.81% | 1.81% | 21.86% | 14.66% | 21.16% | 7.57% |
| MSCI World Index | 1.40% | 1.40% | 19.72% | 10.86% | 18.94% | 7.66% |
| Barclays Agg. Bond | 1.84% | 1.84% | -0.09% | 3.76% | 4.81% | 4.87% |

The Fund's net operating expenses are 1.40%.[1]

| | Standard Deviation | Sharpe Ratio* | R-Squared | Beta | Max NAV Decline | Max Drawdown Length | Months to Recover |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.91% | 1.18 | 0.32 | 0.19 | -7.22% | 3 | 4 |
| S&P 500 | 14.81% | 0.57 | 1.00 | 1.00 | -50.95% | 16 | 37 |
| MSCI World Index | 16.20% | 0.54 | 0.94 | 1.06 | -53.65% | 16 | 50 |
| Barclays Agg. Bond | 3.26% | 1.47 | 0.00 | 0.01 | -3.82% | 7 | 2 |

\* 3-month T-Bill used for risk-free rate.

[1]As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2013. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

# Upside Participation and Downside Mitigation

## Comparison of historical index performance
### Inception – March 31, 2014



| Returns | Risk Management |
|---|---|
| ▪ Equity-like returns over a full market cycle | ▪ Less than half the volatility of the equity market |

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

Westchester Capital
F U N D S

# The Merger Fund VL

Monthly, Inception – March 31, 2014

| | JAN | FEB | MAR | APR | MAY | JUN | JUL | AUG | SEP | OCT | NOV | DEC | YTD |
|------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|
| 2014 | -0.55 | 1.10 | 0.09 | | | | | | | | | | **0.64** |
| 2013 | -0.57 | 0.19 | 0.67 | 0.28 | 0.09 | -0.28 | 1.04 | 0.09 | 0.84 | 0.74 | 0.09 | 0.63 | **3.88** |
| 2012 | -0.10 | 0.96 | 0.28 | 0.38 | -1.51 | 0.19 | 0.29 | 0.95 | -0.19 | -1.04 | 1.05 | 1.26 | **2.52** |
| 2011 | 0.91 | 0.45 | 1.61 | 0.88 | 0.00 | -0.35 | -1.66 | -2.85 | -1.19 | 2.13 | 0.82 | 0.24 | **0.87** |
| 2010 | 0.56 | 0.74 | 0.74 | -0.27 | -1.93 | 0.84 | 1.30 | 0.83 | 1.18 | 0.45 | 0.18 | 0.59 | **5.30** |
| 2009 | 0.71 | -0.50 | 4.04 | 1.26 | 0.77 | 0.57 | 0.57 | 1.13 | 0.74 | 0.09 | 0.55 | 1.34 | **11.80** |
| 2008 | -2.61 | 2.37 | -1.51 | 4.40 | 3.62 | -3.59 | 2.55 | 2.68 | -3.17 | -2.50 | 0.10 | 1.85 | **3.79** |
| 2007 | 1.30 | 1.45 | 0.42 | 0.92 | 1.99 | -0.24 | -1.55 | 1.16 | 0.25 | 1.31 | -4.36 | -0.39 | **2.11** |
| 2006 | 2.37 | 1.96 | 1.31 | 0.52 | 1.29 | 3.05 | 0.58 | 1.55 | 0.81 | 0.80 | 0.08 | 1.14 | **16.55** |
| 2005 | 0.00 | 0.09 | 0.94 | 0.00 | 1.31 | 0.46 | 1.38 | 0.72 | 0.27 | -3.67 | 1.86 | 1.19 | **4.53** |
| 2004 | - | - | - | - | -0.40 | 0.30 | -1.40 | 1.52 | 0.80 | 0.79 | 1.97 | 2.32 | **6.00** |

Inception:  May 26, 2004.  Past performance is no guarantee of future results

# Effect of a Rising Rate Environment

**Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.**



As rates increase...

FIXED INCOME INVESTMENTS

Bond Prices Fall

Interest Rates Rise

ABSOLUTE RETURN STATEGIES

Targeted Rates of Return Rise

Interest Rates Rise

...rates of return potential rise for merger arbitrage transactions.

**Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.**



# Investment Overview

# Portfolio Manager Background

**Roy D. Behren,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

**Michael T. Shannon CFA,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

Westchester Capital
FUNDS

# Investment Philosophy

**The Merger Fund VL** seeks to achieve capital growth by investing principally in  securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

**A portfolio derived from high conviction ideas from global markets**

**We:**

**Invest in highly liquid situations across the globe**

- Although we invest principally in equities, we are capital-structure agnostic.

**Focus on absolute returns, not relative value**

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

**Avoid speculative situations; we do not invest on rumor**

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

**Our investments are predicated *primarily* on the successful completion of the corporate event.**

# Investment Process

## Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

## Analysis

- Forecasts of the trade’s upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

## Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns


Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

Westchester Capital FUNDS
20

# Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

| **Deal Hedge** | **Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.<br><br>**Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only.<br><br>    • *Residual Market or Beta Exposure:* may hedge through use of macro sector hedges, typically via put options. |
|---|---|
| **Currency Hedge** | **Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion. |
| **Macro Hedge** | During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads. |
| **Sell Discipline** | • **When the risk/reward relationship is no longer favorable**<br>• **When there is concern about the status of the transaction** |

# Why Invest with Us?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



# Meet Our Team



# Westchester Capital
## MANAGEMENT

**Roy Behren**

Managing Member,
Portfolio Manager

**Michael Shannon**

Managing Member,
Portfolio Manager

**Bruce Rubin**

Chief Operating Officer

**Jody Harris-Stern**

Director of Strategic
Accounts and Investor
Relations

**Thomas Macior**

Director of Business
Development

**Abraham Cary**

Head Trader/Analyst

**Robert Lynch**

Director of Research

**Jennifer Coppola-Simpson**

Controller

**Jane Perl**

Director of
Operations

**Benjamin Kunofsky**

Trader

**Steven Tan**

Senior Analyst

**Laura Morgan**

Assistant
Operations Manager

**Robin Grosso**

Assistant
Operations Manager

**Stacey Fornabaio**

Assistant
Operations Manager

## Westchester Capital
### FUNDS

# Investment Management Team



**Roy D. Behren**, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



**Michael T. Shannon**, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006.  Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.

# Investment Management Team (cont.)



**Robert K. Lynch**, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his MBA from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



**Abraham R. Cary**, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



**Steven V. Tan**, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his MBA from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



**Benjamin E. Kunofsky**, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.

Westchester Capital
FUNDS

27

# Business and Operations Management



**Bruce J. Rubin**, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



**Jody Harris-Stern**, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



**Thomas Macior**, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A.in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.

# Business and Operations Management



**Jennifer A. Simpson**, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a BBA and MBA in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



**Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio** comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Westchester Capital
FUNDS

# Contact Information

**Investment Adviser:** Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

**Website:**

www.westchestercapitalfunds.com

**Shareholder Services:** The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959

**Investment Professionals: Sales Support**

***Director of Strategic Accounts and Investor Relations: Jody Harris-Stern***

914-741-5600 ■ jharris-stern@mergerfund.com

***Director of Business Development: Thomas Macior***

914-741-5600 ■ tmacior@mergerfund.com

Westchester Capital
**FUNDS**

30

# Important Disclosures

**The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.**

**Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.**

*As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.*

*This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.*

*Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.*

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies . You cannot invest directly in an index. **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.



# Westchester Capital
## FUNDS



# The Merger Fund VL
## A Westchester Capital Fund

Ticker Symbol

MERVX

# Contents



# About Us

# Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

| | |
|---|---|
| College and Education Expenses | Wealth Preservation |
| Financing Retirement | Purchase of a Home |
| Wealth Transfer | Supplemental Income Generation |

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

# Westchester Capital Management, LLC

## Firm

- Founded in 1980
- Independent; employee owned
- Over 350,000 investors worldwide

## People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

## Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management
USD 6.0 Billion[1]
Westchester Capital Management, LLC
(Liquid Alternatives)
Westchester Capital Partners, LLC
(Hedge Fund Adviser)
Merger Arbitrage
USD 5.7 Billion
Multi-Event
USD 283.3 Million
WCM Master Trust
(Master/Feeder Structure)
USD 87.0 Million
The Merger Fund
The Merger Fund VL
MLIS Westchester UCITS Fund
Dunham Monthly Distribution Fund
WCM Alternatives: Event-Driven Fund
WCM Merger Fund Ltd.
(Offshore)
WCM Hudson Valley Partners, L.P.
(Onshore)
Over 30 years of delivering alternative investment solutions for institutional and individual investors.


[1] As of June 30, 2014. Westchester Capital Management – Founded in 1980. Assets under management includes USD 87.0 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

# Key Milestones

| | |
|---|---|
| 1980 | Westchester Capital Management ("WCM") is founded. |
| 1987 | WCM launches a domestic hedge fund. |
| 1989 | The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry. |
| 1996 | WCM launches an offshore hedge fund. |
| 2004 | The Merger Fund VL is launched. |
| 2005 | U.S. and offshore hedge funds are combined into a master/feeder structure. |
| 2008 | WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy. |
| 2011 | The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched. |
| 2012 | Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission. |
| 2014 | The WCM Alternatives: Event-Driven Fund is launched. |

[1]As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

# What Sets WCM Apart?

## Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

## Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

## Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to  limit volatility.

# Expertise

Expertise

Global Reach

Absolute Returns

We manage the assets of some of the world's leading institutions and high net worth investors.

➢ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

➢ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

➢ **Trusted advisor**: Approximately $6 billion in AuM with over 350,000 investors worldwide.

➢ **Proven track record:** Only two negative years since Firm's inception in 1980.

➢ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,500 corporate reorganizations, over 98% of which were successfully completed.

# Global Reach

Expertise                                 Global Reach                                  Absolute Returns

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

| **Global Networks** | U.S. & Foreign Anti-Trust Counsel | Economic Advisors |
| --- | --- | --- |
| | U.S. & Foreign Regulatory Counsel | Political Experts |
| | Industry Consultants | Counterparty Risk Consultants |

**Westchester Capital**
FUNDS

# Absolute Returns

Risk management is key product differentiator

**ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION**

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

Westchester Capital
**F U N D S**

# Institutional Discipline

Global Reach | Absolute Return Focus | Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

**PEOPLE**

- Depth and experience of investment talent
- Continuity of investment team leadership

**PROCESS**

- Fundamentally sound and repeatable
- Commitment to risk management

**PHILOSOPHY**

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

**PERFORMANCE**

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

**At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.**

Westchester Capital
FUNDS



# Historical Performance

# Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to June 30, 2014

| | QTD | YTD | 1-year | 3-year | 5-year | Since Inception |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 2.27% | 2.93% | 6.52% | 2.22% | 4.00% | 5.94% |
| S&P 500 | 5.23% | 7.14% | 24.61% | 16.58% | 18.83% | 7.92% |
| MSCI World Index | 5.05% | 6.52% | 24.71% | 12.45% | 15.62% | 7.99% |
| Barclays Agg. Bond | 2.04% | 3.92% | 4.38% | 3.67% | 4.87% | 4.96% |

The Fund's net operating expenses are 1.40%.[1]

| | Standard Deviation | Sharpe Ratio* | R-Squared | Beta | Max NAV Decline | Max Drawdown Length | Months to Recover |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.85% | 1.21 | 0.32 | 0.19 | -7.22% | 3 | 4 |
| S&P 500 | 14.64% | 0.60 | 1.00 | 1.00 | -50.95% | 16 | 37 |
| MSCI World Index | 16.01% | 0.56 | 0.94 | 1.06 | -53.65% | 16 | 50 |
| Barclays Agg. Bond | 3.24% | 1.51 | 0.00 | 0.01 | -3.82% | 7 | 2 |

* 3-month T-Bill used for risk-free rate.

[1]As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2014. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

# Upside Participation and Downside Mitigation

## Comparison of historical index performance
### Inception – June 30, 2014



| Returns | Risk Management |
|---------|-----------------|
| ▪ Equity-like returns over a full market cycle | ▪ Less than half the volatility of the equity market |

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

# The Merger Fund VL

Monthly, Inception – June 30, 2014

| | JAN | FEB | MAR | APR | MAY | JUN | JUL | AUG | SEP | OCT | NOV | DEC | YTD |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | -0.55 | 1.10 | 0.09 | 0.45 | 1.00 | 0.81 | | | | | | | 2.93 |
| 2013 | -0.57 | 0.19 | 0.67 | 0.28 | 0.09 | -0.28 | 1.04 | 0.09 | 0.84 | 0.74 | 0.09 | 0.63 | 3.88 |
| 2012 | -0.10 | 0.96 | 0.28 | 0.38 | -1.51 | 0.19 | 0.29 | 0.95 | -0.19 | -1.04 | 1.05 | 1.26 | 2.52 |
| 2011 | 0.91 | 0.45 | 1.61 | 0.88 | 0.00 | -0.35 | -1.66 | -2.85 | -1.19 | 2.13 | 0.82 | 0.24 | 0.87 |
| 2010 | 0.56 | 0.74 | 0.74 | -0.27 | -1.93 | 0.84 | 1.30 | 0.83 | 1.18 | 0.45 | 0.18 | 0.59 | 5.30 |
| 2009 | 0.71 | -0.50 | 4.04 | 1.26 | 0.77 | 0.57 | 0.57 | 1.13 | 0.74 | 0.09 | 0.55 | 1.34 | 11.80 |
| 2008 | -2.61 | 2.37 | -1.51 | 4.40 | 3.62 | -3.59 | 2.55 | 2.68 | -3.17 | -2.50 | 0.10 | 1.85 | 3.79 |
| 2007 | 1.30 | 1.45 | 0.42 | 0.92 | 1.99 | -0.24 | -1.55 | 1.16 | 0.25 | 1.31 | -4.36 | -0.39 | 2.11 |
| 2006 | 2.37 | 1.96 | 1.31 | 0.52 | 1.29 | 3.05 | 0.58 | 1.55 | 0.81 | 0.80 | 0.08 | 1.14 | 16.55 |
| 2005 | 0.00 | 0.09 | 0.94 | 0.00 | 1.31 | 0.46 | 1.38 | 0.72 | 0.27 | -3.67 | 1.86 | 1.19 | 4.53 |
| 2004 | - | - | - | - | -0.40 | 0.30 | -1.40 | 1.52 | 0.80 | 0.79 | 1.97 | 2.32 | 6.00 |

Inception: May 26, 2004. Past performance is no guarantee of future results

# Effect of a Rising Rate Environment

**Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.**

As rates increase…



FIXED INCOME INVESTMENTS
Bond Prices Fall
Interest Rates Rise
ABSOLUTE RETURN STATEGIES
Targeted Rates of Return Rise
Interest Rates Rise


…rates of return potential rise for merger arbitrage transactions.

**Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.**



# Investment Overview

# Portfolio Manager Background

**Roy D. Behren,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

**Michael T. Shannon CFA,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

# Investment Philosophy

**The Merger Fund VL** seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

**A portfolio derived from high conviction ideas from global markets**

**We:**

**Invest in highly liquid situations across the globe**

- Although we invest principally in equities, we are capital-structure agnostic.

**Focus on absolute returns, not relative value**

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

**Avoid speculative situations; we do not invest on rumor**

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

**Our investments are predicated *primarily* on the successful completion of the corporate event.**

# Investment Process

## Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

## Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

## Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs



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20

# Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

| **Deal Hedge** | **Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.<br><br>**Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only.<br><br>• *Residual Market or Beta Exposure:* may hedge through use of macro sector hedges, typically via put options. |
|---|---|
| **Currency Hedge** | **Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion. |
| **Macro Hedge** | During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads. |
| **Sell Discipline** | • **When the risk/reward relationship is no longer favorable**<br>• **When there is concern about the status of the transaction** |

# Why Invest with Us?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



# Meet Our Team

# Investment Management Team



**Roy D. Behren**, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



**Michael T. Shannon**, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.



**Robert K. Lynch**, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



**Abraham R. Cary**, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



**Steven V. Tan**, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



**Benjamin E. Kunofsky**, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.

# Business and Operations Management



**Bruce J. Rubin**, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



**Jody Harris-Stern**, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



**Thomas Macior**, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.



**Jennifer A. Simpson**, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a B.B.A. and M.B.A. in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



**Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio** comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

# Contact Information

**Investment Adviser:** Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595


**Website:**

www.westchestercapitalfunds.com


**Shareholder Services:** The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959


**Investment Professionals:  Sales Support**

*Director of Strategic Accounts and Investor Relations:  Jody Harris-Stern*

914-741-5600 ■ jharris-stern@mergerfund.com

*Director of Business Development:  Thomas Macior*

914-741-5600 ■ tmacior@mergerfund.com

**Westchester Capital**
FUNDS

# Important Disclosures

**The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change.  No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC.  It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed.  This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering.  Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.**

**Mutual fund investing involves risk.  Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.**

*As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.*

*This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.*

*Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.*

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index**  is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. You cannot invest directly in an index; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index.  A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate.  A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.

Westchester Capital
**F U N D S**



# Westchester Capital
## FUNDS



# The Merger Fund VL
## A Westchester Capital Fund

Ticker Symbol

MERVX

# Contents

Westchester Capital
F U N D S



## About Us

# Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

| | |
|---|---|
| College and Education Expenses | Wealth Preservation |
| Financing Retirement | Purchase of a Home |
| Wealth Transfer | Supplemental Income Generation |

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

# Westchester Capital Management, LLC

## Firm

- Founded in 1980
- Independent; employee owned
- Over 350,000 investors worldwide

## People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

## Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management USD 6.0 Billion[1]
Westchester Capital Funds
(Liquid Alternatives)
Merger Arbitrage
USD 5.6 Billion
Multi-Event
USD 308 Million
The Merger Fund
The Merger Fund VL
MLIS Westchester UCITS Fund
Dunham Monthly Distribution Fund
WCM Alternatives: Event-Driven Fund
Over 30 years of delivering alternative investment solutions for institutional and individual investors.


[1] As of September 30, 2014. Westchester Capital Management – Founded in 1980. Assets under management includes USD 87.0 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

# Key Milestones

| | |
|---|---|
| 1980 | Westchester Capital Management ("WCM") is founded. |
| 1987 | WCM launches a domestic hedge fund. |
| 1989 | The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry. |
| 1996 | WCM launches an offshore hedge fund. |
| 2004 | The Merger Fund VL is launched. |
| 2005 | U.S. and offshore hedge funds are combined into a master/feeder structure. |
| 2008 | WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy. |
| 2011 | The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched. |
| 2012 | Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission. |
| 2014 | The WCM Alternatives: Event-Driven Fund is launched. |

[1]As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

Westchester Capital FUNDS

6

# What Sets WCM Apart?

## Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

## Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

## Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to  limit volatility.

# Expertise

**Expertise** | Global Reach | Absolute Returns

We manage the assets of some of the world's leading institutions and high net worth investors.

- ➢ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

- ➢ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

- ➢ **Trusted advisor**: Approximately $5 billion in AuM with over 300,000 investors worldwide.

- ➢ **Proven track record:** Only two negative years since Firm's inception in 1980.

- ➢ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,000 corporate reorganizations, over 98% of which were successfully completed.

**Westchester Capital**
FUNDS

# Global Reach

| Expertise | **Global Reach** | Absolute Returns |
|-----------|------------------|------------------|

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

| **Global Networks** | U.S. & Foreign Anti-Trust Counsel | Economic Advisors |
|---------------------|-----------------------------------|-------------------|
| | U.S. & Foreign Regulatory Counsel | Political Experts |
| | Industry Consultants | Counterparty Risk Consultants |

Westchester Capital
FUNDS

# Absolute Returns

Risk management is key product differentiator

**ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION**

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

# Institutional Discipline

Global Reach

Absolute Return Focus

Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

## PEOPLE

- Depth and experience of investment talent
- Continuity of investment team leadership

## PROCESS

- Fundamentally sound and repeatable
- Commitment to risk management

## PHILOSOPHY

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

## PERFORMANCE

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

**At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.**



Historical Performance

# Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to September 30, 2014

| | QTD | YTD | 1-year | 3-year | 5-year | Since Inception |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.98% | 1.92% | 3.42% | 3.86% | 3.29% | 5.69% |
| S&P 500 | 1.13% | 8.34% | 19.73% | 22.99% | 15.70% | 7.84% |
| MSCI World Index | -2.05% | 4.33% | 12.80% | 18.60% | 11.47% | 7.57% |
| Barclays Agg. Bond | 0.16% | 4.09% | 3.95% | 2.44% | 4.13% | 4.85% |

The Fund's net operating expenses are 1.40%.[1]

| | Standard Deviation | Sharpe Ratio* | R-Squared | Beta | Max NAV Decline | Max Drawdown Length | Months to Recover |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.84% | 1.17 | 0.32 | 0.19 | -7.22% | 3 | 4 |
| S&P 500 | 14.53% | 0.59 | 1.00 | 1.00 | -50.95% | 16 | 37 |
| MSCI World Index | 15.87% | 0.54 | 0.94 | 1.06 | -53.65% | 16 | 50 |
| Barclays Agg. Bond | 3.23% | 1.48 | 0.00 | 0.01 | -3.82% | 7 | 2 |

* 3-month T-Bill used for risk-free rate.

[1]As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2014. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

# Upside Participation and Downside Mitigation

## Comparison of historical index performance
### Inception – September 30, 2014



S&P 500 TR
MSCI The World Index - Gross
The Merger Fund VL - MERVX
Barclays Aggregate Bond Index
3 Month Libor Rate
Compound ROR
7.8%
7.3%
6.8%
6.3%
5.8%
5.3%
4.8%
4.3%
3.8%
-1.2%
3.8%
8.8%
13.8%
18.8%
Standard Deviation


**Returns**

- Equity-like returns over a full market cycle

**Risk Management**

- Less than half the volatility of the equity market

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.


Westchester Capital FUNDS

14

# The Merger Fund VL

Monthly, Inception – September 30, 2014

| | JAN | FEB | MAR | APR | MAY | JUN | JUL | AUG | SEP | OCT | NOV | DEC | YTD |
|------|-------|------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|
| 2014 | -0.55 | 1.10 | 0.09 | 0.45 | 1.00 | 0.81 | -0.53 | 0.89 | -1.33 | | | | 1.92 |
| 2013 | -0.57 | 0.19 | 0.67 | 0.28 | 0.09 | -0.28 | 1.04 | 0.09 | 0.84 | 0.74 | 0.09 | 0.63 | 3.88 |
| 2012 | -0.10 | 0.96 | 0.28 | 0.38 | -1.51 | 0.19 | 0.29 | 0.95 | -0.19 | -1.04 | 1.05 | 1.26 | 2.52 |
| 2011 | 0.91 | 0.45 | 1.61 | 0.88 | 0.00 | -0.35 | -1.66 | -2.85 | -1.19 | 2.13 | 0.82 | 0.24 | 0.87 |
| 2010 | 0.56 | 0.74 | 0.74 | -0.27 | -1.93 | 0.84 | 1.30 | 0.83 | 1.18 | 0.45 | 0.18 | 0.59 | 5.30 |
| 2009 | 0.71 | -0.50 | 4.04 | 1.26 | 0.77 | 0.57 | 0.57 | 1.13 | 0.74 | 0.09 | 0.55 | 1.34 | 11.80 |
| 2008 | -2.61 | 2.37 | -1.51 | 4.40 | 3.62 | -3.59 | 2.55 | 2.68 | -3.17 | -2.50 | 0.10 | 1.85 | 3.79 |
| 2007 | 1.30 | 1.45 | 0.42 | 0.92 | 1.99 | -0.24 | -1.55 | 1.16 | 0.25 | 1.31 | -4.36 | -0.39 | 2.11 |
| 2006 | 2.37 | 1.96 | 1.31 | 0.52 | 1.29 | 3.05 | 0.58 | 1.55 | 0.81 | 0.80 | 0.08 | 1.14 | 16.55 |
| 2005 | 0.00 | 0.09 | 0.94 | 0.00 | 1.31 | 0.46 | 1.38 | 0.72 | 0.27 | -3.67 | 1.86 | 1.19 | 4.53 |
| 2004 | - | - | - | - | -0.40 | 0.30 | -1.40 | 1.52 | 0.80 | 0.79 | 1.97 | 2.32 | 6.00 |

Inception: May 26, 2004. Past performance is no guarantee of future results

# Effect of a Rising Rate Environment

**Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.**

As rates increase...



FIXED INCOME INVESTMENTS
Bond Prices Fall
Interest Rates Rise
ABSOLUTE RETURN STATEGIES
Targeted Rates of Return Rise
Interest Rates Rise


...rates of return potential rise for merger arbitrage transactions.

**Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.**



# Investment Overview

# Portfolio Manager Background

**Roy D. Behren,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law


**Michael T. Shannon CFA,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

# Investment Philosophy

**The Merger Fund VL** seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

**A portfolio derived from high conviction ideas from global markets**

**We:**

**Invest in highly liquid situations across the globe**

- Although we invest principally in equities, we are capital-structure agnostic.

**Focus on absolute returns, not relative value**

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and

- At the same time, we concentrate on minimizing volatility and deal-completion risk.

**Avoid speculative situations; we do not invest on rumor**

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

**Our investments are predicated *primarily* on the successful completion of the corporate event.**

# Investment Process

## Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

## Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

## Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

# Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

**Deal Hedge**

**Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.

**Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only.

- *Residual Market or Beta Exposure:* may hedge through use of macro sector hedges, typically via put options.

**Currency Hedge**

**Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion.

**Macro Hedge**

During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads.

**Sell Discipline**

- **When the risk/reward relationship is no longer favorable**
- **When there is concern about the status of the transaction**

## Why Invest with Us?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



# Meet Our Team



# Westchester Capital
## MANAGEMENT

**Roy Behren**
Managing Member,
Portfolio Manager

**Michael Shannon**
Managing Member,
Portfolio Manager

**Bruce Rubin**
Chief Operating Officer

**Jody Harris-Stern**
Director of Strategic
Accounts and Investor
Relations

**Thomas Macior**
Director of Business
Development

**Abraham Cary**
Head Trader/Analyst

**Robert Lynch**
Director of Research

**Jennifer Coppola-Simpson**
Controller

**Jane Perl**
Director of
Operations

**Benjamin Kunofsky**
Trader

**Steven Tan**
Senior Analyst

**Laura Morgan**
Assistant
Operations Manager

**Robin Grosso**
Assistant
Operations Manager

**Stacey Fornabaio**
Assistant
Operations Manager



Westchester Capital
FUNDS

# Investment Management Team



**Roy D. Behren**, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



**Michael T. Shannon**, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006.  Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.



**Robert K. Lynch**, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



**Abraham R. Cary**, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



**Steven V. Tan**, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



**Benjamin E. Kunofsky**, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.

# Business and Operations Management



**Bruce J. Rubin**, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



**Jody Harris-Stern**, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



**Thomas Macior**, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.

# Business and Operations Management (cont.)



**Jennifer A. Simpson**, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a B.B.A. and M.B.A. in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



**Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio** comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Westchester Capital
FUNDS

**Investment Adviser:** Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

**Website:**

www.westchestercapitalfunds.com

**Shareholder Services:** The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959

**Investment Professionals: Sales Support**

*Director of Strategic Accounts and Investor Relations: Jody Harris-Stern*

914-741-5600 ■ jharris-stern@mergerfund.com

*Director of Business Development: Thomas Macior*

914-741-5600 ■ tmacior@mergerfund.com

# Important Disclosures

**The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.**

**Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.**

*As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.*

*This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.*

*Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.*

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. You cannot invest directly in an index; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.



# Westchester Capital
## FUNDS



# The Merger Fund VL
## A Westchester Capital Fund

Ticker Symbol

MERVX

# Contents

Westchester Capital
FUNDS



## About Us

# Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

| | |
|---|---|
| College and Education Expenses | Wealth Preservation |
| Financing Retirement | Purchase of a Home |
| Wealth Transfer | Supplemental Income Generation |

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

# Westchester Capital Management, LLC

## Firm

- Founded in 1980
- Independent; employee owned
- Over 350,000 investors worldwide

## People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

## Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget


Westchester Capital Management USD 5.8 Billion[1]
Westchester Capital Funds
(Liquid Alternatives)
Merger Arbitrage
USD 5.4 Billion
Multi-Event
USD 296.7 Million
The Merger Fund
The Merger Fund VL
MLIS Westchester UCITS Fund
Dunham Monthly Distribution Fund
WCM Alternatives: Event-Driven Fund
Over 30 years of delivering alternative investment solutions for institutional and individual investors.

[1] As of December 31, 2014. Westchester Capital Management – Founded in 1980. Assets under management includes USD 81.7 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

# Key Milestones

| | |
|---|---|
| 1980 | Westchester Capital Management ("WCM") is founded. |
| 1987 | WCM launches a domestic hedge fund. |
| 1989 | The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry. |
| 1996 | WCM launches an offshore hedge fund. |
| 2004 | The Merger Fund VL is launched. |
| 2005 | U.S. and offshore hedge funds are combined into a master/feeder structure. |
| 2008 | WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy. |
| 2011 | The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched. |
| 2012 | Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission. |
| 2014 | The WCM Alternatives: Event-Driven Fund is launched. |

[1]As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

Westchester Capital FUNDS

6

# What Sets WCM Apart?

## Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

## Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

## Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to limit volatility.

Westchester Capital
F U N D S

# Expertise

Expertise | Global Reach | Absolute Returns

We manage the assets of some of the world's leading institutions and high net worth investors.

➢ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

➢ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

➢ **Trusted advisor**: Approximately $6 billion in AuM with over 350,000 investors worldwide.

➢ **Proven track record:** Only two negative years since Firm's inception in 1980.

➢ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,000 corporate reorganizations, over 98% of which were successfully completed.

# Global Reach

| Expertise | Global Reach | Absolute Returns |
|---|---|---|

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

| **Global Networks** | U.S. & Foreign Anti-Trust Counsel | Economic Advisors |
|---|---|---|
| | U.S. & Foreign Regulatory Counsel | Political Experts |
| | Industry Consultants | Counterparty Risk Consultants |

Westchester Capital
FUNDS

# Absolute Returns

| Expertise | Global Reach | Absolute Returns |
|---|---|---|

Risk management is key product differentiator

**ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION**

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

Westchester Capital
FUNDS

# Institutional Discipline

Global Reach | Absolute Return Focus | Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

## PEOPLE

- Depth and experience of investment talent
- Continuity of investment team leadership

## PROCESS

- Fundamentally sound and repeatable
- Commitment to risk management

## PHILOSOPHY

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

## PERFORMANCE

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

**At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.**



# Historical Performance

# Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to December 31, 2014

| | QTD | YTD | 1-year | 3-year | 5-year | Since Inception |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.54% | 1.37% | 1.37% | 2.58% | 2.78% | 5.50% |
| S&P 500 | 4.93% | 13.69% | 13.69% | 20.41% | 15.45% | 8.14% |
| MSCI World Index | 1.12% | 5.50% | 5.50% | 16.13% | 10.81% | 7.50% |
| Barclays Agg. Bond | 1.78% | 5.94% | 5.94% | 2.66% | 4.46% | 4.91% |

The Fund's net operating expenses are 1.40%.[1]

| | Standard Deviation | Sharpe Ratio* | R-Squared | Beta | Max NAV Decline | Max Drawdown Length | Months to Recover |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.81% | 1.14 | 0.31 | 0.19 | -7.22% | 3 | 4 |
| S&P 500 | 14.38% | 0.62 | 1.00 | 1.00 | -50.95% | 16 | 37 |
| MSCI World Index | 15.70% | 0.54 | 0.93 | 1.06 | -53.65% | 16 | 50 |
| Barclays Agg. Bond | 3.20% | 1.51 | 0.00 | 0.01 | -3.82% | 7 | 2 |

* 3-month T-Bill used for risk-free rate.

[1]As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2014. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

# Upside Participation and Downside Mitigation

## Comparison of historical index performance
### Inception – December 31, 2014



| Returns | Risk Management |
|---|---|
| ▪ Equity-like returns over a full market cycle | ▪ Less than half the volatility of the equity market |

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

# The Merger Fund VL

Monthly, Inception – December 31, 2014

|      | JAN   | FEB   | MAR   | APR   | MAY   | JUN   | JUL   | AUG   | SEP   | OCT   | NOV   | DEC   | YTD   |
|------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|-------|
| 2014 | -0.55 | 1.10  | 0.09  | 0.45  | 1.00  | 0.81  | -0.53 | 0.89  | -1.33 | -1.17 | 0.45  | 0.18  | 1.37  |
| 2013 | -0.57 | 0.19  | 0.67  | 0.28  | 0.09  | -0.28 | 1.04  | 0.09  | 0.84  | 0.74  | 0.09  | 0.63  | 3.88  |
| 2012 | -0.10 | 0.96  | 0.28  | 0.38  | -1.51 | 0.19  | 0.29  | 0.95  | -0.19 | -1.04 | 1.05  | 1.26  | 2.52  |
| 2011 | 0.91  | 0.45  | 1.61  | 0.88  | 0.00  | -0.35 | -1.66 | -2.85 | -1.19 | 2.13  | 0.82  | 0.24  | 0.87  |
| 2010 | 0.56  | 0.74  | 0.74  | -0.27 | -1.93 | 0.84  | 1.30  | 0.83  | 1.18  | 0.45  | 0.18  | 0.59  | 5.30  |
| 2009 | 0.71  | -0.50 | 4.04  | 1.26  | 0.77  | 0.57  | 0.57  | 1.13  | 0.74  | 0.09  | 0.55  | 1.34  | 11.80 |
| 2008 | -2.61 | 2.37  | -1.51 | 4.40  | 3.62  | -3.59 | 2.55  | 2.68  | -3.17 | -2.50 | 0.10  | 1.85  | 3.79  |
| 2007 | 1.30  | 1.45  | 0.42  | 0.92  | 1.99  | -0.24 | -1.55 | 1.16  | 0.25  | 1.31  | -4.36 | -0.39 | 2.11  |
| 2006 | 2.37  | 1.96  | 1.31  | 0.52  | 1.29  | 3.05  | 0.58  | 1.55  | 0.81  | 0.80  | 0.08  | 1.14  | 16.55 |
| 2005 | 0.00  | 0.09  | 0.94  | 0.00  | 1.31  | 0.46  | 1.38  | 0.72  | 0.27  | -3.67 | 1.86  | 1.19  | 4.53  |
| 2004 | -     | -     | -     | -     | -0.40 | 0.30  | -1.40 | 1.52  | 0.80  | 0.79  | 1.97  | 2.32  | 6.00  |

Inception:  May 26, 2004.  Past performance is no guarantee of future results

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# Effect of a Rising Rate Environment

**Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.**

As rates increase…


FIXED INCOME INVESTMENTS
Bond Prices Fall
Interest Rates Rise
ABSOLUTE RETURN STATEGIES
Targeted Rates of Return Rise
Interest Rates Rise

…rates of return potential rise for merger arbitrage transactions.

**Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.**



# Investment Overview

# Portfolio Manager Background

**Roy D. Behren,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

**Michael T. Shannon CFA,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

**The Merger Fund VL** seeks to achieve capital growth by investing principally in  securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

**A portfolio derived from high conviction ideas from global markets**

**We:**

**Invest in highly liquid situations across the globe**

- Although we invest principally in equities, we are capital-structure agnostic.

**Focus on absolute returns, not relative value**

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and

- At the same time, we concentrate on minimizing volatility and deal-completion risk.

**Avoid speculative situations; we do not invest on rumor**

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

**Our investments are predicated *primarily* on the successful completion of the corporate event.**

# Investment Process

## Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

## Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

## Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns


Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

# Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

| | |
|---|---|
| **Deal Hedge** | **Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction. |
| | **Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only. |
| | • *Residual Market or Beta Exposure:* may hedge through use of macro sector hedges, typically via put options. |

| | |
|---|---|
| **Currency Hedge** | **Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion. |

| | |
|---|---|
| **Macro Hedge** | During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads. |

| | |
|---|---|
| **Sell Discipline** | • **When the risk/reward relationship is no longer favorable**<br>• **When there is concern about the status of the transaction** |

# Why Invest with Us?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.

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# Meet Our Team



# Westchester Capital
## MANAGEMENT

**Roy Behren**
Managing Member,
Portfolio Manager

**Michael Shannon**
Managing Member,
Portfolio Manager

**Bruce Rubin**
Chief Operating Officer

**Jody Harris-Stern**
Director of Strategic Accounts and Investor Relations

**Thomas Macior**
Director of Business Development

**Abraham Cary**
Head Trader/Analyst

**Robert Lynch**
Director of Research

**Jennifer Simpson**
Controller

**Jane Perl**
Director of Operations

**Benjamin Kunofsky**
Trader

**Steven Tan**
Senior Analyst

**Laura Morgan**
Assistant Operations Manager

**Robin Grosso**
Assistant Operations Manager

**Stacey Fornabaio**
Assistant Operations Manager

Westchester Capital Management, LLC is an investment adviser registered with the United States Securities and Exchange Commission. SEC registration was effective December 2010 – SEC no. 801-72002. Westchester Capital's affiliated company, Westchester Capital Partners LLC, is the adviser to our hedge fund. As of December 2014.



## Westchester Capital
### FUNDS



**Roy D. Behren**, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



**Michael T. Shannon**, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.



**Robert K. Lynch**, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



**Abraham R. Cary**, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



**Steven V. Tan**, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



**Benjamin E. Kunofsky**, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.

# Business and Operations Management



**Bruce J. Rubin**, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



**Jody Harris-Stern**, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



**Thomas Macior**, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.



**Jennifer A. Simpson**, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a B.B.A. and M.B.A. in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



**Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio** comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

# Contact Information

**Investment Adviser:** Westchester Capital Management, LLC

100 Summit Lake Drive ∎ Valhalla ∎ New York 10595

**Website:**

www.westchestercapitalfunds.com

**Shareholder Services:** The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ∎ Milwaukee ∎ Wisconsin 53201 ∎ (800) 343-8959

---

**Investment Professionals: Sales Support**

***Director of Strategic Accounts and Investor Relations: Jody Harris-Stern***

914-741-5600 ∎ jharris-stern@mergerfund.com

***Director of Business Development: Thomas Macior***

914-741-5600 ∎ tmacior@mergerfund.com

---

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# Important Disclosures

**The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.**

**Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.**

*As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.*

*This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.*

*Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.*

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. You cannot invest directly in an index; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.



# Westchester Capital
## FUNDS



# The Merger Fund VL
## A Westchester Capital Fund

Ticker Symbol

MERVX

# Contents

Westchester Capital
FUNDS



# About Us

# Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

| | |
|---|---|
| College and Education Expenses | Wealth Preservation |
| Financing Retirement | Purchase of a Home |
| Wealth Transfer | Supplemental Income Generation |

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

# Westchester Capital Management, LLC

## Firm
- Founded in 1980
- Over 350,000 investors worldwide

## People
- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

## Scale
- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management          USD 5.7 Billion[1]

Westchester Capital Funds

(Liquid Alternatives)

| Merger Arbitrage | Multi-Event |
| --- | --- |
| **USD 5.3 Billion** | **USD 305.4 Million** |
| The Merger Fund | Dunham Monthly Distribution Fund |
| The Merger Fund VL | WCM Alternatives: Event-Driven Fund |
| MLIS Westchester UCITS Fund | |

**Over 30 years** of delivering alternative investment solutions for institutional and individual investors.

[1] As of March 31, 2015. Westchester Capital Management – Founded in 1980. Assets under management includes USD 87.1 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

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# Key Milestones

| | |
|---|---|
| 1980 | Westchester Capital Management ("WCM") is founded. |
| 1987 | WCM launches a domestic hedge fund. |
| 1989 | The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry. |
| 1996 | WCM launches an offshore hedge fund. |
| 2004 | The Merger Fund VL is launched. |
| 2005 | U.S. and offshore hedge funds are combined into a master/feeder structure. |
| 2008 | WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy. |
| 2011 | The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched. |
| 2012 | Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission. |
| 2014 | The WCM Alternatives: Event-Driven Fund is launched. |

[1]As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

# What Sets WCM Apart?

## Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

## Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

## Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to limit volatility.

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# Expertise

We manage the assets of some of the world's leading institutions and high net worth investors.

- ➢ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

- ➢ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

- ➢ **Trusted advisor**: Approximately $6 billion in AuM with over 350,000 investors worldwide.

- ➢ **Proven track record:** Only two negative years since Firm's inception in 1980.

- ➢ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,000 corporate reorganizations, over 98% of which were successfully completed.

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# Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

| Global Networks | U.S. & Foreign Anti-Trust Counsel | Economic Advisors |
|---|---|---|
| | U.S. & Foreign Regulatory Counsel | Political Experts |
| | Industry Consultants | Counterparty Risk Consultants |

# Absolute Returns

Expertise     Global Reach     Absolute Returns

Risk management is key product differentiator

**ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION**

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

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# Institutional Discipline

Global Reach | Absolute Return Focus | Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

## PEOPLE

- Depth and experience of investment talent
- Continuity of investment team leadership

## PROCESS

- Fundamentally sound and repeatable
- Commitment to risk management

## PHILOSOPHY

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

## PERFORMANCE

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

**At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.**

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# Historical Performance

# Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to March 31, 2015

|  | QTD | YTD | 1-year | 3-year | 5-year | Since Inception |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.38% | 1.38% | 2.12% | 2.66% | 2.64% | 5.50% |
| S&P 500 | 0.95% | 0.95% | 12.73% | 16.11% | 14.47% | 8.04% |
| MSCI World Index | 2.45% | 2.45% | 6.60% | 12.82% | 10.62% | 7.56% |
| Barclays Agg. Bond | 1.61% | 1.61% | 5.69% | 3.10% | 4.42% | 4.95% |

The Fund's net operating expenses are 1.40%.[1]

|  | Standard Deviation | Sharpe Ratio* | R-Squared | Beta | Max NAV Decline | Max Drawdown Length | Months to Recover |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.77% | 1.14 | 0.32 | 0.19 | -7.22% | 3 | 4 |
| S&P 500 | 14.36% | 0.61 | 1.00 | 1.00 | -50.95% | 16 | 37 |
| MSCI World Index | 15.63% | 0.55 | 0.93 | 1.05 | -53.65% | 16 | 50 |
| Barclays Agg. Bond | 3.23% | 1.51 | 0.00 | 0.00 | -3.82% | 7 | 2 |

* 3-month T-Bill used for risk-free rate.

[1]As of the April 30, 2015 Prospectus, the Fund's total annual operating expense ratio was 2.82%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2016 only with approval of the Board of Trustees), total annual operating expenses were 1.76%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2014. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

Westchester Capital FUNDS

# Upside Participation and Downside Mitigation

## Comparison of historical index performance

### Inception – March 31, 2015


8.2%
7.7%
7.2%
6.7%
6.2%
5.7%
5.2%
4.7%
4.2%
3.7%
Compound ROR
-1.2%
3.8%
8.8%
13.8%
18.8%
Standard Deviation
MSCI The World Index - Gross
The Merger Fund VL - MERVX
Barclays Aggregate Bond Index
3 Month Libor Rate

| Returns | Risk Management |
|---|---|
| ▪ Equity-like returns over a full market cycle | ▪ Less than half the volatility of the equity market |

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

# The Merger Fund VL

Monthly, Inception – March 31, 2015

| | JAN | FEB | MAR | APR | MAY | JUN | JUL | AUG | SEP | OCT | NOV | DEC | YTD |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | -0.18 | 1.66 | -0.09 | | | | | | | | | | 1.38 |
| 2014 | -0.55 | 1.10 | 0.09 | 0.45 | 1.00 | 0.81 | -0.53 | 0.89 | -1.33 | -1.17 | 0.45 | 0.18 | 1.37 |
| 2013 | -0.57 | 0.19 | 0.67 | 0.28 | 0.09 | -0.28 | 1.04 | 0.09 | 0.84 | 0.74 | 0.09 | 0.63 | 3.88 |
| 2012 | -0.10 | 0.96 | 0.28 | 0.38 | -1.51 | 0.19 | 0.29 | 0.95 | -0.19 | -1.04 | 1.05 | 1.26 | 2.52 |
| 2011 | 0.91 | 0.45 | 1.61 | 0.88 | 0.00 | -0.35 | -1.66 | -2.85 | -1.19 | 2.13 | 0.82 | 0.24 | 0.87 |
| 2010 | 0.56 | 0.74 | 0.74 | -0.27 | -1.93 | 0.84 | 1.30 | 0.83 | 1.18 | 0.45 | 0.18 | 0.59 | 5.30 |
| 2009 | 0.71 | -0.50 | 4.04 | 1.26 | 0.77 | 0.57 | 0.57 | 1.13 | 0.74 | 0.09 | 0.55 | 1.34 | 11.80 |
| 2008 | -2.61 | 2.37 | -1.51 | 4.40 | 3.62 | -3.59 | 2.55 | 2.68 | -3.17 | -2.50 | 0.10 | 1.85 | 3.79 |
| 2007 | 1.30 | 1.45 | 0.42 | 0.92 | 1.99 | -0.24 | -1.55 | 1.16 | 0.25 | 1.31 | -4.36 | -0.39 | 2.11 |
| 2006 | 2.37 | 1.96 | 1.31 | 0.52 | 1.29 | 3.05 | 0.58 | 1.55 | 0.81 | 0.80 | 0.08 | 1.14 | 16.55 |
| 2005 | 0.00 | 0.09 | 0.94 | 0.00 | 1.31 | 0.46 | 1.38 | 0.72 | 0.27 | -3.67 | 1.86 | 1.19 | 4.53 |
| 2004 | - | - | - | - | -0.40 | 0.30 | -1.40 | 1.52 | 0.80 | 0.79 | 1.97 | 2.32 | 6.00 |

Inception: May 26, 2004. Past performance is no guarantee of future results

Westchester Capital
FUNDS

**Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.**

As rates increase...



...rates of return potential rise for merger arbitrage transactions.

**Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.**


# Investment Overview

Westchester Capital
FUNDS

# Portfolio Manager Background

**Roy D. Behren,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

**Michael T. Shannon CFA,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

# Investment Philosophy

**The Merger Fund VL** seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

**A portfolio derived from high conviction ideas from global markets**

**We:**

**Invest in highly liquid situations across the globe**

- Although we invest principally in equities, we are capital-structure agnostic.

**Focus on absolute returns, not relative value**

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

**Avoid speculative situations; we do not invest on rumor**

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

**Our investments are predicated _primarily_ on the successful completion of the corporate event.**

# Investment Process

## Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

## Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

## Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

# Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

| | |
|---|---|
| **Deal Hedge** | **Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.<br><br>**Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only.<br><br>• *Residual Market or Beta Exposure*: may hedge through use of macro sector hedges, typically via put options. |
| **Currency Hedge** | **Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion. |
| **Macro Hedge** | During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads. |
| **Sell Discipline** | • **When the risk/reward relationship is no longer favorable**<br>• **When there is concern about the status of the transaction** |

# Why Invest with Us?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



# Meet Our Team

Westchester Capital
FUNDS


# Westchester Capital
## MANAGEMENT

**Roy Behren**
Managing Member, Portfolio Manager

**Michael Shannon**
Managing Member, Portfolio Manager

**Bruce Rubin**
Chief Operating Officer

**Jody Harris-Stern**
Director of Strategic Accounts and Investor Relations

**Thomas Macior**
Director of Business Development

**Abraham Cary**
Head Trader/Analyst

**Robert Lynch**
Director of Research

**Jennifer Simpson**
Controller

**Jane Perl**
Director of Operations

**Benjamin Kunofsky**
Trader

**Steven Tan**
Senior Analyst

**Laura Morgan**
Assistant Operations Manager

**Robin Grosso**
Assistant Operations Manager

**Stacey Fornabaio**
Assistant Operations Manager

Westchester Capital
FUNDS

# Investment Management Team



**Roy D. Behren**, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



**Michael T. Shannon**, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006.  Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.



**Robert K. Lynch**, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



**Abraham R. Cary**, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



**Steven V. Tan**, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



**Benjamin E. Kunofsky**, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.

# Business and Operations Management



**Bruce J. Rubin**, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



**Jody Harris-Stern**, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



**Thomas Macior**, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.

# Business and Operations Management (cont.)



**Jennifer A. Simpson**, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a B.B.A. and M.B.A. in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



**Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio** comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Westchester Capital
**F U N D S**

# Contact Information

**Investment Adviser:** Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

**Website:**

www.westchestercapitalfunds.com

**Shareholder Services:**  The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959

---

**Investment Professionals:  Sales Support**

*Director of Strategic Accounts and Investor Relations:  Jody Harris-Stern*

914-741-5600 ■ jharris-stern@mergerfund.com

*Director of Business Development:  Thomas Macior*

914-741-5600 ■ tmacior@mergerfund.com

---

**Westchester Capital**
FUNDS

# Important Disclosures

**The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change.  No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC.  It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed.  This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering.  Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.**

**Mutual fund investing involves risk.  Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.**

*As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.*

*This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.*

*Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.*

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index**  is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. You cannot invest directly in an index; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index.  A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate.  A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.



# Westchester Capital
## FUNDS



# The Merger Fund VL
## A Westchester Capital Fund

Ticker Symbol

MERVX

# Contents

Westchester Capital
FUNDS



# About Us

# Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

| | |
|---|---|
| College and Education Expenses | Wealth Preservation |
| Financing Retirement | Purchase of a Home |
| Wealth Transfer | Supplemental Income Generation |

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

# Westchester Capital Management, LLC

## Firm

- Founded in 1980
- Over 350,000 investors worldwide

## People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

## Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



| Westchester Capital Management | USD 5.9 Billion[1] |
| --- | --- |

**Westchester Capital Funds**

(Liquid Alternatives)

| Merger Arbitrage | Multi-Event |
| --- | --- |
| **USD 5.3 Billion** | **USD 499.9 Million** |
| The Merger Fund | Dunham Monthly Distribution Fund |
| The Merger Fund VL | WCM Alternatives: Event-Driven Fund |
| MLIS Westchester UCITS Fund | JNL/Westchester Capital Event Driven Fund |

**Over 30 years** of delivering alternative investment solutions for institutional and individual investors.

[1] As of June 30, 2015. Westchester Capital Management – Founded in 1980. Assets under management includes USD 86.1 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

Westchester Capital
**F U N D S**

# Key Milestones

| | |
|---|---|
| 1980 | Westchester Capital Management ("WCM") is founded. |
| 1987 | WCM launches a domestic hedge fund. |
| 1989 | The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry. |
| 1996 | WCM launches an offshore hedge fund. |
| 2004 | The Merger Fund VL is launched. |
| 2005 | U.S. and offshore hedge funds are combined into a master/feeder structure. |
| 2008 | WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy. |
| 2011 | The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched. |
| 2012 | Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission. |
| 2014 | The WCM Alternatives: Event-Driven Fund is launched. |
| 2015 | WCM becomes the Sub-Advisor to the JNL/Westchester Event Driven Fund, a multi-event strategy. |

[1]As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

Westchester Capital FUNDS

6

# What Sets WCM Apart?

## Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

## Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

## Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to  limit volatility.

# Expertise

| Expertise | Global Reach | Absolute Returns |

We manage the assets of some of the world's leading institutions and high net worth investors.

➤ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

➤ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

➤ **Trusted advisor**: Approximately $6 billion in AuM with over 350,000 investors worldwide.

➤ **Proven track record:** Only two negative years since Firm's inception in 1980.

➤ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,000 corporate reorganizations, over 98% of which were successfully completed.

**Westchester Capital**
F U N D S

# Global Reach

Expertise | Global Reach | Absolute Returns

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

| Global Networks | U.S. & Foreign Anti-Trust Counsel | Economic Advisors |
| --- | --- | --- |
| | U.S. & Foreign Regulatory Counsel | Political Experts |
| | Industry Consultants | Counterparty Risk Consultants |

**Westchester Capital**
FUNDS

# Absolute Returns

Expertise

Global Reach

Absolute Returns

Risk management is key product differentiator

## ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

Westchester Capital
FUNDS

# Institutional Discipline

Global Reach

Absolute Return Focus

Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

**PEOPLE**

- Depth and experience of investment talent
- Continuity of investment team leadership

**PROCESS**

- Fundamentally sound and repeatable
- Commitment to risk management

**PHILOSOPHY**

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

**PERFORMANCE**

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

**At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.**



# Historical Performance

# Average Annualized Returns vs. Market Indices

## Inception, June 1, 2004 to June 30, 2015

| | QTD | YTD | 1-year | 3-year | 5-year | Since Inception |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.64% | 0.74% | -0.79% | 2.77% | 2.79% | 5.31% |
| S&P 500 | 0.28% | 1.23% | 7.42% | 17.31% | 17.34% | 7.88% |
| MSCI World Index | 0.49% | 2.95% | 1.97% | 14.90% | 13.72% | 7.43% |
| Barclays Agg. Bond | -1.68% | -0.10% | 1.84% | 1.83% | 3.36% | 4.67% |

The Fund's net operating expenses are 1.40%.[1]

| | Standard Deviation | Sharpe Ratio* | R-Squared | Beta | Max NAV Decline | Max Drawdown Length | Months to Recover |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.75% | 1.11 | 0.32 | 0.19 | -7.22% | 3 | 4 |
| S&P 500 | 14.22% | 0.61 | 1.00 | 1.00 | -50.95% | 16 | 37 |
| MSCI World Index | 15.49% | 0.54 | 0.93 | 1.05 | -53.65% | 16 | 50 |
| Barclays Agg. Bond | 3.24% | 1.42 | 0.00 | 0.00 | -3.82% | 7 | 2 |

* 3-month T-Bill used for risk-free rate.

[1]As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2014. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

# Upside Participation and Downside Mitigation

## Comparison of historical index performance

### Inception – June 30, 2015



8.2%
7.7%
7.2%
6.7%
6.2%
5.7%
5.2%
4.7%
4.2%
3.7%
Compound ROR
MSCI The World Index - Gross
The Merger Fund VL - MERVX
Barclays Aggregate Bond Index
3 Month Libor Rate
-1.2%
3.8%
8.8%
13.8%
18.8%
Standard Deviation


| Returns | Risk Management |
| --- | --- |
| ▪ Equity-like returns over a full market cycle | ▪ Less than half the volatility of the equity market |

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

# The Merger Fund VL

Monthly, Inception – June 30, 2015

| | JAN | FEB | MAR | APR | MAY | JUN | JUL | AUG | SEP | OCT | NOV | DEC | YTD |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2015** | -0.18 | 1.66 | -0.09 | 0.09 | 0.45 | -1.17 | | | | | | | **0.74** |
| **2014** | -0.55 | 1.10 | 0.09 | 0.45 | 1.00 | 0.81 | -0.53 | 0.89 | -1.33 | -1.17 | 0.45 | 0.18 | **1.37** |
| **2013** | -0.57 | 0.19 | 0.67 | 0.28 | 0.09 | -0.28 | 1.04 | 0.09 | 0.84 | 0.74 | 0.09 | 0.63 | **3.88** |
| **2012** | -0.10 | 0.96 | 0.28 | 0.38 | -1.51 | 0.19 | 0.29 | 0.95 | -0.19 | -1.04 | 1.05 | 1.26 | **2.52** |
| **2011** | 0.91 | 0.45 | 1.61 | 0.88 | 0.00 | -0.35 | -1.66 | -2.85 | -1.19 | 2.13 | 0.82 | 0.24 | **0.87** |
| **2010** | 0.56 | 0.74 | 0.74 | -0.27 | -1.93 | 0.84 | 1.30 | 0.83 | 1.18 | 0.45 | 0.18 | 0.59 | **5.30** |
| **2009** | 0.71 | -0.50 | 4.04 | 1.26 | 0.77 | 0.57 | 0.57 | 1.13 | 0.74 | 0.09 | 0.55 | 1.34 | **11.80** |
| **2008** | -2.61 | 2.37 | -1.51 | 4.40 | 3.62 | -3.59 | 2.55 | 2.68 | -3.17 | -2.50 | 0.10 | 1.85 | **3.79** |
| **2007** | 1.30 | 1.45 | 0.42 | 0.92 | 1.99 | -0.24 | -1.55 | 1.16 | 0.25 | 1.31 | -4.36 | -0.39 | **2.11** |
| **2006** | 2.37 | 1.96 | 1.31 | 0.52 | 1.29 | 3.05 | 0.58 | 1.55 | 0.81 | 0.80 | 0.08 | 1.14 | **16.55** |
| **2005** | 0.00 | 0.09 | 0.94 | 0.00 | 1.31 | 0.46 | 1.38 | 0.72 | 0.27 | -3.67 | 1.86 | 1.19 | **4.53** |
| **2004** | - | - | - | - | -0.40 | 0.30 | -1.40 | 1.52 | 0.80 | 0.79 | 1.97 | 2.32 | **6.00** |

Inception: May 26, 2004. Past performance is no guarantee of future results

# Effect of a Rising Rate Environment

**Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.**



As rates increase...

### FIXED INCOME INVESTMENTS

Bond Prices Fall

Interest Rates Rise

### ABSOLUTE RETURN STRATEGIES

Targeted Rates of Return Rise

Interest Rates Rise

...rates of return potential rise for merger arbitrage transactions.

**Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.**



# Investment Overview

# Portfolio Manager Background

**Roy D. Behren,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

**Michael T. Shannon CFA,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

# Investment Philosophy

**The Merger Fund VL** seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

**A portfolio derived from high conviction ideas from global markets**

**We:**

**Invest in highly liquid situations across the globe**

- Although we invest principally in equities, we are capital-structure agnostic.

**Focus on absolute returns, not relative value**

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

**Avoid speculative situations; we do not invest on rumor**

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

**Our investments are predicated *primarily* on the successful completion of the corporate event.**

# Investment Process

## Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

## Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

## Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

# Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

## Deal Hedge

**Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.

**Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only.

- *Residual Market or Beta Exposure:* may hedge through use of macro sector hedges, typically via put options.

## Currency Hedge

**Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion.

## Macro Hedge

During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads.

## Sell Discipline

- **When the risk/reward relationship is no longer favorable**
- **When there is concern about the status of the transaction**

# Why Invest with Us?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.

Westchester Capital
FUNDS



Meet Our Team



# Westchester Capital
## M A N A G E M E N T

**Roy Behren**
Managing Member, Portfolio Manager

**Michael Shannon**
Managing Member, Portfolio Manager

**Bruce Rubin**
Chief Operating Officer

**Jody Harris-Stern**
Director of Strategic Accounts and Investor Relations

**Thomas Macior**
Director of Business Development

**Abraham Cary**
Analyst/Head Trader

**Robert Lynch**
Director of Research

**Jennifer Simpson**
Controller

**Jane Perl**
Director of Operations

**Benjamin Kunofsky**
Trader

**Steven Tan**
Senior Analyst

**Amy Nazimiec**
Associate Compliance Officer

**Laura Morgan**
Assistant Operations Manager

**Michael Corigliano**
Analyst/Trader

**Robin Grosso**
Assistant Operations Manager

**Stacey Fornabaio**
Assistant Operations Manager

Westchester Capital Management, LLC is an investment adviser registered with the United States Securities and Exchange Commission. SEC registration was effective December 2010 – SEC no. 801-72002. Westchester Capital's affiliated company, Westchester Capital Partners LLC, is the adviser to our hedge fund. As of June 2015.



# Westchester Capital
## F U N D S



**Roy D. Behren**, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



**Michael T. Shannon**, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.



**Robert K. Lynch**, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



**Abraham R. Cary**, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



**Steven V. Tan**, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



**Benjamin E. Kunofsky**, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.



**Michael Corigliano,** *Analyst/Trader*
Michael joined WCM in 2015 as an Analyst, with broad equity derivatives experience, including a deep expertise in options modeling.   Prior to joining WCM, Michael was an Equity Derivatives Trader at Capstone Investment Advisors from 2007 to 2010. Michael was then a Portfolio Manager at Bell Curve Capital, a derivatives-focused hedge fund, for four years prior to joining WCM. Michael graduated from the University of Pennsylvania's School of Engineering in 2006, with a Bachelor of Applied Science.

# Business and Operations Management



**Bruce J. Rubin**, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



**Jody Harris-Stern**, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



**Thomas Macior**, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.



**Jennifer A. Simpson**, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a B.B.A. and M.B.A. in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



**Amy L. Nazimiec,** *Associate Compliance Officer*
Amy joined WCM as Associate Compliance Officer in 2015. She graduated from Brandeis University with a B.A. in Economics. Amy began her career in 2005 at BlackRock and gained additional experience in operations and compliance at Old Mutual Asset Management Trust Company. Prior to joining WCM she was a Compliance Analyst at Towers Watson Investment Services, Inc.



**Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio** comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Westchester Capital
FUNDS

# Contact Information

**Investment Adviser:** Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

**Website:**

www.westchestercapitalfunds.com

**Shareholder Services:** The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959

**Investment Professionals:  Sales Support**

*Director of Strategic Accounts and Investor Relations:  Jody Harris-Stern*

914-741-5600 ■ jharris-stern@mergerfund.com

*Director of Business Development:  Thomas Macior*

914-741-5600 ■ tmacior@mergerfund.com

# Important Disclosures

**The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.**

**Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.**

*As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.*

*This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.*

*Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.*

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. You cannot invest directly in an index; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.

Westchester Capital
F U N D S



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

FOURTH QUARTER 2013 FACT SHEET — Ticker Symbol | MERVX

## INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

## PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

## FUND FACTS

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Minimum Initial Investment: | $2,000 |
| Total Fund Assets: | $19.1 billion |
| Assets in the Strategy: | $5.4 billion |
| Portfolio Turnover Rate[1]: | 268.78% |
| Management Fee: | 1.25% |
| Total Operating Expense[1]: | 3.10% |
| Expenses before investment related expenses[2]: | 1.40% |

[1] For period ending 12/31/12.

[2] The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2014.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index.

**For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.**

## PERFORMANCE — DECEMBER 31, 2013

### Cumulative Change in Value of a $10,000 Investment



$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
During times of financial crisis, The Merger Fund VL held steady as U.S. and global equity markets plummeted.
$20,133
$17,380
May-04
Oct-04
Mar-05
Aug-05
Jan-06
Jun-06
Nov-06
Apr-07
Sep-07
Feb-08
Jul-08
Dec-08
May-09
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11
Nov-11
Apr-12
Sep-12
Feb-13
Jul-13
Dec-13
The Merger Fund VL
S&P 500 Index

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge. This chart does not imply any future performance.

### Average Annualized Total Returns and Risk Metrics

| | Q4 | YTD | 1-year | 3-year | 5-year | Since Inception[3] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.47% | 3.88% | 3.88% | 2.42% | 4.81% | 5.94% |
| S&P 500 Index | 10.51% | 32.39% | 32.39% | 16.18% | 17.94% | 7.58% |

| | Standard Deviation* | Sharpe Ratio* | Beta | Correlation |
|---|---|---|---|---|
| The Merger Fund VL | 4.96% | 1.19 | 0.19 | 0.32 |
| S&P 500 Index | 14.89% | 0.57 | 1.00 | 1.00 |

* 3-month T-Bill used for risk-free rate

*[3] Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.*



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

## Fourth Quarter 2013 Fact Sheet

| PORTFOLIO | |
|---|---|
| Top ten positions: | 27.90% |
| Average position size: | 0.91% |
| Number of long positions: | 93 |
| Number of short positions: | 20 |
| Percent invested: | 84.25% |

| GEOGRAPHIC ALLOCATION as a % of longs | |
|---|---|
| U.S.: | 81.52% |
| United Kingdom: | 9.45% |
| Europe ex.-U.K.: | 3.51% |
| Canada: | 3.08% |
| Asia ex. Japan: | 1.44% |
| Australia: | 0.72% |
| Japan: | 0.27% |

| TOP TEN EQUITY HOLDINGS |
|---|
| Omnicom Group Inc. |
| Life Technologies Corporation |
| Invensys plc |
| Lamar Advertising Company |
| T-Mobile US, Inc. |
| American International Group, Inc. |
| Lender Processing Services, Inc. |
| General Motors Co. |
| Huntsman Corporation |
| Hess Corporation |

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

### FUND MANAGERS

ROY D. BEHREN | Began career in 1987
With Westchester Capital Management since 1994;
Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in corporate law from New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
With Westchester Capital Management since 1996;
Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.



## WHY INVEST WITH US?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

FIRST QUARTER 201 FACT SHEET

Ticker Symbol | MERVX

## INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

## PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

## FUND FACTS

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Minimum Initial Investment: | $2,000 |
| Total Fund Assets: | $20.2 million |
| Assets in the Strategy: | $5.6 billion |
| Portfolio Turnover Rate[1]: | 268.78% |
| Management Fee: | 1.25% |
| Total Operating Expense[1]: | 3.10% |
| Expenses before investment related expenses[2]: | 1.40% |

[1] For period ending 12/31/12.

[2] The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2014.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index.

**For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.**

## PERFORMANCE MARCH 31, 201

### Cumulative Change in Value of a $10,000 Investment



$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
During times of financial crisis, The Merger Fund VL held steady as U.S. and global equity markets plummeted.
$20,497
$17, 1
May-04 Oct-04 Mar-05 Aug-05 Jan-06 Jun-06 Nov-06 Apr-07 Sep-07 Feb-08 Jul-08 Dec-08 May-09 Oct-09 Mar-10 Aug-10 Jan-11 Jun-11 Nov-11 Apr-12 Sep-12 Feb-13 Jul-13 Dec-13
The Merger Fund VL
S&P 500 Index

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge. This chart does not imply any future performance.

### Average Annualized Total Returns and Risk Metrics

| | Q1 | YTD | 1-year | 3-year | 5-year | Since Inception[3] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.64% | 0.64% | 4.25% | 1.63% | 4.07% | 5.85% |
| S&P 500 Index | 1.81% | 1.81% | 21.86% | 14.66% | 21.16% | 7.57% |

| | Standard Deviation* | Sharpe Ratio* | Beta | Correlation |
|---|---|---|---|---|
| The Merger Fund VL | 4.91% | 1.18 | 0.19 | 0.32 |
| S&P 500 Index | 14.81% | 0.57 | 1.00 | 1.00 |

* 3-month T-Bill used for risk-free rate

*[3] Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.*



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

## First Quarter 201 Fact Sheet

| PORTFOLIO | |
|---|---|
| Top ten positions: | 28.85% |
| Average position size: | 1.00% |
| Number of long positions: | 96 |
| Number of short positions: | 14 |
| Percent invested: | 96.36% |

| GEOGRAPHIC ALLOCATION as a % of longs | |
|---|---|
| U.S.: | 84.94% |
| Europe ex.-U.K.: | 5.09% |
| United Kingdom: | 5.01% |
| Japan: | 1.75% |
| Canada: | 1.53% |
| Asia ex.-Japan: | 1.04% |
| Australia: | 0.64% |

| TOP TEN EQUITY HOLDINGS |
|---|
| Omnicom Group Inc. |
| Forest Laboratories, Inc. |
| Lamar Advertising Company |
| American International Group, Inc. |
| Time Warner Cable Inc. |
| Vodafone Group Plc |
| T-Mobile US, Inc. |
| Huntsman Corporation |
| Hess Corporation |
| Jos. A. Bank Clothiers, Inc. |

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

### FUND MANAGERS

ROY D. BEHREN | Began career in 1987
With Westchester Capital Management since 1994;
Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in corporate law from New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
With Westchester Capital Management since 1996;
Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.



## WHY INVEST WITH US?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

**THIRD QUARTER 2014 FACT SHEET** — Ticker Symbol | **MERVX**

## INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

## PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

## FUND FACTS

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Minimum Initial Investment: | $2,000 |
| Total Fund Assets: | $23.9 million |
| Assets in the Strategy: | $5.7 billion |
| Portfolio Turnover Rate[1]: | 195.96% |
| Management Fee: | 1.25% |
| Total Operating Expense[1]: | 3.00% |
| Expenses before investment related expenses[2]: | 1.40% |

[1] For period ending 12/31/13.

[2] The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 27, 2015.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index.

**For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.**

## PERFORMANCE — SEPTEMBER 30, 2014

### Cumulative Change in Value of a $10,000 Investment



$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
During times of financial crisis, The Merger Fund VL held steady as U.S. and global equity markets plummeted.
$21,813
$17,714
May-04 Oct-04 Mar-05 Aug-05 Jan-06 Jun-06 Nov-06 Apr-07 Sep-07 Feb-08 Jul-08 Dec-08 May-09 Oct-09 Mar-10 Aug-10 Jan-11 Jun-11 Nov-11 Apr-12 Sep-12 Feb-13 Jul-13 Dec-13 May-14
The Merger Fund VL
S&P 500 Index

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge. This chart does not imply any future performance.

### Average Annualized Total Returns and Risk Metrics

| | Q3 | YTD | 1-year | 3-year | 5-year | Since Inception[3] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.98% | 1.92% | 3.42% | 3.86% | 3.29% | 5.69% |
| S&P 500 Index | 1.13% | 8.34% | 19.73% | 22.99% | 15.70% | 7.84% |

| | Standard Deviation* | Sharpe Ratio* | Beta | Correlation |
|---|---|---|---|---|
| The Merger Fund VL | 4.84% | 1.17 | 0.19 | 0.32 |
| S&P 500 Index | 14.53% | 0.59 | 1.00 | 1.00 |

* 3-month T-Bill used for risk-free rate

*[3] Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.*

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

## Third Quarter 2014 Fact Sheet

| PORTFOLIO | |
|---|---|
| Top ten positions: | 37.06% |
| Average position size: | 1.11% |
| Number of long positions: | 96 |
| Number of short positions: | 21 |
| Percent invested: | Fully |

| GEOGRAPHIC ALLOCATION as a % of longs | |
|---|---|
| U.S.: | 80.91% |
| Europe ex.-U.K.: | 12.85% |
| United Kingdom: | 1.85% |
| Canada: | 1.67% |
| Japan: | 1.47% |
| Australia: | 0.57% |
| Asia ex-Japan: | 0.53% |

| TOP TEN EQUITY HOLDINGS |
|---|
| Visteon Corporation |
| Covidien PLC |
| Time Warner Cable Inc. |
| DIRECTV |
| TRW Automotive Holdings Corp. |
| Allergan, Inc. |
| Concur Technologies, Inc. |
| Shire PLC |
| B/E Aerospace, Inc. |
| Dresser-Rand Group |

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



### FUND MANAGERS

ROY D. BEHREN | Began career in 1987

With Westchester Capital Management since 1994;

Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in corporate law from New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988

With Westchester Capital Management since 1996;

Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

## WHY INVEST WITH US?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

**FOURTH QUARTER 2014 FACT SHEET** Ticker Symbol | **MERVX**

## INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

## PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

## FUND FACTS

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Minimum Initial Investment: | $2,000 |
| Total Fund Assets: | $22.8 million |
| Assets in the Strategy: | $5.5 billion |
| Portfolio Turnover Rate[1]: | 195.96% |
| Management Fee: | 1.25% |
| Total Operating Expense[1]: | 3.00% |
| Expenses before investment related expenses[2]: | 1.40% |

[1] For period ending 12/31/13.

[2]The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 27, 2015.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index.

**For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.**

## PERFORMANCE — DECEMBER 31, 2014

### Cumulative Change in Value of a $10,000 Investment



$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
During times of financial crisis, The Merger Fund VL held steady as U.S. and global equity markets plummeted.
$22,889
$17,619
May-04
Nov-04
May-05
Nov-05
May-06
Nov-06
May-07
Nov-07
May-08
Nov-08
May-09
Nov-09
May-10
Nov-10
May-11
Nov-11
May-12
Nov-12
May-13
Nov-13
May-14
Nov-14
The Merger Fund VL
S&P 500 Index

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge. This chart does not imply any future performance.

### Average Annualized Total Returns and Risk Metrics

| | Q4 | YTD | 1-year | 3-year | 5-year | Since Inception[3] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.54% | 1.37% | 1.37% | 2.58% | 2.78% | 5.50% |
| S&P 500 Index | 4.93% | 13.69% | 13.69% | 20.41% | 15.45% | 8.14% |

| | Standard Deviation* | Sharpe Ratio* | Beta | Correlation |
|---|---|---|---|---|
| The Merger Fund VL | 4.81% | 1.14 | 0.19 | 0.31 |
| S&P 500 Index | 14.38% | 0.62 | 1.00 | 1.00 |

* 3-month T-Bill used for risk-free rate

*[3]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.*

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

## Fourth Quarter 2014 Fact Sheet

| PORTFOLIO | |
|---|---|
| Top ten positions: | 35.78% |
| Average position size: | 1.10% |
| Number of long positions: | 87 |
| Number of short positions: | 20 |
| Percent invested: | 95.89% |

| GEOGRAPHIC ALLOCATION as a % of longs | |
|---|---|
| U.S.: | 83.64% |
| Europe ex.-U.K.: | 10.42% |
| United Kingdom: | 2.08% |
| Japan: | 2.02% |
| Asia ex-Japan: | 1.12% |
| Canada: | 0.49% |
| Australia: | 0.25% |

| TOP TEN EQUITY HOLDINGS |
|---|
| Time Warner Cable Inc. |
| DIRECTV |
| TRW Automotive Holdings Corp. |
| Allergan, Inc. |
| Covidien PLC |
| Dresser-Rand Group |
| CareFusion Corporation |
| Vivendi SA |
| American International Group, Inc. |
| Lamar Advertising Company |

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



### FUND MANAGERS

ROY D. BEHREN | Began career in 1987

With Westchester Capital Management since 1994;

Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in corporate law from New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988

With Westchester Capital Management since 1996;

Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

## WHY INVEST WITH US?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

**FIRST QUARTER 2015 FACT SHEET** — Ticker Symbol | **MERVX**

## INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

## PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

## FUND FACTS

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Minimum Initial Investment: | $2,000 |
| Total Fund Assets: | $32.6 million |
| Assets in the Strategy: | $5.4 billion |
| Portfolio Turnover Rate[1]: | 154% |
| Management Fee: | 1.25% |
| Total Operating Expense[1]: | 2.82% |
| Expenses before investment related expenses[2]: | 1.40% |

[1] For period ending 12/31/14.

[2] The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2016.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index.

**For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.**

## PERFORMANCE — MARCH 31, 2015

### Cumulative Change in Value of a $10,000 Investment



$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
During times of financial crisis, The Merger Fund VL held steady as U.S. and global equity markets plummeted.
$23,107
$17,862
May-04 Oct-04 Mar-05 Aug-05 Jan-06 Jun-06 Nov-06 Apr-07 Sep-07 Feb-08 Jul-08 Dec-08 May-09 Oct-09 Mar-10 Aug-10 Jan-11 Jun-11 Nov-11 Apr-12 Sep-12 Feb-13 Jul-13 Dec-13 May-14 Oct-14 Mar-15
The Merger Fund VL
S&P 500 Index

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge. This chart does not imply any future performance.

### Average Annualized Total Returns and Risk Metrics

| | Q1 | YTD | 1-year | 3-year | 5-year | Since Inception[3] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.38% | 1.38% | 2.12% | 2.66% | 2.64% | 5.50% |
| S&P 500 Index | 0.95% | 0.95% | 12.73% | 16.11% | 14.47% | 8.04% |

| | Standard Deviation* | Sharpe Ratio* | Beta | Correlation |
|---|---|---|---|---|
| The Merger Fund VL | 4.77% | 1.14 | 0.19 | 0.32 |
| S&P 500 Index | 14.36% | 0.61 | 1.00 | 1.00 |

* 3-month T-Bill used for risk-free rate

*[3] Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.*

Westchester Capital FUNDS

# The Merger Fund VL
A Westchester Capital Fund

## First Quarter 2015 Fact Sheet

| PORTFOLIO | |
|---|---|
| Top ten positions: | 28.29% |
| Average position size: | 0.98% |
| Number of long positions: | 87 |
| Number of short positions: | 17 |
| Percent invested: | 85.56% |

| GEOGRAPHIC ALLOCATION as a % of longs | |
|---|---|
| U.S.: | 85.05% |
| Europe ex.-U.K.: | 4.29% |
| United Kingdom: | 3.29% |
| Canada: | 2.92% |
| Japan: | 2.22% |
| Asia ex-Japan: | 1.71% |
| Australia: | 0.52% |

| TOP TEN EQUITY HOLDINGS |
|---|
| DIRECTV |
| TRW Automotive Holdings Corp. |
| American International Group, Inc. |
| Hospira, Inc. |
| Time Warner Cable Inc. |
| General Motors Co. |
| Huntsman Corporation |
| Sigma-Aldrich Corporation |
| Dow Chemical Company |
| International Paper Company |

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



### FUND MANAGERS

ROY D. BEHREN | Began career in 1987
With Westchester Capital Management since 1994;
Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in corporate law from New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
With Westchester Capital Management since 1996;
Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

## WHY INVEST WITH US?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

SECOND QUARTER 2015 FACT SHEET | Ticker Symbol | **MERVX**

## INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

## PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

## FUND FACTS

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Minimum Initial Investment: | $2,000 |
| Total Fund Assets: | $32.2 million |
| Assets in the Strategy: | $5.4 billion |
| Portfolio Turnover Rate[1]: | 154% |
| Management Fee: | 1.25% |
| Total Operating Expense[1]: | 2.82% |
| Expenses before investment related expenses[2]: | 1.40% |

[1] For period ending 12/31/14.

[2]The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2016.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index.

**For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.**

## PERFORMANCE — JUNE 30, 2015

### Cumulative Change in Value of a $10,000 Investment



$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
During times of financial crisis, The Merger Fund VL held steady as U.S. and global equity markets plummeted.
$23,171
$17,748
May-04
Dec-04
Jul-05
Feb-06
Sep-06
Apr-07
Nov-07
Jun-08
Jan-09
Aug-09
Mar-10
Oct-10
May-11
Dec-11
Jul-12
Feb-13
Sep-13
Apr-14
Nov-14
Jun-15
The Merger Fund VL
S&P 500 Index

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge. This chart does not imply any future performance.

### Average Annualized Total Returns and Risk Metrics

| | Q2 | YTD | 1-year | 3-year | 5-year | Since Inception[3] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.64% | 0.74% | -0.79% | 2.77% | 2.79% | 5.31% |
| S&P 500 Index | 0.28% | 1.23% | 7.42% | 17.31% | 17.34% | 7.88% |

| | Standard Deviation* | Sharpe Ratio* | Beta | Correlation |
|---|---|---|---|---|
| The Merger Fund VL | 4.75% | 1.11 | 0.19 | 0.32 |
| S&P 500 Index | 14.22% | 0.61 | 1.00 | 1.00 |

* 3-month T-Bill used for risk-free rate

*[3]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.*

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

## Second Quarter 2015 Fact Sheet

| PORTFOLIO | |
|---|---|
| Top ten positions: | 32.12% |
| Average position size: | 1.13% |
| Number of long positions: | 91 |
| Number of short positions: | 21 |
| Percent invested: | Fully |

| GEOGRAPHIC ALLOCATION as a % of longs | |
|---|---|
| U.S.: | 86.71% |
| United Kingdom: | 4.71% |
| Canada: | 3.90% |
| Europe ex-U.K.: | 2.91% |
| North America Offshore: | 0.86% |
| Australia: | 0.46% |
| Mexico: | 0.45% |

| TOP TEN EQUITY HOLDINGS |
|---|
| DIRECTV |
| Catamaran Corporation |
| Hospira, Inc. |
| Family Dollar Stores, Inc. |
| American International Group, Inc. |
| Time Warner Cable Inc. |
| Pall Corporation |
| Yahoo! Inc. |
| Altera Corporation |
| Huntsman Corporation |

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



### FUND MANAGERS

ROY D. BEHREN | Began career in 1987

With Westchester Capital Management since 1994;

Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in corporate law from New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988

With Westchester Capital Management since 1996;

Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

## WHY INVEST WITH US?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of October 31, 2013

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $17.6 million |
| Total Strategy Assets: | $ 5.3 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of October, the Fund returned 0.74% for the month, 3.13% YTD, and 5.96% annualized since inception.**

## PERFORMANCE

**as of Month-End: October 31, 2013**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.68% | 3.13% | 5.52% | 2.43% | 5.06% | 5.96% |
| Barclays Aggregate Bond Index | 1.25% | -1.09% | -1.07% | 3.03% | 6.10% | 4.99% |
| S&P 500 Index | 4.75% | 25.30% | 27.18% | 16.56% | 15.17% | 7.09% |

**as of Quarter-End: Septebmer 30, 2013**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.98% | 2.37% | 3.65% | 2.33% | 4.38% | 5.93% |
| Barclays Aggregate Bond Index | 0.58% | -1.88% | -1.67% | 2.88% | 5.42% | 4.95% |
| S&P 500 Index | 5.24% | 19.79% | 19.34% | 16.27% | 10.02% | 6.64% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2013** | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | | | 3.13% |
| **2012** | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| **2011** | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| **2010** | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| **2009** | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| **2008** | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| **2007** | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| **2006** | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| **2005** | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| **2004** | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 5.00% | 1.18 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.29% | 1.50 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.99% | 0.53 | 1.00 | 1.00 | -50.95% | 37 |



# Westchester Capital FUNDS

## The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of October 31, 2013

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 15.71% |
| Average position size: | 1.01% |
| Number of long positions[1]: | 91 |
| Number of short positions[1]: | 18 |
| % Invested: | 91.90% |
| Short positions as a % of net assets: | 14.38% |

[1]*The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

1.70%
1.99%
1.20%
7.50%
8.27%
79.34%
United States
United Kingdom
Europe ex-U.K.
Asia ex-Japan
Canada
Australia

### By Deal Terms



2.63%
0.07%
9.96%
14.74%
42.93%
29.67%
Undetermined*
Cash
Cash & Stock
Stock with Fixed Exchange Ratio
Stock with Flexible Exchange Ratio (Collar)
Stock and Stub





### Sector Breakdown

20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
18.02%
14.02%
12.43%
11.42%
11.32%
9.99%
7.94%
7.59%
4.04%
3.23%
Energy
Consumer Disc.
Health Care
Industrials
Financials
Telecom
Information Tech.
Materials
Utilities
Consumer Staples

*The compensation is underdetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of November 30, 2013



| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $18.6 million |
| Total Strategy Assets: | $ 5.3 billion |
| Symbol: | MERV |
| CUSIP: | 589512102 |

As of the end of Novem er, the Fund returned 0 0 for the month, 3 22 YTD, and 2 annualized since ince tion

## PERFORMANCE

as of Month End Novem er 30, 2013

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.68% | 3.22% | 4.52% | 2.40% | 5.06% | 5.92% |
| Barclays Aggregate Bond Index | 1.39% | -1.46% | -1.59% | 3.10% | 5.34% | 4.91% |
| S&P 500 Index | 11.16% | 29.12% | 30.30% | 17.73% | 17.60% | 7.36% |

as of Quarter End Se te mer 30, 2013

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.98% | 2.37% | 3.65% | 2.33% | 4.38% | 5.93% |
| Barclays Aggregate Bond Index | 0.58% | -1.88% | -1.67% | 2.88% | 5.42% | 4.95% |
| S&P 500 Index | 5.24% | 19.79% | 19.34% | 16.27% | 10.02% | 6.64% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | an | Fe | Mar | A r | Ma | un | ul | Aug | Se | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | | 3.22% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 200 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 200 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 200 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 200 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.98% | 1.18 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.28% | 1.47 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.95% | 0.55 | 1.00 | 1.00 | -50.95% | 37 |



# Westchester Capital
## F U N D S

## The Merger Fund VL
A Westchester Capital Fund

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 15.09% |
| Average position size: | 0.92% |
| Number of long positions[1]: | 89 |
| Number of short positions[1]: | 20 |
| % Invested: | 81.90% |
| Short positions as a % of net assets: | 13.93% |

.................................................................

*The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stoc -for-stoc transactions (as opposed to, for e ample, cash transactions).*

\* The compensation is underdetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

### Regional Exposure



- United States — 78.54%
- United ingdom — 10.02%
- Europe ex-U. . — 5.28%
- Canada — 3.14%
- Asia ex-Japan — 1.93%
- Australia — 0.82%
- Japan — 0.28%

### By Deal Terms



- 46.47% — Stock with Fixed Exchange Ratio
- 27.79% — Stock with Flexible Exchange Ratio (Collar)
- 13.01% — Cash & Stock
- 8.95% — Cash
- 3.71% — Stock and Stub
- 0.08% — Undetermined*

### Sector Breakdown



- Energy — 17.65%
- Consumer Disc. — 14.59%
- Industrials — 13.03%
- Health Care — 11.02%
- Information Tech. — 10.04%
- Telecom — 9.46%
- Financials — 9.43%
- Materials — 7.55%
- Utilities — 4.41%
- Consumer Staples — 2.81%

---

**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merge r Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable tr ansactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than comparable portf lios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decli ne in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sal e and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securit ies may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, Industry fundamentals, market sentiment and the financial condition o f the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of December 31, 2013

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $19.1 million |
| Total Strategy Assets: | $ 5.4 billion |
| Symbol: | MERV |
| CUSIP: | 589512102 |

As of the end of Decem er, the Fund returned 0 3 for the month, 3 88 YTD, and annualized since ince tion

## PERFORMANCE

as of Month End Decem er 31, 2013

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 1.47% | 3.88% | 3.88% | 2.42% | 4.81% | 5.94% |
| **Barclays Aggregate Bond Index** | -0.14% | -2.02% | -2.02% | 3.28% | 4.46% | 4.80% |
| **S&P 500 Index** | 10.51% | 32.39% | 32.39% | 16.18% | 17.94% | 7.58% |

as of Quarter End Decem er 31, 2013

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 1.47% | 3.88% | 3.88% | 2.42% | 4.81% | 5.94% |
| **Barclays Aggregate Bond Index** | -0.14% | -2.02% | -2.02% | 3.28% | 4.46% | 4.80% |
| **S&P 500 Index** | 10.51% | 32.39% | 32.39% | 16.18% | 17.94% | 7.58% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | an | Fe | Mar | A r | Ma | un | ul | Aug | Se | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 200 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 200 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 200 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 200 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 4.96% | 1.19 | 0.19 | 0.32 | -7.22% | 4 |
| **Barclays Aggregate Bond Index** | 3.28% | 1.44 | 0.01 | 0.00 | -3.82% | 2 |
| **S&P 500 Index** | 14.89% | 0.57 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of December 31, 2013

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 15.90% |
| Average position size: | 0.91% |
| Number of long positions[1]: | 93 |
| Number of short positions[1]: | 20 |
| % Invested: | 84.25% |
| Short positions as a % of net assets: | 13.25% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. ccordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stoc -for-stoc transactions (as opposed to, for e ample, cash transactions).*



### Regional Exposure



81.52%
9.45%
3.51%
3.08%
1.44%
0.72%
0.27%
United States
United ingdom
Europe ex-U. .
Canada
Asia ex-Japan
Australia
Japan



### By Deal Terms

52.95%
20.87%
11.53%
9.94%
4.64%
0.07%
Undetermined*
Cash
Stock with Fixed Exchange Ratio
Cash & Stock
Stock with Flexible Exchange Ratio (Collar)
Stock and Stub

### Sector Breakdown

25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
21.81%
16.62%
11.62%
10.72%
9.50%
9.33%
9.19%
7.29%
2.59%
1.33%
Energy
Consumer Disc.
Financials
Telecom
Industrials
Materials
Health Care
Information Tech.
Consumer Staples
Utilities

*The compensation is underdetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of January 31, 2014

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $19.1 million |
| Total Strategy Assets: | $ 5.4 billion |
| Symbol: | MERV |
| CUSIP: | 589512102 |

As of the end of anuar , the Fund returned 0 for the month, 0 YTD, and 82 annualized since ince tion

## PERFORMANCE

| as of Month End anuar 31, 201 | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 0.17% | 3.88% | 3.90% | 1.92% | 4.54% | 5.82% |
| **Barclays Aggregate Bond Index** | 0.53% | -2.02% | 0.13% | 3.74% | 4.95% | 4.92% |
| **S&P 500 Index** | 2.00% | 32.39% | 21.52% | 13.93% | 19.19% | 7.12% |

| as of Quarter End Decem er 31, 2013 | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 1.47% | 3.88% | 3.88% | 2.42% | 4.81% | 5.94% |
| **Barclays Aggregate Bond Index** | -0.14% | -2.02% | -2.02% | 3.28% | 4.46% | 4.80% |
| **S&P 500 Index** | 10.51% | 32.39% | 32.39% | 16.18% | 17.94% | 7.58% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | an | Fe | Mar | A r | Ma | un | ul | Aug | Se | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 201 | -0.55% | | | | | | | | | | | | -0.55% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 200 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 200 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 200 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 200 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 4.95% | 1.17 | 0.19 | 0.32 | -7.22% | 4 |
| **Barclays Aggregate Bond Index** | 3.29% | 1.47 | 0.00 | 0.00 | -3.82% | 2 |
| **S&P 500 Index** | 14.89% | 0.54 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of January 31, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 17.66% |
| Average position size: | 1.01% |
| Number of long positions[1]: | 90 |
| Number of short positions[1]: | 19 |
| % Invested: | 91.32% |
| Short positions as a % of net assets: | 12.03% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. ccordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stoc -for-stoc transactions (as opposed to, for e ample, cash transactions).*

### Regional Exposure

80.87%
8.24%
5.48%
2.17%
1.61%
1.04%
0.59%
United States
United ingdom
Europe ex-U. .
Canada
Asia ex-Japan
Japan
Australia

### By Deal Terms



28.67%
27.20%
23.85%
12.46%
5.79%
2.03%
Cash
Undetermined or n/a*
Stock and Stub
Stock with Fixed Exchange Ratio
Cash & Stock
Stock with Flexible Exchange Ratio (Collar)





### Sector Breakdown

25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
20.11%
17.12%
13.23%
12.36%
11.65%
8.32%
7.86%
4.57%
3.78%
1.00%
Energy
Consumer Disc.
Telecom
Financials
Materials
Health Care
Industrials
Information Tech.
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of February 28, 2014

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $19.4 million |
| Total Strategy Assets: | $ 5.5 billion |
| Symbol: | MERV |
| CUSIP: | 589512102 |

As of the end of Fe ruar , the Fund returned 1 10 for the month, 0 YTD, and 8 annualized since ince tion

## PERFORMANCE

as of Month End Fe ruar 28, 201

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 1.18% | 0.55% | 4.84% | 2.14% | 4.88% | 5.89% |
| **Barclays Aggregate Bond Index** | 1.44% | 2.02% | 0.16% | 3.84% | 5.14% | 4.93% |
| **S&P 500 Index** | 3.51% | 0.96% | 25.37% | 14.35% | 23.00% | 7.55% |

as of Quarter End Decem er 31, 2013

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 1.47% | 3.88% | 3.88% | 2.42% | 4.81% | 5.94% |
| **Barclays Aggregate Bond Index** | -0.14% | -2.02% | -2.02% | 3.28% | 4.46% | 4.80% |
| **S&P 500 Index** | 10.51% | 32.39% | 32.39% | 16.18% | 17.94% | 7.58% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | an | Fe | Mar | A r | Ma | un | ul | Aug | Se | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 201 | -0.55% | 1.10% | | | | | | | | | | | 0.55% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 200 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 200 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 200 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 200 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 4.93% | 1.18 | 0.19 | 0.32 | -7.22% | 4 |
| **Barclays Aggregate Bond Index** | 3.27% | 1.48 | 0.01 | 0.00 | -3.82% | 2 |
| **S&P 500 Index** | 14.88% | 0.56 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of February 28, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 16.94% |
| Average position size: | 1.05% |
| Number of long positions[1]: | 89 |
| Number of short positions[1]: | 15 |
| % Invested: | 93.80% |
| Short positions as a % of net assets: | 12.96% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. ccordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stoc -for-stoc transactions (as opposed to, for e ample, cash transactions).*

### Regional Exposure

83.95%
5.68%
4.42%
2.21%
1.58%
1.54%
0.61%
United States
United ingdom
Europe ex-U. .
Canada
Japan
Asia ex-Japan
Australia

### By Deal Terms



32.19%
23.20%
17.43%
17.28%
8.25%
1.66%
Stock and Stub
Cash
Stock with Fixed Exchange Ratio
Undetermined or n/a*
Cash & Stock
Stock with Flexible Exchange Ratio (Collar)



### Sector Breakdown



20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
19.19%
17.66%
13.34%
13.14%
12.41%
9.49%
5.94%
5.10%
3.71%
0.00%
Consumer Disc.
Energy
Materials
Financials
Telecom
Industrials
Health Care
Information Tech.
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of March 31, 2014

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $20.2 million |
| Total Strategy Assets: | $ 5.6 billion |
| Symbol: | MERV |
| CUSIP: | 589512102 |

As of the end of March, the Fund returned 0 0 for the month, 0 YTD, and 8 annualized since ince tion

## PERFORMANCE

as of Month End March 31, 201

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 0.64% | 0.64% | 4.25% | 1.63% | 4.07% | 5.85% |
| **Barclays Aggregate Bond Index** | 1.84% | 1.84% | -0.09% | 3.76% | 4.81% | 4.87% |
| **S&P 500 Index** | 1.81% | 1.81% | 21.86% | 14.66% | 21.16% | 7.57% |

as of Quarter End March 31, 201

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 0.64% | 0.64% | 4.25% | 1.63% | 4.07% | 5.85% |
| **Barclays Aggregate Bond Index** | 1.84% | 1.84% | -0.09% | 3.76% | 4.81% | 4.87% |
| **S&P 500 Index** | 1.81% | 1.81% | 21.86% | 14.66% | 21.16% | 7.57% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | an | Fe | Mar | A r | Ma | un | ul | Aug | Se | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 201 | -0.55% | 1.10% | 0.09% | | | | | | | | | | 0.64% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 200 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 200 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 200 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 200 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| **The Merger Fund VL** | 4.91% | 1.18 | 0.19 | 0.32 | -7.22% | 4 |
| **Barclays Aggregate Bond Index** | 3.26% | 1.47 | 0.01 | 0.00 | -3.82% | 2 |
| **S&P 500 Index** | 14.81% | 0.57 | 1.00 | 1.00 | -50.95% | 37 |

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of March 31, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 16.53% |
| Average position size: | 1.00% |
| Number of long positions[1]: | 96 |
| Number of short positions[1]: | 14 |
| % Invested: | 96.36% |
| Short positions as a % of net assets: | 12.40% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. ccordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stoc -for-stoc transactions (as opposed to, for e ample, cash transactions).*

### Regional Exposure



1.53%
1.04%
1.75%
0.64%
5.01%
5.09%
84.94%
United States
Europe ex-U. .
United ingdom
Japan
Canada
Asia ex-Japan
Australia


### By Deal Terms



9.95%
0.91%
12.42%
37.45%
16.89%
22.39%
Stock and Stub
Cash
Stock with Fixed Exchange Ratio
Undetermined or n/a*
Cash & Stock
Stock with Flexible Exchange Ratio (Collar)


### Sector Breakdown



25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
20.47%
17.00%
12.91%
12.31%
12.25%
7.01%
6.78%
5.20%
4.67%
1.41%
Consumer Disc.
Energy
Telecom
Materials
Financials
Industrials
Health Care
Information Tech.
Consumer Staples
Utilities


*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of April 30, 2014

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $20.7 million |
| Total Firm Assets: | $ 5.7 billion |
| Symbol: | MERV |
| CUSIP: | 589512102 |

As of the end of A ril, the Fund returned 0 for the month, 1 10 YTD, and 8 annualized since ince tion

## PERFORMANCE

as of Month End A ril 30, 201

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.66% | 1.10% | 4.42% | 1.49% | 3.90% | 5.85% |
| Barclays Aggregate Bond Index | 1.20% | 2.70% | -0.26% | 3.61% | 4.89% | 4.92% |
| S&P 500 Index | 6.23% | 2.56% | 20.44% | 13.83% | 19.14% | 7.59% |

as of Quarter End March 31, 201

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.64% | 0.64% | 4.25% | 1.63% | 4.07% | 5.85% |
| Barclays Aggregate Bond Index | 1.84% | 1.84% | -0.09% | 3.76% | 4.81% | 4.87% |
| S&P 500 Index | 1.81% | 1.81% | 21.86% | 14.66% | 21.16% | 7.57% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | an | Fe | Mar | A r | Ma | un | ul | Aug | Se | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 201 | -0.55% | 1.10% | 0.09% | 0.45% | | | | | | | | | 1.10% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 200 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 200 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 200 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 200 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.89% | 1.19 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.25% | 1.49 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.75% | 0.57 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital
FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of April 30, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 16.77% |
| Average position size: | 1.02% |
| Number of long positions[1]: | 93 |
| Number of short positions[1]: | 11 |
| % Invested: | 94.71% |
| Short positions as a % of net assets: | 9.35% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. ccordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stoc -for-stoc transactions (as opposed to, for e ample, cash transactions).*

### Regional Exposure

84.96%
8.04%
3.08%
1.63%
0.78%
0.77%
0.73%
United States
Europe ex-U. .
United ingdom
Japan
Canada
Australia
Asia ex-Japan

### By Deal Terms



11.24%
0.06%
12.10%
38.72%
16.36%
21.53%
Stock and Stub
Cash
Stock with Fixed Exchange Ratio
Undetermined or n/a*
Cash & Stock
Stock with Flexible Exchange Ratio (Collar)





### Sector Breakdown

25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
20.34%
17.15%
14.03%
12.67%
9.36%
8.85%
6.88%
5.78%
3.52%
1.42%
Consumer Disc.
Energy
Financials
Materials
Health Care
Telecom
Industrials
Information Tech.
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-**driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's retu**rn on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable tr ans**actions in the United States. The frequency of the Fund's **transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfo lios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-**ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's **performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decli ne** in the market value of the acquiring company's shares **prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and t he time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may f luctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issue r,** including the issuer's credit rating or financial **performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fun d and may produce significant losses.** The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the **performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of May 31, 2014

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $21.3 million |
| Total Firm Assets: | $ 5.8 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of May, the Fund returned 1.00% for the month, 2.11% YTD, and 5.90% annualized since inception.**

## PERFORMANCE

**as of Month-End: May 31, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.55% | 2.11% | 5.36% | 1.82% | 3.95% | 5.90% |
| Barclays Aggregate Bond Index | 1.82% | 3.87% | 2.71% | 3.56% | 4.97% | 4.99% |
| S&P 500 Index | 3.97% | 4.97% | 20.45% | 15.15% | 18.40% | 7.77% |

**as of Quarter-End: March 31, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.64% | 0.64% | 4.25% | 1.63% | 4.07% | 5.85% |
| Barclays Aggregate Bond Index | 1.84% | 1.84% | -0.09% | 3.76% | 4.81% | 4.87% |
| S&P 500 Index | 1.81% | 1.81% | 21.86% | 14.66% | 21.16% | 7.57% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2014** | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | | | | | | | | 2.11% |
| **2013** | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| **2012** | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| **2011** | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| **2010** | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| **2009** | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| **2008** | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| **2007** | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| **2006** | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| **2005** | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| **2004** | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.87% | 1.20 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.25% | 1.51 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.70% | 0.58 | 1.00 | 1.00 | -50.95% | 37 |



# Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of May 31, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 15.13% |
| Average position size: | 1.05% |
| Number of long positions[1]: | 92 |
| Number of short positions[1]: | 14 |
| % Invested: | 96.90% |
| Short positions as a % of net assets: | 12.11% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

84.81%
8.11%
4.03%
1.64%
0.70%
0.70%
0.01%
United States
Europe ex-U.K.
United Kingdom
Japan
Australia
Asia ex-Japan
Canada

### By Deal Terms



40.13%
20.72%
14.33%
13.74%
9.62%
1.47%
Stock and Stub
Cash
Cash & Stock
Stock with Fixed Exchange Ratio
Undetermined or n/a*
Stock with Flexible Exchange Ratio (Collar)





### Sector Breakdown

20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
18.96%
16.97%
14.37%
12.51%
10.61%
9.20%
7.54%
4.54%
3.97%
1.33%
Consumer Disc.
Energy
Financials
Materials
Health Care
Telecom
Industrials
Information Tech.
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of June 30, 2014

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $22.6 million |
| Total Firm Assets: | $ 6.0 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of June, the Fund returned 0.81% for the month, 2.93% YTD, and 5.94% annualized since inception.**

## PERFORMANCE

**as of Month-End: June 30, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 2.27% | 2.93% | 6.52% | 2.22% | 4.00% | 5.94% |
| Barclays Aggregate Bond Index | 2.04% | 3.92% | 4.38% | 3.67% | 4.87% | 4.96% |
| S&P 500 Index | 5.23% | 7.14% | 24.61% | 16.58% | 18.83% | 7.92% |

**as of Quarter-End: June 30, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 2.27% | 2.93% | 6.52% | 2.22% | 4.00% | 5.94% |
| Barclays Aggregate Bond Index | 2.04% | 3.92% | 4.38% | 3.67% | 4.87% | 4.96% |
| S&P 500 Index | 5.23% | 7.14% | 24.61% | 16.58% | 18.83% | 7.92% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | | | | | | | 2.93% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.85% | 1.21 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.24% | 1.51 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.64% | 0.60 | 1.00 | 1.00 | -50.95% | 37 |

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of June 30, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 16.80% |
| Average position size: | 1.01% |
| Number of long positions[1]: | 94 |
| Number of short positions[1]: | 14 |
| % Invested: | 95.33% |
| Short positions as a % of net assets: | 13.64% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure



0.89%
1.78%
0.67%
3.79%
0.01%
10.39%
82.48%
United States
Europe ex-U.K.
United Kingdom
Japan
Australia
Asia ex-Japan
Canada


### By Deal Terms



10.90%
2.25%
35.15%
12.52%
19.41%
19.77%
Stock and Stub
Cash & Stock
Cash
Stock with Fixed Exchange Ratio
Undetermined or n/a*
Stock with Flexible Exchange Ratio (Collar)


### Sector Breakdown



16.77%
15.06%
13.45%
13.32%
12.32%
8.47%
7.88%
7.16%
4.27%
1.30%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Consumer Disc.
Energy
Health Care
Financials
Materials
Telecom
Industrials
Consumer Staples
Information Tech.
Utilities


*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of July 31, 2014

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $22.4 million |
| Total Firm Assets: | $ 6.0 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of July, the Fund returned -0.53% for the month, 2.38% YTD, and 5.83% annualized since inception.**

## PERFORMANCE

**as of Month-End: July 31, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.27% | 2.38% | 4.86% | 2.61% | 3.77% | 5.83% |
| Barclays Aggregate Bond Index | 0.94% | 3.66% | 3.97% | 3.04% | 4.48% | 4.89% |
| S&P 500 Index | 3.02% | 5.66% | 16.94% | 16.84% | 16.79% | 7.71% |

**as of Quarter-End: June 30, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 2.27% | 2.93% | 6.52% | 2.22% | 4.00% | 5.94% |
| Barclays Aggregate Bond Index | 2.04% | 3.92% | 4.38% | 3.67% | 4.87% | 4.96% |
| S&P 500 Index | 5.23% | 7.14% | 24.61% | 16.58% | 18.83% | 7.92% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | | | | | | 2.38% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.84% | 1.19 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.23% | 1.49 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.60% | 0.58 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of July 31, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 18.87% |
| Average position size: | 1.03% |
| Number of long positions[1]: | 92 |
| Number of short positions[1]: | 18 |
| % Invested: | 94.48% |
| Short positions as a % of net assets: | 15.09% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

79.07%
13.74%
3.83%
1.86%
0.85%
0.64%
United States
Europe ex-U.K.
United Kingdom
Japan
Australia
Asia ex-Japan

### By Deal Terms

29.33%
22.07%
20.82%
12.40%
11.49%
3.90%
Stock and Stub
Cash & Stock
Cash
Undetermined or n/a*
Stock with Fixed Exchange Ratio
Stock with Flexible Exchange Ratio (Collar)

### Sector Breakdown

25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
21.17%
15.43%
13.32%
11.68%
9.25%
8.57%
7.95%
7.31%
3.93%
1.39%
Consumer Disc.
Energy
Health Care
Financials
Industrials
Telecom
Materials
Consumer Staples
Information Tech.
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.







**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of August 31, 2014

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $23.1 million |
| Total Firm Assets: | $ 6.0 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of August, the Fund returned 0.89% for the month, 3.30% YTD, and 5.88% annualized since inception.**

## PERFORMANCE

**as of Month-End: August 31, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.17% | 3.30% | 5.70% | 3.91% | 3.72% | 5.88% |
| Barclays Aggregate Bond Index | 0.90% | 4.80% | 5.66% | 2.92% | 4.49% | 4.96% |
| S&P 500 Index | 4.69% | 9.89% | 25.25% | 20.61% | 16.88% | 8.05% |

**as of Quarter-End: June 30, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 2.27% | 2.93% | 6.52% | 2.22% | 4.00% | 5.94% |
| Barclays Aggregate Bond Index | 2.04% | 3.92% | 4.38% | 3.67% | 4.87% | 4.96% |
| S&P 500 Index | 5.23% | 7.14% | 24.61% | 16.58% | 18.83% | 7.92% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | | | | | 3.30% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.83% | 1.21 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.22% | 1.51 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.57% | 0.61 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of August 31, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 19.78% |
| Average position size: | 1.03% |
| Number of long positions[1]: | 94 |
| Number of short positions[1]: | 21 |
| % Invested: | 93.74% |
| Short positions as a % of net assets: | 17.10% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

0.80%
0.64%
0.16%
0.16%
1.87%
3.80%
15.00%
77.57%
United States
Europe ex-U.K.
United Kingdom
Japan
Australia
Asia ex-Japan
South America
Canada

### By Deal Terms



4.55%
10.43%
27.49%
12.16%
22.72%
22.65%
Stock and Stub
Cash & Stock
Cash
Stock with Fixed Exchange Ratio
Undetermined*
Stock with Flexible Exchange Ratio (Collar)

### Sector Breakdown

25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
23.52%
16.01%
15.45%
10.09%
9.04%
8.34%
8.12%
5.89%
2.49%
1.05%
Consumer Disc.
Health Care
Energy
Financials
Industrials
Telecom
Materials
Information Tech.
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.





**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of September 30, 2014

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $23.9 million |
| Total Firm Assets: | $ 6.0 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of September, the Fund returned -1.33% for the month, 1.92% YTD, and 5.69% annualized since inception.**

## PERFORMANCE

**as of Month-End: September 30, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.98% | 1.92% | 3.42% | 3.86% | 3.29% | 5.69% |
| Barclays Aggregate Bond Index | 0.16% | 4.09% | 3.95% | 2.44% | 4.13% | 4.85% |
| S&P 500 Index | 1.13% | 8.34% | 19.73% | 22.99% | 15.70% | 7.84% |

**as of Quarter-End: September 30, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.98% | 1.92% | 3.42% | 3.86% | 3.29% | 5.69% |
| Barclays Aggregate Bond Index | 0.16% | 4.09% | 3.95% | 2.44% | 4.13% | 4.85% |
| S&P 500 Index | 1.13% | 8.34% | 19.73% | 22.99% | 15.70% | 7.84% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | | | | 1.92% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.84% | 1.17 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.23% | 1.48 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.53% | 0.59 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of September 30, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 21.05% |
| Average position size: | 1.11% |
| Number of long positions[1]: | 96 |
| Number of short positions[1]: | 21 |
| % Invested: | Fully |
| Short positions as a % of net assets: | 17.83% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

80.91%
12.85%
1.85%
1.67%
1.47%
0.57%
0.53%
0.13%
United States
Europe ex-U.K.
United Kingdom
Canada
Japan
Australia
Asia ex-Japan
South America

### By Deal Terms



27.63%
27.62%
21.80%
9.92%
9.16%
3.87%
Cash
Stock and Stub
Cash & Stock
Stock with Fixed Exchange Ratio
Undetermined*
Stock with Flexible Exchange Ratio (Collar)

### Sector Breakdown

30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
29.57%
14.59%
13.42%
9.67%
8.78%
8.29%
7.62%
5.43%
1.74%
0.89%
Consumer Disc.
Energy
Health Care
Materials
Financials
Information Tech.
Telecom
Industrials
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.





**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of October 31, 2014

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $23.6 million |
| Total Firm Assets: | $ 5.9 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of October, the Fund returned -1.17% for the month, 0.73% YTD, and 5.52% annualized since inception.**

## PERFORMANCE

**as of Month-End: October 31, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -1.61% | 0.73% | 1.46% | 2.73% | 3.03% | 5.52% |
| Barclays Aggregate Bond Index | 1.40% | 5.11% | 4.12% | 2.73% | 4.23% | 4.91% |
| S&P 500 Index | 5.05% | 10.99% | 17.27% | 19.77% | 16.69% | 8.02% |

**as of Quarter-End: September 30, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.98% | 1.92% | 3.42% | 3.86% | 3.29% | 5.69% |
| Barclays Aggregate Bond Index | 0.16% | 4.09% | 3.95% | 2.44% | 4.13% | 4.85% |
| S&P 500 Index | 1.13% | 8.34% | 19.73% | 22.99% | 15.70% | 7.84% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | | | 0.73% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.85% | 1.13 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.22% | 1.50 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.48% | 0.61 | 1.00 | 1.00 | -50.95% | 37 |



# Westchester Capital
## FUNDS

**The Merger Fund VL**
A Westchester Capital Fund

Fund Snapshot as of October 31, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 21.41% |
| Average position size: | 1.16% |
| Number of long positions[1]: | 90 |
| Number of short positions[1]: | 22 |
| % Invested: | Fully |
| Short positions as a % of net assets: | 18.69% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### By Deal Terms



- 9.57%
- 5.19%
- 27.86%
- 25.56%
- 21.41%
- 10.40%

■ Cash
■ Stock and Stub
■ Cash & Stock
■ Stock with Fixed Exchange Ratio
■ Undertermined*
■ Stock with Flexible Exchange Ratio (Collar)

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.*

### Regional Exposure



- 1.59%
- 0.49%
- 1.76%
- 0.37%
- 2.55%
- 0.13%
- 12.09%
- 81.03%

■ United States
■ Europe ex-U.K.
■ Canada
■ United Kingdom
■ Japan
■ Asia ex-Japan
■ Australia
■ South America

### Sector Breakdown



- 30.50%
- 14.50%
- 13.34%
- 9.69%
- 8.33%
- 7.95%
- 7.75%
- 5.25%
- 1.48%
- 1.21%

■ Consumer Disc.
■ Energy
■ Health Care
■ Materials
■ Financials
■ Telecom
■ Information Tech.
■ Industrials
■ Consumer Staples
■ Utilities

---

**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of November 30, 2014

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $23.2 million |
| Total Firm Assets: | $ 6.0 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of November, the Fund returned 0.45% for the month, 1.19% YTD, and 5.52% annualized since inception.**

## PERFORMANCE

**as of Month-End: November 30, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -2.04% | 1.19% | 1.83% | 2.60% | 3.01% | 5.52% |
| Barclays Aggregate Bond Index | 1.00% | 5.85% | 5.24% | 3.00% | 4.11% | 4.94% |
| S&P 500 Index | 3.72% | 13.98% | 16.86% | 20.93% | 15.96% | 8.23% |

**as of Quarter-End: September 30, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.98% | 1.92% | 3.42% | 3.86% | 3.29% | 5.69% |
| Barclays Aggregate Bond Index | 0.16% | 4.09% | 3.95% | 2.44% | 4.13% | 4.85% |
| S&P 500 Index | 1.13% | 8.34% | 19.73% | 22.99% | 15.70% | 7.84% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | | 1.19% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.83% | 1.14 | 0.19 | 0.31 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.21% | 1.52 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.43% | 0.62 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of November 30, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 21.07% |
| Average position size: | 1.20% |
| Number of long positions[1]: | 84 |
| Number of short positions[1]: | 23 |
| % Invested: | Fully |
| Short positions as a % of net assets: | 18.47% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

83.83%
8.88%
2.91%
2.03%
1.74%
0.34%
0.27%
United States
Europe ex-U.K.
Canada
United Kingdom
Japan
Asia ex-Japan
Australia

### By Deal Terms



29.51%
23.02%
21.07%
11.38%
9.18%
5.84%
Cash
Cash & Stock
Stock and Stub
Stock with Fixed Exchange Ratio
Undetermined*
Stock with Flexible Exchange Ratio (Collar)

### Sector Breakdown

30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
29.50%
15.00%
14.15%
10.23%
9.14%
8.49%
6.53%
4.89%
1.04%
1.04%
Consumer Disc.
Energy
Health Care
Materials
Information Tech.
Financials
Telecom
Industrials
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.





**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of December 31, 2014

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $22.8 million |
| Total Firm Assets: | $ 5.8 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of December, the Fund returned 0.18% for the month, 1.37% YTD, and 5.50% annualized since inception.**

## PERFORMANCE

**as of Month-End: December 31, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.54% | 1.37% | 1.37% | 2.58% | 2.78% | 5.50% |
| Barclays Aggregate Bond Index | 1.78% | 5.94% | 5.94% | 2.66% | 4.46% | 4.91% |
| S&P 500 Index | 4.93% | 13.69% | 13.69% | 20.41% | 15.45% | 8.14% |

**as of Quarter-End: December 31, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.54% | 1.37% | 1.37% | 2.58% | 2.78% | 5.50% |
| Barclays Aggregate Bond Index | 1.78% | 5.94% | 5.94% | 2.66% | 4.46% | 4.91% |
| S&P 500 Index | 4.93% | 13.69% | 13.69% | 20.41% | 15.45% | 8.14% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | - | - | - | - | - | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.81% | 1.14 | 0.19 | 0.31 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.20% | 1.51 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.38% | 0.62 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of December 31, 2014

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 22.15% |
| Average position size: | 1.10% |
| Number of long positions[1]: | 87 |
| Number of short positions[1]: | 20 |
| % Invested: | 95.89% |
| Short positions as a % of net assets: | 19.15% |

[1]*The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

1.12%
0.49%
0.25%
2.02%
2.08%
10.42%
83.64%
United States
Europe ex-U.K.
United Kingdom
Japan
Asia ex-Japan
Canada
Australia

### By Deal Terms



5.90%
10.20%
31.01%
11.96%
19.94%
20.99%
Cash
Stock and Stub
Cash & Stock
Stock with Fixed Exchange Ratio
Undetermined*
Stock with Flexible Exchange Ratio (Collar)



### Sector Breakdown



30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
28.08%
16.91%
13.80%
11.24%
10.11%
6.66%
6.05%
4.88%
1.19%
1.08%
Consumer Disc.
Health Care
Energy
Materials
Financials
Telecom
Information Tech.
Industrials
Utilities
Consumer Staples

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of January 31, 2015

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $23.9 million |
| Total Firm Assets: | $ 5.7 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of January, the Fund returned -0.18% for the month, -0.18% YTD, and 5.44% annualized since inception.**

## PERFORMANCE

**as of Month-End: January 31, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.45% | -0.18% | 1.75% | 2.55% | 2.62% | 5.44% |
| Barclays Aggregate Bond Index | 2.91% | 2.10% | 6.59% | 3.07% | 4.57% | 5.07% |
| S&P 500 Index | -0.64% | -3.00% | 14.22% | 17.47% | 15.60% | 7.76% |

**as of Quarter-End: December 31, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.54% | 1.37% | 1.37% | 2.58% | 2.78% | 5.50% |
| Barclays Aggregate Bond Index | 1.78% | 5.94% | 5.94% | 2.66% | 4.46% | 4.91% |
| S&P 500 Index | 4.93% | 13.69% | 13.69% | 20.41% | 15.45% | 8.14% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | -0.18% | | | | | | | | | | | | -0.18% |
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | | | | | | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.79% | 1.13 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.23% | 1.55 | 0.01 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.37% | 0.59 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of January 31, 2015

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 20.85% |
| Average position size: | 1.11% |
| Number of long positions[1]: | 85 |
| Number of short positions[1]: | 21 |
| % Invested: | 94.06% |
| Short positions as a % of net assets: | 18.69% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

1.80%
1.35%
0.22%
2.09%
2.20%
10.08%
82.26%
United States
Europe ex-U.K.
United Kingdom
Asia ex-Japan
Japan
Canada
Australia

### By Deal Terms



6.49%
9.03%
32.35%
9.26%
17.87%
25.00%
Cash
Stock and Stub
Cash & Stock
Undetermined*
Stock with Fixed Exchange Ratio
Stock with Flexible Exchange Ratio (Collar)





### Sector Breakdown

30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
27.25%
15.91%
13.50%
12.61%
9.47%
7.30%
6.54%
6.25%
1.16%
0.01%
Consumer Disc.
Health Care
Materials
Energy
Financials
Telecom
Information Tech.
Industrials
Utilities
Consumer Staples

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of February 28, 2015

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $23.5 million |
| Total Firm Assets: | $ 5.8 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of February, the Fund returned 1.66% for the month, 1.47% YTD, and 5.55% annualized since inception.**

## PERFORMANCE

**as of Month-End: February 28, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.65% | 1.47% | 2.30% | 2.79% | 2.81% | 5.55% |
| Barclays Aggregate Bond Index | 1.23% | 1.14% | 5.03% | 2.76% | 4.30% | 4.94% |
| S&P 500 Index | 2.31% | 2.57% | 15.51% | 18.00% | 16.18% | 8.26% |

**as of Quarter-End: December 31, 2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.54% | 1.37% | 1.37% | 2.58% | 2.78% | 5.50% |
| Barclays Aggregate Bond Index | 1.78% | 5.94% | 5.94% | 2.66% | 4.46% | 4.91% |
| S&P 500 Index | 4.93% | 13.69% | 13.69% | 20.41% | 15.45% | 8.14% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | -0.18% | 1.66% | | | | | | | | | | | 1.47% |
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | | | | | | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.79% | 1.15 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.24% | 1.50 | 0.00 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.40% | 0.62 | 1.00 | 1.00 | -50.95% | 37 |

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of February 28, 2015

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 22.28% |
| Average position size: | 1.08% |
| Number of long positions[1]: | 87 |
| Number of short positions[1]: | 21 |
| % Invested: | 94.03% |
| Short positions as a % of net assets: | 18.16% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure



1.73%
1.41%
0.28%
1.98%
2.03%
7.59%
84.98%
United States
Europe ex-U.K.
Asia ex-Japan
Japan
United Kingdom
Canada
Australia


### By Deal Terms



6.85%
8.99%
31.60%
10.07%
17.04%
25.45%
Cash
Stock and Stub
Cash & Stock
Stock with Fixed Exchange Ratio
Undetermined*
Stock with Flexible Exchange Ratio (Collar)


### Sector Breakdown



29.91%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
14.56%
14.03%
10.10%
8.84%
8.42%
6.66%
6.27%
1.17%
0.02%
Consumer Disc.
Health Care
Materials
Industrials
Financials
Energy
Telecom
Information Tech.
Utilities
Consumer Staples


*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of March 31, 2015

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $32.6 million |
| Total Firm Assets: | $ 5.7 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of March, the Fund returned -0.09% for the month, 1.38% YTD, and 5.50% annualized since inception.**

## PERFORMANCE

**as of Month-End: March 31, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.38% | 1.38% | 2.12% | 2.66% | 2.64% | 5.50% |
| Barclays Aggregate Bond Index | 1.61% | 1.61% | 5.69% | 3.10% | 4.42% | 4.95% |
| S&P 500 Index | 0.95% | 0.95% | 12.73% | 16.11% | 14.47% | 8.04% |

**as of Quarter-End: March 31, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.38% | 1.38% | 2.12% | 2.66% | 2.64% | 5.50% |
| Barclays Aggregate Bond Index | 1.61% | 1.61% | 5.69% | 3.10% | 4.42% | 4.95% |
| S&P 500 Index | 0.95% | 0.95% | 12.73% | 16.11% | 14.47% | 8.04% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | -0.18% | 1.66% | -0.09% | | | | | | | | | | 1.38% |
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | | | | | | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.77% | 1.14 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.23% | 1.51 | 0.00 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.36% | 0.61 | 1.00 | 1.00 | -50.95% | 37 |



# Westchester Capital
## FUNDS

## The Merger Fund VL
A Westchester Capital Fund

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 17.44% |
| Average position size: | 0.98% |
| Number of long positions [1]: | 87 |
| Number of short positions [1]: | 17 |
| % Invested: | 85.56% |
| Short positions as a % of net assets: | 12.26% |

[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).

### By Deal Terms



- Cash — 8.61%
- Stock and Stub — 7.24%
- Undetermined* — 9.53%
- Stock with Fixed Exchange Ratio — 9.89%
- Cash & Stock — 29.01%
- Stock with Flexible Exchange Ratio (Collar) — 35.72%

### Regional Exposure



- United States — 85.05%
- Europe ex-U.K. — 2.22%
- United Kingdom — 2.92%
- Canada — 3.29%
- Japan — 4.29%
- Asia ex-Japan — 1.71%
- Australia — 0.52%

### Sector Breakdown



- Consumer Disc. — 30.04%
- Materials — 14.52%
- Industrials — 11.23%
- Financials — 11.03%
- Information Tech. — 9.72%
- Health Care — 8.80%
- Energy — 6.97%
- Telecom — 5.56%
- Consumer Staples — 1.27%
- Utilities — 0.85%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures the reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

security's movements that can be explained by movements in a benchmark index.

Westchester Capital FUNDS



# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of April 30, 2015

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $31.8 million |
| Total Firm Assets: | $ 5.9 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of April, the Fund returned 0.09% for the month, 1.47% YTD, and 5.47% annualized since inception.**

## PERFORMANCE

**as of Month-End: April 30, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.66% | 1.47% | 1.75% | 2.56% | 2.71% | 5.47% |
| Barclays Aggregate Bond Index | -0.84% | 1.24% | 4.44% | 2.60% | 4.13% | 4.87% |
| S&P 500 Index | 5.07% | 1.92% | 12.98% | 16.73% | 14.33% | 8.07% |

**as of Quarter-End: March 31, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.38% | 1.38% | 2.12% | 2.66% | 2.64% | 5.50% |
| Barclays Aggregate Bond Index | 1.61% | 1.61% | 5.69% | 3.10% | 4.42% | 4.95% |
| S&P 500 Index | 0.95% | 0.95% | 12.73% | 16.11% | 14.47% | 8.04% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | -0.18% | 1.66% | -0.09% | 0.09% | | | | | | | | | 1.47% |
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | | | | | | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.76% | 1.14 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.22% | 1.49 | 0.00 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.30% | 0.62 | 1.00 | 1.00 | -50.95% | 37 |

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of April 30, 2015

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 20.29% |
| Average position size: | 0.98% |
| Number of long positions[1]: | 94 |
| Number of short positions[1]: | 20 |
| % Invested: | 92.06% |
| Short positions as a % of net assets: | 11.60% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure



83.26%
5.06%
4.43%
3.10%
2.36%
0.95%
0.52%
0.33%
United States
Canada
United Kingdom
Europe ex-U.K.
Asia ex-Japan
Japan
Australia
Mexico


### By Deal Terms



38.43%
26.82%
10.35%
8.89%
8.36%
7.15%
Cash
Stock and Stub
Undetermined*
Cash & Stock
Stock with Fixed Exchange Ratio
Stock with Flexible Exchange Ratio (Collar)


### Sector Breakdown



30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
28.98%
14.20%
11.54%
11.47%
10.07%
9.33%
7.76%
4.30%
1.52%
0.82%
Consumer Disc.
Materials
Health Care
Financials
Industrials
Information Tech.
Energy
Telecom
Consumer Staples
Utilities


*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of May 31, 2015

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $32.4 million |
| Total Firm Assets: | $ 5.9 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of May, the Fund returned 0.45% for the month, 1.93% YTD, and 5.47% annualized since inception.**

## PERFORMANCE

**as of Month-End: May 31, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.45% | 1.93% | 1.20% | 3.24% | 3.21% | 5.47% |
| Barclays Aggregate Bond Index | -0.14% | 1.00% | 3.01% | 2.21% | 3.91% | 4.81% |
| S&P 500 Index | 0.64% | 3.23% | 11.81% | 19.67% | 16.54% | 8.13% |

**as of Quarter-End: March 31, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.38% | 1.38% | 2.12% | 2.66% | 2.64% | 5.50% |
| Barclays Aggregate Bond Index | 1.61% | 1.61% | 5.69% | 3.10% | 4.42% | 4.95% |
| S&P 500 Index | 0.95% | 0.95% | 12.73% | 16.11% | 14.47% | 8.04% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 30, 2015 Prospectus, the Fund's total annual operating expense ratio was 2.82%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2016 only with approval of the Board of Trustees), total annual operating expenses were 1.76%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | -0.18% | 1.66% | -0.09% | 0.09% | 0.45% | | | | | | | | 1.93% |
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | | | | | | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.74% | 1.15 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.22% | 1.47 | 0.00 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.25% | 0.62 | 1.00 | 1.00 | -50.95% | 37 |

Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of May 31, 2015

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 18.90% |
| Average position size: | 0.98% |
| Number of long positions[1]: | 95 |
| Number of short positions[1]: | 23 |
| % Invested: | 93.09% |
| Short positions as a % of net assets: | 11.92% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure



0.83%
0.80%
0.77%
0.48%
2.97%
3.89%
3.97%
86.29%
United States
Canada
United Kingdom
Europe ex-U.K.
Asia ex-Japan
North America offshore
Australia
Mexico


### By Deal Terms



6.97%
5.15%
8.64%
35.82%
15.44%
27.98%
Cash
Stock and Stub
Cash & Stock
Undetermined*
Stock with Flexible Exchange Ratio (Collar)
Stock with Fixed Exchange Ratio


### Sector Breakdown



30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
26.00%
14.20%
13.52%
11.70%
10.45%
9.73%
7.31%
4.91%
1.94%
0.23%
Consumer Disc.
Materials
Health Care
Financials
Industrials
Information Tech.
Energy
Telecom
Consumer Staples
Utilities


*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of July 31, 2015

**FUND FACTS**

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $32.4 million |
| Total Firm Assets: | $ 5.8 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of July, the Fund returned -0.18% for the month, 0.55% YTD, and 5.25% annualized since inception.**

## PERFORMANCE

**as of Month-End: July 31, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.91% | 0.55% | -0.44% | 2.61% | 2.49% | 5.25% |
| Barclays Aggregate Bond Index | -0.64% | 0.60% | 2.81% | 1.60% | 3.28% | 4.70% |
| S&P 500 Index | 1.41% | 3.35% | 11.21% | 17.58% | 16.24% | 8.02% |

**as of Quarter-End: June 30, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.64% | 0.74% | -0.79% | 2.77% | 2.79% | 5.31% |
| Barclays Aggregate Bond Index | -1.68% | -0.10% | 1.84% | 1.83% | 3.36% | 4.67% |
| S&P 500 Index | 0.28% | 1.23% | 7.42% | 17.31% | 17.34% | 7.88% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 30, 2015 Prospectus, the Fund's total annual operating expense ratio was 2.82%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2016 only with approval of the Board of Trustees), total annual operating expenses were 1.76%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | -0.18% | 1.66% | -0.09% | 0.09% | 0.45% | -1.17% | -0.18% | | | | | | 0.55% |
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | | | | | | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.73% | 1.10 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.23% | 1.44 | 0.00 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.17% | 0.62 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of July 31, 2015

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 14.37% |
| Average position size: | 0.92% |
| Number of long positions[1]: | 95 |
| Number of short positions[1]: | 21 |
| % Invested: | 87.25% |
| Short positions as a % of net assets: | 11.13% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

89.00%
6.58%
1.79%
1.63%
0.51%
0.47%
United States
United Kingdom
Europe ex-U.K.
North America offshore
Australia
Mexico

### By Deal Terms



35.64%
27.37%
21.92%
9.35%
5.68%
0.04%
Cash
Stock and Stub
Cash & Stock
Undetermined*
Stock with Fixed Exchange Ratio
Stock with Flexible Exchange Ratio (Collar)

### Sector Breakdown

18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
17.12%
15.81%
13.79%
13.56%
11.57%
11.14%
10.09%
4.68%
2.01%
0.23%
Financials
Consumer Disc.
Health Care
Information Tech.
Materials
Industrials
Energy
Telecom
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.





**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of June 30, 2015

| FUND FACTS | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $32.2 million |
| Total Firm Assets: | $ 5.9 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of June, the Fund returned -1.17% for the month, 0.74% YTD, and 5.31% annualized since inception.**

## PERFORMANCE

**as of Month-End: June 30, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.64% | 0.74% | -0.79% | 2.77% | 2.79% | 5.31% |
| Barclays Aggregate Bond Index | -1.68% | -0.10% | 1.84% | 1.83% | 3.36% | 4.67% |
| S&P 500 Index | 0.28% | 1.23% | 7.42% | 17.31% | 17.34% | 7.88% |

**as of Quarter-End: June 30, 2015**

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | -0.64% | 0.74% | -0.79% | 2.77% | 2.79% | 5.31% |
| Barclays Aggregate Bond Index | -1.68% | -0.10% | 1.84% | 1.83% | 3.36% | 4.67% |
| S&P 500 Index | 0.28% | 1.23% | 7.42% | 17.31% | 17.34% | 7.88% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 30, 2015 Prospectus, the Fund's total annual operating expense ratio was 2.82%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2016 only with approval of the Board of Trustees), total annual operating expenses were 1.76%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | -0.18% | 1.66% | -0.09% | 0.09% | 0.45% | -1.17% | | | | | | | 0.74% |
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | | | | | | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.75% | 1.11 | 0.19 | 0.32 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.24% | 1.42 | 0.00 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.22% | 0.61 | 1.00 | 1.00 | -50.95% | 37 |



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of June 30, 2015

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 19.59% |
| Average position size: | 1.13% |
| Number of long positions[1]: | 91 |
| Number of short positions[1]: | 21 |
| % Invested: | Fully |
| Short positions as a % of net assets: | 13.66% |

*[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure

0.86%
0.46%
0.45%
2.91%
3.90%
4.71%
86.71%
United States
United Kingdom
Canada
Europe ex-U.K.
North America offshore
Australia
Mexico

### By Deal Terms

6.48%
6.02%
7.95%
36.33%
16.98%
26.24%
Cash
Stock and Stub
Cash & Stock
Undetermined*
Stock with Flexible Exchange Ratio (Collar)
Stock with Fixed Exchange Ratio

### Sector Breakdown

25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
22.29%
14.22%
13.77%
12.52%
11.90%
9.07%
8.86%
4.44%
2.72%
0.21%
Consumer Disc.
Information Tech.
Health Care
Materials
Financials
Industrials
Energy
Telecom
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.







**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



# Westchester Capital FUNDS

## The Merger Fund VL

A Westchester Capital Fund

### Q STATISTICAL SUMMARY

As of December 31, 2013:

QTD 2013: 1.47%

YTD 2013: 3.88%

Total Fund Assets: $19.1 billion

Assets in the Strategy: $ 5.4 billion

### PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



3.08%
1.44%
0.72%
0.27%
3.51%
9.45%
81.52%
United States
United Kingdom
Europe ex-U.K.
Canada
Asia ex-Japan
Australia
Japan

SECTOR EXPOSURE



2.59%
1.33%
7.29%
21.81%
9.19%
9.33%
16.62%
9.50%
10.72%
11.62%
Energy
Consumer Disc.
Financials
Telecom
Industrials
Materials
Health Care
Information Tech.
Consumer Staples
Utilities

DEAL TERMS



4.64%
8.75%
28.62%
11.53%
18.63%
27.83%
Undetermined or n/a*
Cash
Stock and Stub
Stock with Fixed Exchange Ratio
Cash & Stock
Stock with Flexible Exchange Ratio (Collar)

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/12.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2014.

| FUND FACTS | |
|---|---|
| **Portfolio Characteristics** | |
| Inception Date: | May 26, 2004 |
| Expenses Before Investment Related Expenses:[1,2] | 1.40% |
| Total perating Expense:[1] | 3.10% |
| Portfolio Turnover Rate:[1] | 268.78% |

| PORTFOLIO | |
|---|---|
| **Equity Investments** | |
| Number of Long Positions: | 93 |
| Number of Short Positions: | 20 |
| Average Position Size: | 0.91% |
| uarter-end % Invested: | 84.25% |
| Short Positions as a % of Net Assets: | 13.25% |

| Ten Largest Positions as a Percent of Net Assets | 27.90% |
|---|---|
| mnicom Group | |
| Life Technologies Corporation | |
| Invensys plc | |
| Lamar Advertising Company | |
| T-Mobile US, Inc. | |
| American International Group, Inc. | |
| Lender Processing Services, Inc. | |
| General Motors Co. | |
| Huntsman Corporation | |
| Hess Corporation | |

| T e of Bu er | |
|---|---|
| Strategic | 99.51% |
| Financial | 0.49% |

| B Deal T e | |
|---|---|
| Friendly | 99.39% |
| Hostile | 0.61% |

Average Annualized Total Returns as of 12 31 2013

| | 1-year | 3-year | 5-year | Since Inception* |
|---|---|---|---|---|
| The Merger Fund VL | 3.88% | 2.42% | 4.81% | 5.94% |
| S&P 500 TR | 32.39% | 16.18% | 17.94% | 7.58% |
| Barclays Agg. Bond Index | -2.02% | 3.28% | 4.46% | 4.80% |
| HFR Absolute Return Index | 3.58% | 0.20% | -0.63% | -0.10% |
| Citi 6-Month T-Bills | 0.10% | 0.12% | 0.20% | 1.76% |

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

## Q STATISTICAL SUMMARY

| NOTABLE WINNERS | | NOTABLE LOSERS | |
|---|---|---|---|
| **Deal** | **Attribution** | **Deal** | **Attribution** |
| Vodofone Group Plc ADR | 0.10% | GrainCorp Limited | -0.29% |
| General Motors Co. | 0.09% | Macro Portfolio Hedge | -0.14% |
| T-Mobile US, Inc. | 0.08% | Anadarko Petroleum Corporation | -0.05% |
| Huntsman Corporation | 0.08% | The Timken Company | -0.02% |
| Celesio AG | 0.08% | | |
| Lender Processing Services, Inc. | 0.07% | | |

## PERFORMANCE SUMMARY

**Cumulative Change in Value of a $10,000 Investment Since Inception**



$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
The Merger Fund VL
S&P 500
Barclays
HFRX Absolute Return Index
$20,133
$17,380
$15,674
$9,900
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

***Diversification does not assure a profit nor does it protect against a loss in a declining market.***

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. **The Citi 6-Month T-bill** measures monthly return equivalents of yield averages that are not marked-to-market. The Six-month Treasury Bill Index consist of the last three six-month Treasury Bill issues; Indices are unavailable for direct investment. **The HFRX Absolute Return Index** is designed to be representative of the overall composition of the hedge fund universe.As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance.



# Westchester Capital
## F U N D S

## The Merger Fund VL
A Westchester Capital Fund

### Q1 STATISTICAL SUMMARY

| As of March 31, 2014: | | Total Fund Assets: | $20.2 million |
|---|---|---|---|
| QTD 2014: | 0.64% | Total Firm Assets: | $ 5.6 billion |
| YTD 2014: | 0.64% | | |

## PORTFOLIO SNAPSHOT

### REGIONAL EXPOSURE



- 84.94% United States
- 5.09% Europe ex-U.K.
- 5.01% United Kingdom
- 1.75% Japan
- 1.53% Canada
- 1.04% Asia ex-Japan
- 0.64% Australia

### SECTOR EXPOSURE



- 20.47% Consumer Disc.
- 17.00% Energy
- 12.91% Telecom
- 12.31% Materials
- 12.25% Financials
- 7.01% Information Tech.
- 6.78% Health Care
- 5.20% Industrials
- 4.67% Consumer Staples
- 1.41% Utilities

### DEAL TERMS



- 37.45% Stock and Stub
- 22.39% Cash
- 16.89% Stock with Fixed Exchange Ratio
- 12.42% Undetermined or n/a*
- 9.95% Cash & Stock
- 0.91% Stock with Flexible Exchange Ratio (Collar)

## FUND FACTS

### Portfolio Characteristics

| Inception Date: | May 26, 2004 |
|---|---|
| Expenses Before Investment Related Expenses: [1,2] | 1.40% |
| Total Operating Expense: [1] | 3.00% |
| Portfolio Turnover Rate: [1] | 195.96% |

### PORTFOLIO

### Equity Investments

| Number of Long Positions: | 96 |
|---|---|
| Number of Short Positions: | 14 |
| Average Position Size: | 1.00% |
| Quarter-end % Invested: | 96.36% |
| Short Positions as a % of Net Assets: | 12.40% |

### Ten Largest Positions as a Percent of Net Assets

| | 28.85% |
|---|---|
| Omnicom Group | |
| Forest Laboratories, Inc. | |
| Lamar Advertising Company | |
| American International Group, Inc. | |
| Time Warner Cable Inc. | |
| Vodafone Group Plc | |
| T-Mobile US, Inc. | |
| Huntsman Corporation | |
| Hess Corporation | |
| Jos.A.Bank Clothiers, Inc. | |

| Type of Buyer | |
|---|---|
| Strategic | 100.00% |
| Financial | 0.00% |

| Type of Deal | |
|---|---|
| Friendly | 98.49% |
| Hostile | 1.51% |

### Average Annualized Total Returns as of 3/31/201

| | 1-year | 3-year | 5-year | Since Inception* |
|---|---|---|---|---|
| The Merger Fund VL | 4.25% | 1.63% | 4.07% | 5.85% |
| S&P 500 TR | 21.86% | 14.66% | 21.16% | 7.57% |
| Barclays Agg. Bond Index | -0.09% | 3.76% | 4.81% | 4.87% |
| HFR Absolute Return Index | 4.20% | 0.47% | -0.27% | 0.03% |
| Citi 6-Month T-Bills | 0.09% | 0.11% | 0.16% | 1.72% |

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1] For period ending 12/31/13.

[2] The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 27, 2015.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Q1 STATISTICAL SUMMARY Page | 2

| NOTABLE WINNERS | | NOTABLE LOSERS | |
|---|---|---|---|
| **Deal** | **Attribution** | **Deal** | **Attribution** |
| NorthStar Realty Finance Corp. | 0.10% | Sirius M Holdings Inc. | -0.19% |
| AMR Corporation | 0.09% | Noble Corporation | -0.11% |
| Verizon Communications Inc. | 0.07% | General Motors Co. | -0.10% |
| Jos.A.Bank Clothiers, Inc. | 0.06% | Transocean Ltd. | -0.06% |
| oninklijke (Royal) PN NV | 0.05% | | |
| Toko, Inc. | 0.05% | | |

## PERFORMANCE SUMMARY

**Cumulative Change in Value of a $10,000 Investment Since Inception**



$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
The Merger Fund VL
S&P 500
Barclays
HFRX Absolute Return Index
$20,497
$17,491
$15,963
$10,030
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

*Diversification does not assure a profit nor does it protect against a loss in a declining market.*

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. **The Citi 6-Month T-bill** measures monthly return equivalents of yield averages that are not marked-to-market. The Six-month Treasury Bill Index consist of the last three six-month Treasury Bill issues; Indices are unavailable for direct investment. **The HFRX Absolute Return Index** is designed to be representative of the overall composition of the hedge fund universe.As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance.



# Westchester Capital
### F U N D S

## The Merger Fund VL
A Westchester Capital Fund

## Q2 STATISTICAL SUMMARY

| | |
|---|---|
| Total Fund Assets: | $22.6 million |
| Total Firm Assets: | $ 6.0 billion |

### PORTFOLIO SNAPSHOT

As of June 30, 2014:

| | |
|---|---|
| QTD 2014: | 2.27% |
| YTD 2014: | 2.93% |

### REGIONAL EXPOSURE



- United States — 82.48%
- United Kingdom — 10.39%
- Europe ex-U.K. — 3.79%
- Japan — 1.78%
- Australia — 0.89%
- Asia ex-Japan — 0.67%
- Canada — 0.01%

### SECTOR EXPOSURE



- Consumer Disc. — 16.77%
- Energy — 15.06%
- Health Care — 13.45%
- Financials — 13.32%
- Materials — 12.32%
- Telecom — 8.47%
- Industrials — 7.88%
- Consumer Staples — 7.16%
- Information Tech. — 4.27%
- Utilities — 1.30%

### DEAL TERMS



- Stock and Stub — 35.15%
- Cash & Stock — 19.77%
- Cash — 19.41%
- Stock with Fixed Exchange Ratio — 12.52%
- Undetermined or n/a* — 10.90%
- Stock with Flexible Exchange Ratio (Collar) — 2.25%

## FUND FACTS

### Portfolio Characteristics

| | |
|---|---|
| Inception Date: | May 26, 2004 |
| Expenses Before Investment Related Expenses:[1,2] | 1.40% |
| Total Operating Expense:[1] | 3.00% |
| Portfolio Turnover Rate:[1] | 195.96% |

### PORTFOLIO

### Equity Investments

| | |
|---|---|
| Number of Long Positions: | 94 |
| Number of Short Positions: | 14 |
| Average Position Size: | 1.01% |
| Quarter-end % Invested: | 95.33% |
| Short Positions as a % of Net Assets: | 13.64% |

### Ten Largest Positions as a Percent of Net Assets — 29.08%

- Hillshire Brands Company
- Time Warner Cable Inc.
- Forest Laboratories, Inc.
- Lamar Advertising Company
- American International Group, Inc.
- Covidien PLC
- Hess Corporation
- Huntsman Corporation
- National Oilwell Varco Inc.
- Anadarko Petroleum Corporation

### Type of Buyer

| | |
|---|---|
| Strategic | 100.00% |
| Financial | 0.00% |

### By Deal Type

| | |
|---|---|
| Friendly | 93.43% |
| Hostile | 6.57% |

### Average Annualized Total Returns as of 6/30/2014

| | 1-year | 3-year | 5-year | Since Inception* |
|---|---|---|---|---|
| The Merger Fund VL | 6.52% | 2.22% | 4.00% | 5.94% |
| S&P 500 TR | 24.61% | 16.58% | 18.83% | 7.92% |
| Barclays Agg. Bond Index | 4.38% | 3.67% | 4.87% | 4.96% |
| HFRX Absolute Return Index | 3.68% | 1.31% | 0.25% | 0.08% |
| Citi 6-Month T-Bills | 0.08% | 0.10% | 0.15% | 1.68% |

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/13.

[2]The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 27, 2015.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Q2 STATISTICAL SUMMARY Page | 2

| NOTABLE WINNERS | | NOTABLE LOSERS | |
|---|---|---|---|
| **Deal** | **Attribution** | **Deal** | **Attribution** |
| Time Warner Cable Inc. | 0.20% | Macro Portfolio Hedge | -0.16% |
| Lamar Advertising Company | 0.20% | Verizon Communications Inc. | -0.10% |
| SiriusXM Holdings Inc. | 0.17% | Ainsworth Lumber Co. Ltd. | -0.09% |
| American International Group, Inc. | 0.12% | Alstom S. A. | -0.06% |
| Vodafone Group Plc ADR | 0.12% | | |
| SLM Corporation | 0.12% | | |

## PERFORMANCE SUMMARY

**Cumulative Change in Value of a $10,000 Investment Since Inception**



$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
The Merger Fund VL
S&P 500
Barclays
HFRX Absolute Return Index
$21,570
$17,889
$16,289
$10,080
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

*Diversification does not assure a profit nor does it protect against a loss in a declining market.*

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Barclays Aggregate Bond Index is an intermediate term index comprised of investment grade bonds. The Citi 6-Month T-bill measures monthly return equivalents of yield averages that are not marked-to-market. The Six-month Treasury Bill Index consist of the last three six-month Treasury Bill issues; Indices are unavailable for direct investment. The HFRX Absolute Return Index is designed to be representative of the overall composition of the hedge fund universe.As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

## Q3 STATISTICAL SUMMARY

As of September 30, 2014:

QTD 2014: -0.98%

YTD 2014: 1.92%

Total Fund Assets: $23.9 million

Total Firm Assets: $ 6.0 billion

## PORTFOLIO SNAPSHOT

### REGIONAL EXPOSURE



1.67%
1.47%
0.57%
0.53%
1.85%
0.13%
12.85%
80.91%
United States
Europe ex-U.K.
United Kingdom
Canada
Japan
Australia
Asia ex-Japan
South America

### SECTOR EXPOSURE



1.74%
0.89%
5.43%
7.62%
29.57%
8.29%
8.78%
14.59%
9.67%
13.42%
Consumer Disc.
Energy
Health Care
Materials
Financials
Information Tech.
Telecom
Industrials
Consumer Staples
Utilities

### DEAL TERMS



3.87%
9.16%
27.63%
9.92%
21.80%
27.62%
Cash
Stock and Stub
Cash & Stock
Stock with Fixed Exchange Ratio
Undetermined*
Stock with Flexible Exchange Ratio (Collar)

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/13.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 27, 2015.

### FUND FACTS

| Portfolio Characteristics | |
|---|---|
| Inception Date: | May 26, 2004 |
| Expenses Before Investment Related Expenses:[1,2] | 1.40% |
| Total Operating Expense:[1] | 3.00% |
| Portfolio Turnover Rate:[1] | 195.96% |

### PORTFOLIO

| Equity Investments | |
|---|---|
| Number of Long Positions: | 96 |
| Number of Short Positions: | 21 |
| Average Position Size: | 1.11% |
| Quarter-end % Invested: | Fully |
| Short Positions as a % of Net Assets: | 17.83% |

| Ten Largest Positions as a Percent of Net Assets | 37.06% |
|---|---|
| Visteon Corporation | |
| Covidien PLC | |
| Time Warner Cable Inc. | |
| DIRECTV | |
| TRW Automotive Holdings Corp. | |
| Allergan, Inc. | |
| Concur Technologies, Inc. | |
| Shire PLC | |
| B/E Aerospace, Inc. | |
| Dresser-Rand Group | |

| Type of Buyer | |
|---|---|
| Strategic | 100.00% |
| Financial | 0.00% |

| By Deal Type | |
|---|---|
| Friendly | 95.20% |
| Hostile | 4.80% |

### Average Annualized Total Returns as of 9/30/2014

| | 1-year | 3-year | 5-year | Since Inception* |
|---|---|---|---|---|
| The Merger Fund VL | 3.42% | 3.86% | 3.29% | 5.69% |
| S&P 500 Index | 19.73% | 22.99% | 15.70% | 7.84% |
| Barclays Agg. Bond Index | 3.95% | 2.44% | 4.13% | 4.85% |
| HFRX Absolute Return Index | 3.54% | 2.12% | 0.50% | 0.08% |
| Citi 6-Month T-Bills | 0.07% | 0.09% | 0.13% | 1.64% |

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Q3 STATISTICAL SUMMARY Page | 2

| NOTABLE WINNERS | | NOTABLE LOSERS | |
|---|---|---|---|
| **Deal** | **Attribution** | **Deal** | **Attribution** |
| Allergan, Inc. | 0.13% | Sprint Corporation | -0.18% |
| Vivendi SA | 0.12% | Noble Corporation plc | -0.18% |
| LIN Media LLC | 0.08% | Visteon Corporation | -0.16% |
| Ziggo NV | 0.08% | General Motors Co. | -0.16% |
| American International Group, Inc. | 0.06% | Time Warner Cable Inc. | -0.10% |
| Forest Laboratories, Inc. | 0.06% | SAI Global Ltd. | -0.09% |

## PERFORMANCE SUMMARY

**Cumulative Change in Value of a $10,000 Investment Since Inception**



$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
The Merger Fund VL
S&P 500
Barclays
HFRX Absolute Return Index
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
$21,813
$17,714
$16,315
$10,078

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

*Diversification does not assure a profit nor does it protect against a loss in a declining market.*

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Barclays Aggregate Bond Index is an intermediate term index comprised of investment grade bonds. The Citi 6-Month T-bill measures monthly return equivalents of yield averages that are not marked-to-market. The Six-month Treasury Bill Index consist of the last three six-month Treasury Bill issues; Indices are unavailable for direct investment. The HFRX Absolute Return Index is designed to be representative of the overall composition of the hedge fund universe.As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

## Q4 STATISTICAL SUMMARY

As of December 31, 2014:
QTD 2014: -0.54%
YTD 2014: 1.37%

Total Fund Assets: $22.8 million
Total Firm Assets: $ 5.8 billion



## PORTFOLIO SNAPSHOT

### REGIONAL EXPOSURE

83.64%
10.42%
2.08%
2.02%
1.12%
0.49%
0.25%
United States
Europe ex-U.K.
United Kingdom
Japan
Asia ex-Japan
Canada
Australia

### SECTOR EXPOSURE



28.08%
16.91%
13.80%
11.24%
10.11%
6.66%
6.05%
4.88%
1.19%
1.08%
Consumer Disc.
Health Care
Energy
Materials
Financials
Telecom
Information Tech.
Industrials
Utilities
Consumer Staples

### DEAL TERMS



31.01%
20.99%
19.94%
11.96%
10.20%
5.90%
Cash
Stock and Stub
Cash & Stock
Stock with Fixed Exchange Ratio
Undetermined*
Stock with Flexible Exchange Ratio (Collar)

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/13.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 27, 2015.

## FUND FACTS

| Portfolio Characteristics | |
|---|---|
| Inception Date: | May 26, 2004 |
| Expenses Before Investment Related Expenses:[1,2] | 1.40% |
| Total Operating Expense:[1] | 3.00% |
| Portfolio Turnover Rate:[1] | 195.96% |

## PORTFOLIO

| Equity Investments | |
|---|---|
| Number of Long Positions: | 87 |
| Number of Short Positions: | 20 |
| Average Position Size: | 1.10% |
| Quarter-end % Invested: | 95.89% |
| Short Positions as a % of Net Assets: | 19.15% |

| Ten Largest Positions as a Percent of Net Assets | 35.78% |
|---|---|
| Time Warner Cable Inc. | |
| DIRECTV | |
| TRW Automotive Holdings Corp. | |
| Allergan, Inc. | |
| Covidien PLC | |
| Dresser-Rand Group | |
| CareFusion Corporation | |
| Vivendi SA | |
| American International Group, Inc. | |
| Lamar Advertising Company | |

| Type of Buyer | |
|---|---|
| Strategic | 99.76% |
| Financial | 0.24% |

| By Deal Type | |
|---|---|
| Friendly | 92.60% |
| Hostile | 7.40% |

### Average Annualized Total Returns as of 12/31/2014

| | 1-year | 3-year | 5-year | Since Inception* |
|---|---|---|---|---|
| The Merger Fund VL | 1.37% | 2.58% | 2.78% | 5.50% |
| S&P 500 Index | 13.69% | 20.41% | 15.45% | 8.14% |
| Barclays Agg. Bond Index | 5.94% | 2.66% | 4.46% | 4.91% |
| HFRX Absolute Return Index | 0.79% | 1.74% | 0.25% | -0.02% |
| Citi 6-Month T-Bills | 0.06% | 0.09% | 0.12% | 1.60% |

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.



# The Merger Fund VL

A Westchester Capital Fund

## Q4 STATISTICAL SUMMARY

| NOTABLE WINNERS | | NOTABLE LOSERS | |
|---|---|---|---|
| **Deal** | **Attribution** | **Deal** | **Attribution** |
| Allergan, Inc. | 0.33% | Shire PLC | -0.96% |
| Covidien PLC | 0.26% | Hess Corporation | -0.23% |
| Lamar Advertising Company | 0.17% | QEP Resources Inc. | -0.23% |
| Vivendi SA | 0.13% | Anadarko Petroleum Corporation | -0.16% |
| Tim Hortons, Inc. | 0.12% | Williams Companies, Inc. | -0.12% |
| American International Group, Inc. | 0.09% | Occidental Petroleum Corporation | -0.12% |

## PERFORMANCE SUMMARY

**Cumulative Change in Value of a $10,000 Investment Since Inception**



$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
The Merger Fund VL
S&P 500
Barclays
HFRX Absolute Return Index
$22,453
$17,566
$16,511
$9,968
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

*Diversification does not assure a profit nor does it protect against a loss in a declining market.*

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. **The Citi 6-Month T-bill** measures monthly return equivalents of yield averages that are not marked-to-market. The Six-month Treasury Bill Index consist of the last three six-month Treasury Bill issues; Indices are unavailable for direct investment. **The HFRX Absolute Return Index** is designed to be representative of the overall composition of the hedge fund universe.As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance.



# Westchester Capital
## FUNDS

## Q1 STATISTICAL SUMMARY

### The Merger Fund VL
A Westchester Capital Fund

## PORTFOLIO SNAPSHOT

| As of March 31, 2015: | | Total Fund Assets: | $32.6 million |
|---|---|---|---|
| QTD 2015: | 1.38% | Total Firm Assets: | $ 5.7 billion |
| YTD 2015: | 1.38% | | |

### REGIONAL EXPOSURE



- 85.05% United States
- 4.29% Europe ex-U.K.
- 3.29% United Kingdom
- 2.92% Canada
- 2.22% Japan
- 1.71% Asia ex-Japan
- 0.52% Australia

### SECTOR EXPOSURE



- 30.04% Consumer Disc.
- 11.03% Materials
- 9.72% Industrials
- 8.80% Financials
- 6.97% Information Tech.
- 5.56% Health Care
- 1.27% Energy
- 0.85% Telecom
- 14.52% Consumer Staples
- 11.23% Utilities

### DEAL TERMS



- 35.72% Cash
- 29.01% Stock and Stub
- 9.89% Undetermined*
- 9.53% Stock with Fixed Exchange Ratio
- 8.61% Cash & Stock
- 7.24% Stock with Flexible Exchange Ratio (Collar)

## FUND FACTS

### Portfolio Characteristics

| | |
|---|---|
| Inception Date: | May 26, 2004 |
| Expenses Before Investment Related Expenses:[1,2] | 1.40% |
| Total Operating Expense:[1] | 2.82% |
| Portfolio Turnover Rate:[1] | 154% |

### PORTFOLIO

#### Equity Investments

| | |
|---|---|
| Number of Long Positions: | 87 |
| Number of Short Positions: | 17 |
| Average Position Size: | 0.98% |
| Quarter-end % Invested: | 85.56% |
| Short Positions as a % of Net Assets: | 12.26% |

### Ten Largest Positions as a Percent of Net Assets    28.29%

- DIRECTV
- TRW Automotive Holdings Corp.
- American International Group, Inc.
- Hospira, Inc.
- Time Warner Cable Inc.
- General Motors Co.
- Huntsman Corporation
- Sigma-Aldrich Corporation
- Dow Chemical Company
- International Paper Company

### Type of Buyer

| | |
|---|---|
| Strategic | 99.79% |
| Financial | 0.21% |

### By Deal Type

| | |
|---|---|
| Friendly | 99.83% |
| Hostile | 0.17% |

## Average Annualized Total Returns as of 3/31/2015

| | 1-year | 3-year | 5-year | Since Inception* |
|---|---|---|---|---|
| The Merger Fund VL | 2.12% | 2.66% | 2.64% | 5.50% |
| S&P 500 Index | 12.73% | 16.11% | 14.47% | 8.04% |
| Barclays Agg. Bond Index | 5.69% | 3.10% | 4.42% | 4.95% |
| HFRX Absolute Return Index | 1.15% | 2.11% | 0.85% | 0.13% |
| Citi 6-Month T-Bills | 0.06% | 0.09% | 0.12% | 1.57% |

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/14.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2016.



Westchester Capital FUNDS

# The Merger Fund VL
A Westchester Capital Fund

Q1 STATISTICAL SUMMARY Page | 2

| NOTABLE WINNERS | | NOTABLE LOSERS | |
|---|---|---|---|
| **Deal** | **Attribution** | **Deal** | **Attribution** |
| Allergan, Inc. | 0.26% | Lafarge SA | -0.21% |
| T-Mobile US, Inc. | 0.16% | Family Dollar Stores, Inc. | -0.08% |
| B/E Aerospace, Inc. | 0.11% | DIRECTV | -0.06% |
| TRW Automotive Holdings Corp. | 0.08% | Macro Portfolio Hedge | -0.06% |
| Dow Chemical Company | 0.08% | Dresser-Rand Group | -0.05% |
| Covidien PLC | 0.07% | Du Pont (E.I.) de Numours | -0.05% |

## PERFORMANCE SUMMARY

**Cumulative Change in Value of a $10,000 Investment Since Inception**



$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
The Merger Fund VL
S&P 500
Barclays
HFRX Absolute Return Index
$23,107
$17,862
$16,872
$10,145
May-04
Oct-04
Mar-05
Aug-05
Jan-06
Jun-06
Nov-06
Apr-07
Sep-07
Feb-08
Jul-08
Dec-08
May-09
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11
Nov-11
Apr-12
Sep-12
Feb-13
Jul-13
Dec-13
May-14
Oct-14
Mar-15

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

*Diversification does not assure a profit nor does it protect against a loss in a declining market.*

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Barclays Aggregate Bond Index is an intermediate term index comprised of investment grade bonds. The Citi 6-Month T-bill measures monthly return equivalents of yield averages that are not marked-to-market. The Six-month Treasury Bill Index consist of the last three six-month Treasury Bill issues; Indices are unavailable for direct investment. The HFRX Absolute Return Index is designed to be representative of the overall composition of the hedge fund universe.As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

## Q2 STATISTICAL SUMMARY

As of June 30, 2015:

QTD 2015: -0.64%

YTD 2015: 0.74%

Total Fund Assets: $32.2 million

Total Firm Assets: $ 5.9 billion

## PORTFOLIO SNAPSHOT

### REGIONAL EXPOSURE



0.86%
0.46%
2.91%
0.45%
3.90%
4.71%
86.71%

- United States
- United Kingdom
- Canada
- Europe ex-U.K.
- North America offshore
- Australia
- Mexico



### SECTOR EXPOSURE

2.72%
0.21%
4.44%
8.86%
22.29%
9.07%
14.22%
11.90%
12.52%
13.77%

- Consumer Disc.
- Information Tech.
- Health Care
- Materials
- Financials
- Industrials
- Energy
- Telecom
- Consumer Staples
- Utilities

### DEAL TERMS



6.02%
6.48%
7.95%
36.33%
16.98%
26.24%

- Cash
- Stock and Stub
- Cash & Stock
- Undetermined*
- Stock with Flexible Exchange Ratio (Collar)
- Stock with Fixed Exchange Ratio

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/14.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2016.

## FUND FACTS

| Portfolio Characteristics | |
|---|---|
| Inception Date: | May 26, 2004 |
| Expenses Before Investment Related Expenses:[1,2] | 1.40% |
| Total Operating Expense:[1] | 2.82% |
| Portfolio Turnover Rate:[1] | 154% |

## PORTFOLIO

| Equity Investments | |
|---|---|
| Number of Long Positions: | 91 |
| Number of Short Positions: | 21 |
| Average Position Size: | 1.13% |
| Quarter-end % Invested: | Fully |
| Short Positions as a % of Net Assets: | 13.66% |

| Ten Largest Positions as a Percent of Net Assets | 32.12% |
|---|---|
| DIRECTV | |
| Catamaran Corporation | |
| Hospira, Inc. | |
| Family Dollar Stores, Inc. | |
| American International Group, Inc. | |
| Time Warner Cable Inc. | |
| Huntsman Corporation | |
| Sigma-Aldrich Corporation | |
| Dow Chemical Company | |
| International Paper Company | |

| Type of Buyer | |
|---|---|
| Strategic | 99.61% |
| Financial | 0.39% |

| By Deal Type | |
|---|---|
| Friendly | 97.54% |
| Hostile | 2.46% |

### Average Annualized Total Returns as of 6/30/2015

| | 1-year | 3-year | 5-year | Since Inception* |
|---|---|---|---|---|
| The Merger Fund VL | -0.79% | 2.77% | 2.79% | 5.31% |
| S&P 500 Index | 7.42% | 17.31% | 17.34% | 7.88% |
| Barclays Agg. Bond Index | 1.84% | 1.83% | 3.36% | 4.67% |
| HFRX Absolute Return Index | 0.98% | 2.37% | 1.06% | 0.16% |
| Citi 6-Month T-Bills | 0.07% | 0.09% | 0.11% | 1.53% |

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

Q2 STATISTICAL SUMMARY

Page | 2

| NOTABLE WINNERS | | NOTABLE LOSERS | |
|---|---|---|---|
| **Deal** | **Attribution** | **Deal** | **Attribution** |
| DIRECTV | 0.23% | Williams Partners LP | -0.49% |
| Catamaran Corporation | 0.10% | International Paper Company | -0.13% |
| American International Group, Inc. | 0.09% | Tokyo Elecron Limited | -0.12% |
| Talisman Energy Inc. | 0.08% | Starwood Property Trust, Inc. | -0.11% |
| T-Mobile US, Inc. | 0.08% | Yahoo! Inc. | -0.11% |
| Dow Chemical Company | 0.06% | Ventas, Inc. | -0.11% |

## PERFORMANCE SUMMARY

**Cumulative Change in Value of a $10,000 Investment Since Inception**



$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
The Merger Fund VL
S&P 500
Barclays
HFRX Absolute Return Index
$23,171
$17,748
$16,588
$10,178
May-04
Dec-04
Jul-05
Feb-06
Sep-06
Apr-07
Nov-07
Jun-08
Jan-09
Aug-09
Mar-10
Oct-10
May-11
Dec-11
Jul-12
Feb-13
Sep-13
Apr-14
Nov-14
Jun-15

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

*Diversification does not assure a profit nor does it protect against a loss in a declining market.*

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Barclays Aggregate Bond Index is an intermediate term index comprised of investment grade bonds. The Citi 6-Month T-bill measures monthly return equivalents of yield averages that are not marked-to-market. The Six-month Treasury Bill Index consist of the last three six-month Treasury Bill issues; Indices are unavailable for direct investment. The HFRX Absolute Return Index is designed to be representative of the overall composition of the hedge fund universe.As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

FEBRUARY 14, 2014 TICKER | MERVX

Dear Shareholders:

The Merger Fund VL advanced by 1.47% during the fourth quarter, bringing its calendar-year gain to 3.88%, providing an excess return of 378 basis points versus 6-month Treasury Bills' 0.10% performance.[1] This performance is in line with our expectations given the current market environment. We are proud to mention that the Fund provided its 30th gain in the 38 quarters since its 2004 inception.

Equity markets relentlessly slogged ahead like the Walking Dead, oblivious to macroeconomic issues and fueled by the Fed's apparent final quarter of full-scale quantitative easing.

**AVERAGE ANNUALIZED TOTAL RETURN AS OF 12/31/2013**

| | 3-month | YTD | 1-year | 3-year | 5-year | 7-year | Since Inception* |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL (MERVX) | 1.47% | 3.88% | 3.88% | 2.42% | 4.81% | 4.27% | 5.94% |
| Citi 6-Month T-bills | 0.02% | 0.10% | 0.10% | 0.12% | 0.20% | 1.18% | 1.76% |
| HFRX Absolute Return Index | 1.72% | 3.58% | 3.58% | 0.20% | -0.63% | -1.52% | -0.10% |
| Barclays Aggregate Bond Index | -0.14% | -2.02% | -2.02% | 3.28% | 4.46% | 4.92% | 4.80% |
| MSCI The World Index | 8.11% | 27.37% | 27.37% | 12.13% | 15.68% | 4.43% | 7.71% |
| S&P 500 Index | 10.51% | 32.39% | 32.39% | 16.18% | 17.94% | 6.13% | 7.58% |

**Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, assumed portfolio management duties of the Fund in 2007. As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.*

The S&P 500 continued to astonish the disbelievers, tacking on another 10.51% for the quarter and bringing its year-to-date gain to 32.39%. Remarkably, the S&P 500 has not been positive in all four quarters of the same calendar year in 17 years- since 1997. Equities worldwide were as happy as Honeymooners, with the MSCI World Index increasing 8.11% during the period.

---

[1] 6-Month T-Bills are used as a proxy for the risk-free rate of return because it is a rough approximation of the Fund's typical holding period for a merger arbitrage investment.

Shareholder Services: U.S. Bancorp Fund Services, LLC ■ P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959
Investment Adviser: Westchester Capital Management, LLC ■ 100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950


Fixed income markets appear to be in jeopardy in light of the nascent rising interest-rate environment, as the Barclays Aggregate Bond Index backtracked by 0.14%, increasing its 2013 loss to -2.02%. This is noteworthy in that it is a reflection of our Fund's negative correlation with bond prices (our three year beta to the Barclays Aggregate Bond Index is -0.29), which will be important should interest rates lift. Our hedge fund peers in the HFRX Absolute Return Index also performed well in Q4, adding 1.72%, bringing their calendar year performance up to 3.58%. However, our outperformance relative to the HFRX Absolute Return Index remained in place for the past 1, 3, 5 and 7 year periods. [2]

Our correlation and volatility again remained below that of our peer indices. The Fund continued to exhibit roughly one-fourth the "risk" (volatility) of the S&P and the MSCI World Index[3] and the beta correlation with equity indices remained at approximately 0.19. Our beta to the HFRX Absolute Return Index is 1.05, which makes sense since we are not employing the Leverage that many of the hedge fund index components can utilize. If an investment's returns are higher and our volatility is lower than an alternative investment option, then pursuant to "Modern Portfolio Theory," it should be considered an attractive substitute for both the Barclays Aggregate Bond Index as well as the HFRX Absolute Return index.[4] Accordingly, we believe that the Fund can be inserted into the equity "silo" of an investor's portfolio or as a fixed income substitute.

As for our portfolio, the Fund held 112 investments during the quarter and experienced one terminated merger, consistent with our historic deal-selection success rate. Reflecting an 8:1 ratio of winners to losers, 100 of our positions were flat or positive and 12 performed negatively, roughly consistent with the prior period. We invested in 23 new situations during the quarter, through both equities and fixed income, and as of the end of December we were 85% invested across 93 positions. Particularly at the end of a calendar year, the percentage invested may vary and will be affected by deals closing towards the end of the quarter, with proceeds occasionally awaiting redeployment.

Twenty-one mergers with target market values exceeding $1.3 billion were completed during the quarter. Michael Dell's attempt to keep his eponymous company All in the Family succeeded when he closed his hotly contested $16 billion Leveraged buy-out for the company, based just south of Dallas, in late October. NYSE Euronext's $13 billion acquisition by Intercontinental Exchange Group, Inc. was completed in November; Berkshire Hathaway's $10 billion dollar purchase of NV Energy Inc. went down to The Wire but closed in late December, as did biotech pioneer Elan Corporation plc's acquisition by Perrigo Co.; dual $9 billion pharmaceutical deals to buy Warner Chilcott PLC and Onyx Pharmaceuticals by Actavis plc and Amgen, respectively drew Cheers from their investors when both deals closed on October 1. Another example of our investment process involved a portfolio manager visit to meet with executives of Shufflemaster and experience their technology in an attempt to Get Smart about the strategic rationale for its $1.5 billion merger with Bally Technologies.

Newly announced transactions were plentiful during the fourth quarter although many did not offer rates of return attractive enough for us to incur the deal or timing risk. We felt like Mad Men as we invested in U.S.-based advertiser Omnicom Group's $16 billion dollar merger with French communications specialist Publicis Group. Although not a new investment, we added to our position in England's Vodafone plc. Longtime Friends with Verizon Corp. through its Verizon Wireless joint venture, it finally agreed to sell its interest back to Verizon for $130 billion (which was so large that it skewed industry deal values for the quarter). In another large transaction, Silicon Valley's Applied Materials was the Survivor in a $10 billion merger with Japanese semiconductor manufacturer Tokyo Electron Limited. Going the other direction was American LSI Corporation's $6 billion acquisition by Avago Tecnology of Singapore. In yet another technology transaction, China-based Tsinghua University agreed to buy China-based but U.S.-traded semiconductor

[2] See Total Return chart above
[3] Three-year trailing standard deviation for The Merger Fund VL was 3.34% versus 12.11% for the S&P 500 Index and 13.71% for the MSCI World Index.
[4] http://onlinelibrary.wiley.com/doi/10.1111/j.1540-6261.1952.tb01525.x/abstract



manufacturer RDA Microelectronics. Readers may recall that the Fund had an investment in Spreadtrum Communications, which was purchased by Tsinghua as well. RDA shareholders approved the deal shortly after the Spreadtrum transaction closed in late December and the transaction is currently awaiting Chinese Homeland antitrust approval by MOFCOM.

The Fund entered Spin City via its investments in Novartis, Starwood Property Trust, and Northstar Realty Trust, all of which are spinning off significant subsidiaries; Consul Energy announced that it was exploring options which include selling or separating its coal and gas business into two separate publicly traded entities. Oil and gas company Hess Corp. demonstrated its Dexterity by selling billions of dollars of assets as well as filing for a tax-free spinoff of its retail gas station network.

Finally, the Fund took a position, through both bonds and stock, in AMR Corporation, the parent of American Airlines. This could have turned into an American Horror Story, as AMR had filed for bankruptcy and was having difficulty reorganizing, but it fortunately was able to agree to a $4 billion merger with US Airways Group, which became effective upon AMR's emergence from bankruptcy. The senior notes we purchased, secured by equipment (planes) and landing slot rights, were redeemed for cash. Other AMR bonds that we purchased were exchanged for shares of preferred securities which were ultimately convertible into shares of the combined company's stock. The AMR stock that we purchased was also converted into shares of the new American Airlines plus some potential free optionality on over-reserved bankruptcy claims.

As far as attribution, no deal swung performance more than 29 basis points. The red list was topped by the one broken deal of the quarter. Archer Daniels Midland's failed acquisition of Australian grain storage, shipping and processing firm Graincorp, cost the Fund 0.29% and was our Biggest Loser. In a Twilight Zone development, the transaction was blocked by the Australian government even after the ACCC (Australian Competition and Consumer Commission) declared that it would not oppose the transaction. National Treasurer Joe Hockey, however, ruled that Law and Order required him to block the transaction. He declared it "against the national interest" rather than anti-competitive, since ADM, a foreign corporation, would own a "key Australian business." The next largest loser was our market hedge, which detracted 0.14% from performance. The top ten winners on the Blacklist contributed from 0.10% to 0.06%, led by Vodafone, and followed by Celesio, American International Group, Leap Wireless, Lender Processing Services, and Lamar Advertising Company (which is in the process of converting into a REIT and is awaiting IRS approval).

Global M & A activity (by target value) was relatively flat versus 2012; however when looked at in depth by region, the statistics shed a different light.[5] U.S. volume increased by $75 billion, but without the $130 billion Verizon Wireless deal, the largest acquisition transaction in a decade, would have been down from the prior year. Aside from Canadian activity, which was down by 30%, volume in several other regions, which started from a small base, picked up significantly in Q4 to end the year on a positive note. Here are other comparables: U.K. -29%, Germany +37%, France +72% (coming out of a terrible year and ending notably with the $19 bln Omnicom/Publicis deal and Vivendi's spin-off of SFR and $8.5 bln sale of its Activision stake), China +36% (as it continues its quest for natural resources and technology companies, China is beginning to get the hang of global capital markets), and Hong Kong +63%. Finally, despite the optimism generated by Abenomics, Japan's transaction capabilities appear to be Breaking Badly, with 2013 volumes down by 35% versus 2012.

The types of transactions varied, but common structures included large corporations streamlining their operations in order to focus on core businesses. Whether as a result of internal or shareholder pressure, we have seen a multitude of spin-offs, split-offs and division sales. No corporation these days can be a Fugitive for long from activist

5 All statistics in this paragraph are provided by Bloomberg Global Financial Advisory Mergers & Acquisitions Rankings, 2013 Annual report.



shareholder demands. Yet at the same time, once the Gunsmoke from the divestiture transactions clears, many of these "stripped down" companies have been attempting to grow their core businesses through complementary acquisitions, a trend that we expect to continue. We have also seen several companies begin the process of converting to Real Estate Investment Trust structures in order to provide a more tax efficient exposure to their shareholders. The IRS, and no doubt the West Wing of the White House, is currently considering whether these tax-advantaged activities should be curtailed. We expect the IRS to receive guidance from its REIT working group shortly. Additionally, leveraged private transactions accounted for 632 deals in 2013, valued at $399 billion. We expect that low interest rates and approximately $1 trillion in uncommitted capital should drive continued private equity activity in 2014.

In an encouraging reversal of long-term trends, recent transactions have been received positively by investors. Last year, stock prices of U.S. companies announcing acquisitions greater than $1 billion rose, on average, more than 4 percent on the first day. The increase is the largest ever recorded by Dealogic, and nearly 50% higher than the previous year. In fact, each year between 1996 and 2011, acquirers' average stock price fell within the first 24 hours of the announcement. "Investors love to see organic growth, but when they can't get it, they are going to reward those companies that use acquisitions to grow," a prominent merger and acquisitions lawyer observed.[6]

As far as developments at Westchester Capital go, we now manage a total of four SEC-registered mutual funds. Our Modern Family of funds includes The Merger Fund and The Merger Fund VL, which utilizes the same investment strategy for Variable Life and Annuity investors; the Dunham Monthly Distribution Fund (which we manage as a sub-adviser), which provides an alternative market-neutral profile to The Merger Fund® with an income-oriented slant; and as of January, our newest member, the WCM Alternatives: Event-Driven Fund (symbol: WCEIX). It is a complementary product to our other vehicles, which invests in the more aggressive event-driven space. WCEIX has a broader mandate than either The Merger Fund® or the Dunham Fund, will not provide a monthly distribution, and will be positioned for a higher level of volatility and possibly higher returns as well. As hinted at in our last letter, many of our investors have requested such a selection, and we view this as a natural extension of our business model of providing dependable, liquid, alternative investment products to investors wishing to diversify their portfolio of otherwise correlated investments. We are available at your convenience to discuss the full range of our products.

As usual, quarterly statistical summaries are provided within two weeks of the end of the quarter, approximately one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to arrange for an automatic email within 60 Minutes of the data becoming available. Going forward, we will generate a single letter for the Westchester Funds family that will include performance as well as commentary. We welcome your comments and suggestions.

Thanks again for your support and please feel free to contact us with any questions or comments.

Roy Behren

Mike Shannon

6 *Financial Times*, January 22, 2014 "Companies buoyed by investors' deal hunger"


## IMPORTANT DISCLOSURES

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959 or contact your financial advisor. Please read it carefully before investing.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may increase the transaction costs to the Fund, which could impact the Fund's performance. The purpose of the short sale is to protect against a decline in the market value of the acquiring company's shares prior to the acquisition completion. However, should the acquisition be called off or otherwise not completed, the Fund may realize losses on both its long position in the target company's shares and it short position in the acquirer's shares.

References to other mutual funds do not construe an offer of those securities.

The Merger Fund VL is available through variable products offered by third-party insurance companies. The views expressed are as of February 14, 2014 and are a general guide to the views of Westchester Capital Management. The views expressed are those of the fund manager, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

**Definitions:** The **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **Citi 6-Month T-Bills** measures monthly return equivalents of yield averages that are not marked to market. The Six-Month Treasury Bill Indexes consist of the last three six-month Treasury bill issues. The indices are unmanaged and not available for direct investment. **The HFRX Absolute Return Index** is designed to be representative of the overall composition of the hedge fund universe. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **Alpha** is a measure of performance on a risk-adjusted basis. Alpha takes the volatility (price risk) of a mutual fund and compares its risk-adjusted performance to a benchmark index. The excess return of the fund relative to the return of the benchmark index is a fund's alpha; **A leveraged buyout (LBO)** is when a company or single asset (e.g., a real estate property) is purchased with a combination of equity plus significant amounts of borrowed money — structured in such a way that the target's cash flows or assets are used as the collateral (or, "leverage") to secure and repay the money borrowed to purchase the target-company/asset.

This commentary may include statements that constitute "forward-looking statements" under the U.S. Securities laws. Forward-looking statements include, among other things, projections, estimates, and information about possible or future results, market or regulatory developments. The views expressed above are not guarantees of future performance or economic results and involve certain risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from the views expressed herein. The views expressed above are subject to change at any time based upon economic, market, or other conditions and no obligation to update the views expressed herein is undertaken. Any discussions of specific securities should not be considered a recommendation to buy or sell those securities. The views expressed herein (including any forward-looking statement) may not be relied upon as investment advice or as an indication of trading intent.



Westchester Capital FUNDS

# The Merger Fund VL

A Westchester Capital Fund

MAY 12, 2014 TICKER | MERVX

Dear Fellow Shareholders:

The Merger Fund VL advanced by 64 basis points during the first quarter providing its 31st gain in the 39 quarters since its inception. The 6-month T-Bill, as measured by the Citi 6-Month T-Bill Index, returned 0.02% for the same period. (see table below)[1] During this uneventful back-and-forth quarter, equity markets slowed their meteoric rise, with the S&P 500 Index and the MSCI World Index up 1.81% and 1.40% respectively.

**AVERAGE ANNUALIZED TOTAL RETURN AS OF 3/31/2014**

| | 3-month | YTD | 1-year | 3-year | 5-year | 7-year | Since Inception* |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL (MERVX) | 0.64% | 0.64% | 4.25% | 1.63% | 4.07% | 3.90% | 5.85% |
| Citi 6-Month T-bills | 0.02% | 0.02% | 0.09% | 0.11% | 0.16% | 1.01% | 1.72% |
| HFRX Absolute Return Index | 1.31% | 1.31% | 4.20% | 0.47% | -0.27% | -1.64% | 0.03% |
| Barclays Aggregate Bond Index | 1.84% | 1.84% | -0.09% | 3.76% | 4.81% | 4.97% | 4.87% |
| MSCI The World Index | 1.40% | 1.40% | 19.72% | 10.86% | 18.94% | 4.25% | 7.66% |
| S&P 500 Index | 1.81% | 1.81% | 21.86% | 14.66% | 21.16% | 6.31% | 7.57% |

**Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, assumed portfolio management duties of the Fund in 2007. As of the April 28, 2014 Prospectus, the Fund's total annual operating expense ratio was 3.00%. After applicable fee waivers and expense reimbursements (which may be terminated before April 27, 2015 only with approval of the Board of Trustees), total annual operating expenses were 1.69%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.*

[1] As of 4/30/2014 The Merger Fund VL was up 1.10% year-to-date.

Shareholder Services: U.S. Bancorp Fund Services, LLC ■ P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959
Investment Adviser: Westchester Capital Management, LLC ■ 100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950



Both our correlation and volatility continued to track below that of our peer indices. The Fund once again exhibited roughly one-fifth the "risk" (volatility) of the S&P and the MSCI World Index[2] and the beta correlation with equity indices remained at approximately 0.20.

Fixed income markets have begun to languish as investors cope with the reality of continued Federal Reserve tapering and a possible rising interest-rate environment. As discussed in prior letters, the Fund's negative correlation with bond prices (our three year beta to the Barclays Aggregate Bond Index is -0.28) may prove helpful should rates rise, which would portend lower bond prices. Accordingly, we have seen inflows and have increasingly received feedback from fixed income investors who have begun repositioning their portfolios to include non- or negatively-correlated investments.

The Fund held 103 positions during the quarter, and one transaction was terminated, consistent with our historically high deal-selection success rate. Reflecting a 3:1 ratio of winners to losers, 79 of our positions were flat or positive and 24 performed negatively. We invested in 22 new situations during the quarter, utilizing equity and equity options as well as debt instruments; and as of the end of March we were 96% invested across 96 positions. The Fund's current highest level of investment since the first quarter of 2011 reflects a marked increase in corporate activity--which has ballooned even further in April. Through the end of April, U.S. companies alone have proposed or agreed to a record $638 billion worth of mergers, either as the target or the acquirer including Pfizer's recent $110 billion unsolicited offer for AstraZeneca Plc. This is the largest deal volume at this point since Dealogic started tracking activity in 1995. Eleven mergers, with target market values ranging from $500 million to $15 billion, were completed during the quarter, not including Verizon's mammoth $130 billion purchase of Vodafone Plc's interest in Verizon Wireless.

Winners and losers for the quarter were, on an individual basis, relatively inconsequential. The largest winner, NorthStar Realty Finance Corp., which announced the spin-off of its asset management business, contributed 10 basis points, followed by two deals we have spoken about in previous letters, AMR Corporation which contributed 9 basis points, Verizon Communications, Inc. contributed 7 basis points and Jos.A.Bank Clothiers, Inc. (discussed below) contributed 6 basis points. The next six winners contributed approximately 5 basis points each. On the negative side of the ledger, the Fund lost 19 basis points on its investment in SiriusXM Holdings Inc., our only "broken deal" of the quarter, which is still in the portfolio (see discussion below). The next largest detractor from performance, Noble Corporation, in the process of spinning off its offshore drilling business, cost 11 basis points, due to a negative mark-to-market towards the end of the quarter. As often happens, our macro portfolio hedge cost us some money but we are happy to spend the 6 basis points expense in order to own some downside protection in order to potentially reduce volatility and risk.

As mentioned, Verizon's completed $130 billion transaction to purchase the remaining 45% of Verizon Wireless from its partner, Vodafone Plc, was the Secretariat of completed transactions in the past quarter. Following far behind, yet no Sham, was Thermo Fisher Scientific's $15 billion acquisition of biotech diagnostics specialist Life Technologies Corp. The show horse this quarter, hailing from Canada, was pharmacy chain Shoppers Drug Mart, which was acquired by fellow Canadian grocer Loblaw Companies for the low low price of $12.2 billion. American Realty Capital Properties' $10.4 billion purchase of Cole Real Estate Investments, Community Health Systems' acquisition of Health Management Associates for $7.4 billion, and PVR Partners L.P., which was purchased by Regency Energy Partners L.P, rounded out the pack.

A veritable United Nations of deals and proposals with varying structures were announced during the quarter. Twenty-two deals, of which 14 were in the U.S., warranted inclusion in the portfolio. The largest transaction, wherein

[2] As of 3/31/2014 the three-year trailing standard deviation for The Merger FundVL was 3.27% versus 12.47% for the S&P 500 Index and 14.04% for the MSCI World Index.



Forest Laboratories, Inc. is to be acquired by Dublin-based Actavis plc for $25 billion, is an example of a controversial current merger strategy called a tax inversion, in which the U.S.-based party to the transaction re-domiciles for tax purposes in the offshore location of the other party in order to take advantage of a more favorable corporate tax rate.

This structure has been popular lately in the pharmaceutical industry, where many American companies are merging with European counterparties, a tactic especially attractive for U.S. companies with significant earnings and cash stockpiles held offshore. Although controversial, it is currently legal but likely to spur continued debate about U.S. corporate tax policies and rates, which are among the highest in the developed world.

The second-largest deal, not yet closed, is the minority buyout offer by Volkswagen AG (which controls two-thirds) to acquire the remaining one-third of Sweden's $24 billion market value truck maker Scania AB.

Another large potential transaction, publicly announced, but apparently temporarily shelved, was the bid by Liberty Media Corporation to buy satellite radio provider SiriusXM Holdings in a $23 billion transaction. This deal was our only terminated transaction of the quarter. Liberty Media, which owns approximately 53% of SiriusXM, had proposed a stock-for-stock transaction to purchase the remainder of the company, but then abandoned the offer before an agreement with Sirius XM's special committee could be reached. Apparently, Liberty instead planned to recapitalize and issue several share classes of tracking stock which would individually represent its various businesses. In an interesting comment at the time, Liberty claimed, "we expect to complete the creation of the new tracking stocks by the third quarter. In light of the tracking stock distribution, our offer for SiriusXM is no longer applicable. Depending on market conditions, we look forward to further discussions with the SiriusXM special committee."[3] We therefore presume that any future proposal would provide shares of newly issued tracking stock rather than Liberty common stock.

Other new positions in the portfolio included Bayer AG's agreement to acquire Norway's Algeta ASA for $2.6 billion, the acquisition of Beam Inc. by Suntory Holdings Ltd. (Japan) for $13 billion; and another deal by a John Malone-controlled company involving a European target, Ziggo NV, the largest cable television company in the Netherlands, which will be purchased by Liberty Global plc. In yet another cross-border transaction, Foster Wheeler AG, a Swiss company with significant operations in the U.S., agreed to be acquired by UK's AMEC PLC. Two other interesting new positions involved the sale by Finland's Nokia Oyj, famous for its cellphone handsets, of its entire device and services business to Microsoft for $7.5 billion and the soap opera pursuit of The Men's Wearhouse, Inc. by smaller Jos.A.Bank Clothiers, Inc. This saga mercifully ended when The Men's Wearhouse deployed the rarely used but always fun to talk about "Pac Man Defense" whereby the target turns the tables and makes a bid for the hostile would-be acquirer. In this case, Men's Wearhouse was a larger and better-funded company, and Jos.A.Bank ultimately capitulated and agreed to be bought in a transaction valued at $1.6 billion.

The positive performance of acquirers' stock prices upon deal announcement has been a tailwind for the recent uptick in merger activity. In an encouraging reversal of long-term trends, recent transactions have been received enthusiastically by investors. Merrill Lynch found that in the U.S. in 2013, shares of acquiring companies outperformed the broader market. According to Dealogic, in 2014 so far, buyers' shares have increased an average of 4.6% the day after the deal's announcement. That is the highest post-announcement increase since Dealogic began tracking this data in 1995. Approximately 72% of publicly announced deals greater than $1 billion in value were followed by gains in the stock prices of the buyers, up from 60% in the prior quarter, and compared with a seven-year average of 50%.[4] In contrast, from 1996 through 2011, the acquirers' shares fell 1.4% the day after a takeover was announced. The implications are two-fold: companies will be more comfortable structuring transactions if they believe that the positive re-rating of participants will continue and moreover, target companies will continue to be less reluctant to accept stock in payment for a transaction if they believe it will retain or increase value. This trend is already under way.

3 http://ir.libertymedia.com/releasedetail.cfm?ReleaseID=832655
4 Reuters Dealtalk, April 14, 2014 "Investors support Deals Spree, Happy to see U.S. Companies Buy Growth"


Target companies are buying into the re-rating logic and have accepted, even demanded, to receive all or some stock in a transaction. During the levered M&A boom of 2007, all-cash acquisitions accounted for 76% of transactions, whereas in 2014 so far, only 47% have been paid for with cash, the lowest level since 2001. All-stock deals, however, accounted for 19% of activity this year compared to 8% in 2007. The remaining transactions have been structured as cash-and-stock deals. Accounting for approximately one third of the activity, mixed consideration is almost 10% higher than any year on record and well above 2007's 14% level.[5]

We view the uptrend in mixed considerations positively. It signals an end to the post-recession period where companies were afraid to invest excess capital, and instead utilized it for share buybacks and dividend payments. The missing ingredient of the M&A soup has been CEO confidence, which appears to have returned in light of an optimistic economic outlook, significant balance sheet liquidity, and less political and fiscal uncertainty. Merrill Lynch's weekly CIO letter, dated April 1 and titled *Businesses Buying into Better Growth*, agrees with this assessment and essentially recaps the indicia we have observed in the past several quarterly letters for a sharp increase in deal activity.

In other news, corporations which have requested IRS approval to undertake a conversion into Real Estate Investment Trusts ("REITS") have begun to receive their requested rulings, after a several month-long IRS study on the subject was completed. As we have discussed in past letters, the REIT structure is a pass-through entity for tax purposes, meaning that there is no tax paid at the corporate level as long as 90% of its net income is distributed directly to shareholders. Such conversions are immediately accretive to shareholder value and the trading price of these candidates typically increased upon the announcement and then increased further upon IRS approval. Corrections Corp of America was the first company in our portfolio to receive it, last year, followed this year by Lamar Advertising and CBS Outdoor. Conversions still pending include Equinix, a datacenter and co-location provider; Iron Mountain Inc., an information management and storage company; Geo Group Inc.; and Oil States International Inc.

Along with merger transactions and REIT conversions, companies have found other ways to add value to shareholders through balance-sheet optimization. Many large corporations have streamlined their operations via restructurings which include spin-offs, split-offs and division sales. The theory is that shareholder value would be created through a focus on core business lines, and such separations would mitigate the "conglomerate discount" the public markets often impose on such business structures. Activist shareholder activity has added pressure on management to perform such recapitalizations. Additionally, we continue to expect low interest rates and approximately $1 trillion in uncommitted capital to drive continued private equity activity in 2014.

As our investors may be aware, Westchester Capital now manages a total of four SEC-registered mutual funds. On the more conservative end of the spectrum, we have The Merger Fund® and its insurance-dedicated counterpart, The Merger Fund VL (for Variable Life and Annuity investors); moving up the ladder modestly in terms of both potential volatility and return is the Dunham Monthly Distribution Fund (which we manage as a sub-adviser), which provides an alternative market-neutral profile to The Merger Fund® with an income-oriented slant; and as of this year, we offer a slightly more aggressively-positioned fund with a broad investment mandate, the WCM Alternatives: Event-Driven Fund (symbol: WCEIX). It is a complementary product to our other vehicles, which invests in the more dynamic event-driven space. WCEIX's mandate is broader than either The Merger Fund® or the Dunham Fund. It will not provide a monthly distribution, and will be positioned to potentially provide higher returns along with a possible higher standard deviation. We have developed this product in response to investor requests, and we view this as a natural progression to diversify our product offerings within the liquid, alternative investment space. We are available at your convenience should you wish to explore any of our products further.

[5] *Financial Times*, April 28, 2014 "M&A Spree has hallmarks of the Real Deal"


As usual, quarterly statistical summaries are provided within two weeks of the end of the quarter, approximately one month prior to the release of the quarterly letter. They are available electronically and we would be happy to arrange for an automatic email as soon as the data becomes available. Going forward, we will generate a single letter for the Westchester Funds family that will include performance as well as commentary. We welcome your comments and suggestions.

Have a great summer, and we look forward to providing additional updates as warranted. Please do not hesitate to contact us if you need anything.

Roy Behren

Mike Shannon



## *IMPORTANT DISCLOSURES*

*Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959 or contact your financial advisor. Please read it carefully before investing.*

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

**Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may increase the transaction costs to the Fund, which could impact the Fund's performance. The purpose of the short sale is to protect against a decline in the market value of the acquiring company's shares prior to the acquisition completion. However, should the acquisition be called off or otherwise not completed, the Fund may realize losses on both its long position in the target company's shares and it short position in the acquirer's shares.**

References to other mutual funds do not construe an offer of those securities.

The Merger Fund VL is available through variable products offered by third-party insurance companies. The views expressed are as of May 12, 2014 and are a general guide to the views of Westchester Capital Management. The views expressed are those of the fund manager, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **Citi 6-Month T-Bills** measures monthly return equivalents of yield averages that are not marked to market. The Six-Month Treasury Bill Indexes consist of the last three six-month Treasury bill issues. The indices are unmanaged and not available for direct investment. **The HFRX Absolute Return Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in corporate transaction. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; A **basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **Alpha** is a measure of performance on a risk-adjusted basis. Alpha takes the volatility (price risk) of a mutual fund and compares its risk-adjusted performance to a benchmark index. The excess return of the fund relative to the return of the benchmark index is a fund's alpha.

This commentary may include statements that constitute "forward-looking statements" under the U.S. Securities laws. Forward-looking statements include, among other things, projections, estimates, and information about possible or future results, market or regulatory developments. The views expressed above are not guarantees of future performance or economic results and involve certain risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from the views expressed herein. The views expressed above are subject to change at any time based upon economic, market, or other conditions and no obligation to update the views expressed herein is undertaken. Any discussions of specific securities should not be considered a recommendation to buy or sell those securities. The views expressed herein (including any forward-looking statement) may not be relied upon as investment advice or as an indication of trading intent.



Westchester Capital
FUNDS

# 2014

# Q2 Quarterly Review

| | Share class | Ticker | Morningstar Category | OVERALL Morningstar Rating™ |
|---|---|---|---|---|
| **The Merger Fund®** | Investor | MERFX | Market Neutral NE | ★★★★ Out of 94 market neutral funds as of 6/30/2014 |
| | Institutional | MERIX | | |
| **The Merger Fund VL** | Insurance Dedicated Fund | MERVX | Market Neutral NE | |
| **Event Driven Fund** | Institutional | WCEIX | Market Neutral NE | |

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950



Westchester Capital FUNDS

Q2 2014 Quarterly Review

2 | Page

## STANDARDIZED PERFORMANCE SUMMARY
### As of June 30, 2014

| | |
|---|---|
| **Total Firm AUM:** | **$6.0 billion** |
| Strategy Assets: | |
| Merger Arbitrage[1] | $5.7 billion |
| Multi-Event[2] | $283.3 million |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Merger Arbitrage** | YTD | 1 YR | 3 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[3] | Expenses Before Investment Related Expenses[4] | Performance Inception | Fund AUM |
| The Merger Fund (Investor) | 2.87 | 6.25 | 2.95 | 3.76 | 3.77 | 6.79 | 1.65% | 1.52% | 1.26% | 01/31/1989 | $5.3 b |
| The Merger Fund (Institutional) | 2.94 | n/a | n/a | n/a | n/a | 2.56 | 1.48% | 1.35% | 1.09% | 08/01/2013 | $306 m |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insurance Dedicated Funds** | YTD | 1 YR | 3 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[5] | Performance Inception | Fund AUM |
| The Merger Fund VL | 2.93 | 6.52 | 2.22 | 4.00 | 5.96 | 5.94 | 3.00 | 1.69 | 1.40 | 05/24/2004 | $23 m |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Multi-Event** | YTD | 1 YR | 3 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[6] | Performance Inception | Fund AUM |
| Event Driven Fund | 5.10 | n/a | n/a | n/a | n/a | 5.10 | 2.51 | 1.98 | 1.74 | 01/02/2014 | $7.5 m |

*YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. Short term performance, in particular, is not a good indication of WCEIX's future performance, and an investment should not be made based solely on returns.*

[1]Includes USD 87.0 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor; [2]includes USD 275.8 million in sub-advised funds. [3]Expense ratios are as of a fund's most recent prospectus. Prospectus dates vary among funds. For The Merger Fund, expense ratios are as of the April 30, 2014. The Advisor has agreed to reduce its management fee until April 29, 2015. For The Merger Fund VL, expense ratios are as of the April 28, 2014 prospectus. For the Event-Driven Fund, expense ratios are as of the December 11, 2013 prospectus. [4]Investment related expenses include acquired fund fees and expenses, interest expense, and borrowing expense and dividend expense on securities sold short. [5]The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 27, 2015 except that it may be terminated by the Board of Trustees at any time. [6]Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.74%. The expense limitation is expected to apply until December 3, 2014, except that it may be terminated by the Board of Trustees at any time.

| MARKET INDICES | YTD | 1 YR | 3 YR | 5 YR | 10 YR |
|---|---|---|---|---|---|
| Morningstar Category Average: Market Neutral | 0.70% | 2.77% | 1.13% | 1.58% | 1.94% |
| Barclays Aggregate Bond Index | 3.92% | 4.38% | 3.67% | 4.87% | 4.94% |
| MSCI World Index | 6.52% | 24.71% | 12.45% | 15.62% | 7.84% |
| S&P 500 Index | 7.14% | 24.61% | 16.58% | 18.83% | 7.78% |
| HFRX Merger Arbitrage Index | 0.90% | 3.12% | 0.87% | 2.69% | 4.33% |



Dear Shareholder,

In the interests of investor convenience and ease of analysis, going forward we will produce a combined quarterly review of our strategies. We will attempt to succinctly provide a performance summary, together with brief manager commentary and outlook. Your suggestions and observations during this transition are welcome. Given recent trends of regulatory (FINRA) review and guidance on investor communications, we expect that these will be shorter and (performance permitting) sweeter than past letters. As always, we will make ourselves available to answer any questions or address subjects that are of interest to our investors.

As reflected on the previous page, all of our funds provided positive performance during the quarter, with The Merger Fund® ("MERFX") producing its 83rd positive quarter out of 102 since inception. Our new Event Driven Fund ("WCEIX") broke out of the gates quickly with gains in each of its inaugural quarters. Our YTD returns (MERFX +2.87%, WCEIX +5.10%) once again compare favorably with our peers, out-performing, for example, both the Morningstar Market Neutral Category Average, which gained 0.70%, and the HFRX Merger Arbitrage Index, which is up 0.90%.

We are only halfway through the year and corporate transaction activity has changed markedly. The stock market has resumed its march upward and merger and acquisition ("M&A") activity has exploded. Despite negative revisions to first-quarter GDP, Fed tapering and Mideast and Ukraine turmoil, equities continued higher with both the S&P 500 and MSCI World indices up over 5% in Q2 2014 alone.[1] Accordingly, the biggest detractor from performance for our funds this quarter was our macro hedge, which cost anywhere from 16 to 20 basis points.

Bond yields unexpectedly declined in the first half of the year, lifting most fixed income sectors in Q2, including the Barclays Aggregate Bond Index, which rose 2.04%. It appears, however, that record investor flows into bond funds, starting in 2007, have begun to wane. In fact, we have heard from investors who are repositioning portions of their fixed income allocations to hedge against a potential rise in rates. This appears prudent and timely given the recent comments by the central bank suggesting that if the labor market continues to improve more quickly than anticipated, then increases in the federal funds rate may occur sooner than currently envisioned. Setting aside policy issues, an investor should consider whether an increase in rates could potentially damage a fixed income portfolio. As discussed in prior letters, unlike fixed-rate bonds, which invariably trade lower as rates rise, absolute-return strategies have historically been positively correlated with interest rates, creating an expectation of increased returns as rates move up.[2] Thus, absolute return strategies, such as ours, are often considered as a natural hedge to rising interest rates.

Whether equities continue up or correct sharply, the success of our investments is dependent upon the completion of the corporate transaction in which we have invested. Our beta continues to be sub-0.20 for our merger arbitrage vehicles and approximately 0.25 for the event-driven funds that we manage.

---

1   Source: BofAML Global Research
2   While we do not position our portfolio to have directional exposure to either stocks or bonds, there tends to be a correlation between the risk-free investment rate (such as treasury bills), also known as the cost of capital, and the performance of absolute-return strategies such as merger arbitrage. High-quality arbitrage spreads on announced merger transactions offer rates of return which are comprised of a spread, known as a risk premium, over the cost of capital, to account for the potential risk of investing in mergers. Therefore, the strategy is naturally positioned in the event that, were interest rates to rise, investments such as ours, with an embedded risk component, would need to provide a greater return than a risk-free investment, and market forces would consequently drive prices to accommodate this dynamic.


**STRATEGY UPDATES**

Merger Activity

By virtually any metric, we can finally say that M&A activity is booming. In past letters, we have discussed the financial tinder that could fuel an M&A bonfire[3], but it looks as if the match has finally been lit. According to Dealogic, global deal volume reached $1.83 **TRILLION** in the first half of this year, up from $1.3 trillion year-over-year, which is the highest first-half level since pre-financial crisis 2007.

Some other interesting statistics courtesy of Dealogic's Global M&A Review:

- Volume from $10 billion+ deals totaled $368.2 billion in Q2 2014, almost five times the $74.1 billion announced in Q2 2013 and the highest quarterly volume since Q2 2007.

- Global cross-border M&A totaled $598.6 billion in H1 2014, up 76% vs H1 2013, which was a 34% share of global M&A, the highest share since 2008. (This says to us that Europe, which had lagged the U.S., is starting to gather confidence and visibility, which portends well for increased deal activity).

- Healthcare was the leading sector, with $318.8 billion worth of transactions in the first half, which accounted for 18% of global M&A volume.

- The Technology sector transacted deals amounting to $133.1 billion, up 43% from H1 2013, which was the greatest first-half volume since 2000. The U.S. was the most targeted nation in this sector.

Other interesting nuggets from a variety of sources:

The June issue of *Bloomberg Brief: Mergers* pointed out that 38% of all deals globally, by value, have begun or become unsolicited or hostile. That is the highest level since 2008, when BHP Billiton Plc unsuccessfully bid $115 billion to acquire rival Rio Tinto Plc and InBev NV successfully launched an unsolicited bid for Anheuser-Busch Inc. The "unfriendly" rate bottomed out in 2009 below 5% as deal activity dried up. Unfriendly bids occasionally lead to bidding wars, as Tyson Foods prevailed over Pilgrim's Pride to purchase Hillshire Brands for $7.8 billion. Similarly, Time Warner Cable rebuffed interest from Charter Communications, but ultimately struck a friendly $45 billion deal with Comcast Communications.

We have also discussed the potential for private equity transactions to ramp up as well, given the capital raised over the last decade. Believe it or not, according to a study by Preqin, Ltd., private-equity firms are currently sitting on a cache of over $1 trillion, of which in excess of $400 billion has been raised for buyout transactions. Considering that this capital becomes multiplied in a leveraged buyout ("LBO") transaction there is the potential for a massive surge in public-to-private transactions. We have already seen activity and prices pick up. By dollar volume, there was $47.6 billion in LBOs in Q2, the third highest quarterly total since 2007, according to S&P. Price-wise (not to get too granular but to illustrate the point) the average cost of LBOs in Q2 was 10.2 times EBITDA (earnings before interest, taxes, depreciation, and amortization). That is well above the average cost of 8.5 times EBITDA over the past 20 years and is similar to the prices paid in the 2007 buyout boom which, as we recall, ended very badly. Accordingly, there has been a growing drumbeat of LBO practitioners advising caution and discipline. The good news for us (and you) is that once the deal is closed, we have sold our shares and have no exposure to a potentially over-levered company. The same logic applies to completed strategic deals which ultimately do not pan out, but Westchester Capital and its investors would have exited the position upon closing.

---

3   See The Merger Fund® 2013 Q2-2014 Q1 letters for discussions of low interest rates, corporate cash balances, sluggish top-line growth and excess private equity capital.

*Performance data quoted represents past performance; past performance does not guarantee future results.*

Much of this quarter's M&A activity can be characterized as "mega-deals" and, in fact, in the first 6 months of 2014 the number of $10 billion+ deals has already exceeded the full-year total in each of the last 4 years.[4]

In addition to the Hillshire Farms and Time Warner Cable deals, other interesting transactions in the quarter included Valeant Pharmaceuticals International Inc.'s hostile offer for Allergan Inc for $54.2 billion; AT&T Inc.'s agreement to buy DIRECTV, which was the largest M&A deal of the quarter with a value of $66 billion.

Tax has also become a factor in U.S. cross-border deals. This is a significant consideration in Medtronic's $43 billion proposed cash & stock acquisition of Ireland's Covidien, the largest merger in medical device history. Another large deal, wherein Forest Laboratories, Inc. was acquired by Dublin-based Actavis plc for $25 billion (which closed on July 1) is an example of a controversial merger strategy called a tax inversion, in which the U.S.-based party to the transaction re-domiciles for tax purposes in the offshore location of the counterparty in order to take advantage of a more favorable corporate tax rate. This structure has been particularly popular in the pharmaceutical industry, where many American companies are merging with European counterparties, a tactic especially attractive for U.S. companies with significant earnings and cash stockpiles held offshore. Although controversial, it is currently legal but there is heated debate about the strategy, even reaching up to the White House, where President Obama had demanded that the "loophole" be closed. Parenthetically, U.S. corporate rates are among the highest in the developed world, and major tax reform, rather than inversion-targeted legislation or an executive order, would go a long way towards removing the incentive for companies to move business and employees offshore.

An additional worthwhile observation is that shareholder reaction to recent transactions has been quite positive. In 2014, share prices of acquiring companies have gained 4.4% on average within a day of deal announcement, the highest post-announcement increase since Dealogic began tracking the data in 1995. Shareholders, frustrated with non-productive cash on balance sheets, are happy for companies to pursue mergers, acquisitions and other corporate reorganizations in the hope of improving returns through cost savings, pricing power and economies of scale. This positive feedback should encourage continued deal activity.

We are optimistic that mergers, acquisitions and other types of corporate restructurings will continue to be utilized to optimize corporate balance sheets in an improving economy.

## Portfolio Performance Summary

As mentioned above, The Merger Fund® (MERFX) returned 2.36% and, its insurance dedicated fund counterpart, The Merger Fund VL (MERVX) returned 2.27% in the second quarter, bringing their year-to date gain to 2.87% and 2.93% respectively. As in the past, the strategy exhibited roughly one-fourth the "risk" (volatility) of the S&P and one-fifth the volatility of the MSCI World Index.[5]

We held 107 investments during the quarter and experienced one terminated transaction, the attempted acquisition of U.S.-based Omnicom by its French competitor Publicis.



The Merger Fund® 15-Year Cumulative Change in Value of a $10,000 Investment

— The Merger Fund®
— S&P 500
--- HFRX Absolute Return Index

$19,597
$18,928
$14,997

This chart illustrates the performance of a hypothetical $10,000 investment made in The Merger Fund® 15-years ago. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

---

4  Citi Event Driven Monthly Snapshot, June 2014
5  As of 6/30/2014 the three-year trailing standard deviation for The Merger Fund® was 2.70% and The Merger Fund VL was 3.30 versus 12.26% for the S&P 500 Index and 13.74% for the MSCI World Index.


Believe it or not, upon termination of that transaction, Omnicom's stock rose while the acquirer' stock (which we were short) declined, unusually causing the Fund to make money upon the deal failure. Reflecting a 3:1 ratio of winners to losers, 80 of our positions contributed positively to performance and 27 positions produced negative marks-to market. We invested in 16 new situations during the quarter, and as of the end of June we held 94 positions and were approximately 97% invested.

Winners were dispersed throughout the portfolio, with the top 10 ranging in attribution from a 0.23% gain to a 0.19% gain. On the positive side of the ledger, the Fund showed nice gains last quarter on several of its arbitrage holdings, including Time Warner Cable which is undergoing a $45 billion acquisition by Comcast Corp; Hillshire Brands whose stock, as mentioned above, benefited from a fierce bidding war between two of the world's largest meat processing companies, Pilgrim's Pride Corporation and Tyson Foods, a battle eventually won by Tyson; the completed acquisition by Actavis Plc, the world's second-largest generic-drug maker by market value, of Forest Laboratories Inc. for about $25 billion; and Equinix, a datacenter and co-location provider, who received IRS approval to undertake a conversion into Real Estate Investment Trust ("REIT")[6]. The largest detractor for the quarter was our macro portfolio hedge, which cost the strategy approximately 17 basis points as the market rose 5.23% during the period. A strategy snapshot as of quarter end is as follows:

## SECTOR EXPOSURE



| | |
|---|---|
| Consumer Disc. | Energy |
| Financials | Health Care |
| Materials | Telecom |
| Industrials | Consumer Staples |
| Information Tech. | Utilities |

8.53%
7.20%
7.14%
4.14%
0.63%
11.60%
13.63%
17.18%
15.69%
14.26%

## REGIONAL EXPOSURE



| | |
|---|---|
| United States | Europe ex-U.K. |
| United Kingdom | Japan |
| Asia ex-Japan | Australia |
| Canada | |

83.34%
9.93%
3.97%
1.74%
0.57%
0.44%
0.01%

| Type of Buyer | |
|---|---|
| Strategic | 100.00% |
| Financial | 0.00% |

| By Deal Type | |
|---|---|
| Friendly | 93.33% |
| Hostile | 6.67% |

| Deal Terms | |
|---|---|
| Stock and Stub | 37.02% |
| Cash & Stock | 18.60% |
| Cash | 18.44% |
| Stock with Fixed Exchange Ratio | 12.65% |
| Undetermined* | 11.05% |
| Stock with Flexible Exchange Ratio (Collar) | 2.24% |

\* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

6 The REIT structure is a pass-through entity for tax purposes, meaning that there is no tax paid at the corporate level as long as 90% of its net income is distributed directly to shareholders. Such conversions are immediately accretive to shareholder value and the trading price of these candidates typically increased upon the announcement and then increased further upon IRS approval.

*Performance data quoted represents past performance; past performance does not guarantee future results.*


Event-Driven

## Introduction to WCM Alternatives: Event-Driven Fund

In the past several quarterly letters, we have mentioned our goal of launching a complementary strategy to The Merger Fund® which would be more aggressively positioned within the broader event-driven space. The genesis of such a fund was our many years of covering the event-driven space and our consistent identification of catalyst-driven investments with attractive risk-reward profiles. Many of these strategies were utilized while managing the Dunham Monthly Distribution Fund, a multi-strategy fund that we sub-advise for Dunham and Associates. While The Merger Fund® has historically had a small percentage of our investments in these types of corporate restructuring and reorganization transactions we increasingly found additional trades that presented uncorrelated and attractive risk/reward profiles, albeit with slightly higher volatility than preferred for our flagship fund. As a result, we launched the WCM Alternatives: Event-Driven Fund (WCEIX) on January 2, 2014. We view WCEIX as a natural extension of our desire to provide low-volatility, liquid, alternative investment solutions to investors wishing to diversify their portfolio of otherwise correlated investments.

The strategy uses the same philosophy and process as our merger arbitrage discipline but across a broader spectrum of global catalyst or "event-driven" opportunities on a more concentrated basis. Similar to merger arbitrage, the performance of event-driven investments is typically dependent upon the occurrence of an identified transaction, event, litigation, spin-off, split-off or other type of corporate reorganization whose directional exposure can be hedged or minimized; and specifically not dependent upon overall market performance or conditions. Additionally, each transaction will trade based upon individual deal dynamics which are generally not correlated to other event-driven opportunities within the portfolio.

Many of our investors have requested that we consider offering a strategy that could provide equity market diversification, yet would potentially produce higher returns with only marginally higher volatility compared to The Merger Fund®. We are optimistic that the WCM Alternatives: Event-driven Fund can deliver such a solution, as it is a natural extension of our investment process that has been in place for almost two decades.

## Portfolio Performance Summary

| Strategy | Allocations |
|---|---|
| Arbitrage | 49.09% |
| Special Situations | 32.09% |
| Non-directional Credit | 1.13% |
| Extraordinary Events | 17.69% |
| Total | 100.00% |

*Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. Every investment must be public and have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.*

As of June 30th, WCEIX posted a year-to-date return of 5.10%, was 124% invested and held 93 individual events allocated across all several categories of events. Contributors to performance included investments in Time Warner Cable (Merger Arbitrage); Lamar Advertising Corp. (REIT Conversion); American International Group (Corporate Restructuring); SiriusXM Holdings Inc. (Merger Arbitrage and Restructuring); SLM Corp. (Spin-off and Corporate Restructuring); and assorted Financial Preferred securities (Restructured due to mandatory regulatory call requirement).



## Westchester Capital
F U N D S

**Q2 2014 Quarterly Review**

We intend to continue with this helpful diversity of strategy in WCEIX. We will structure our non-merger arbitrage positions in a manner which is targeted to reduce correlation with the capital markets and limit volatility, in order to provide a risk/reward profile that is similar to our arbitrage positions. We have thus far been successful, as evidenced by the track record of the Dunham Fund and the first two quarters of WCEIX. Our strategy will often use listed options or various parts of the capital structure for hedging purposes. We anticipate that by managing the event-driven strategy in a manner, consistent with our process in our other funds, the resulting product would be located towards the conservative end of the spectrum, both from a risk and return perspective.

## OUR COMPANY

Westchester Capital now manages a total of four SEC-registered mutual funds. On the conservative end of the spectrum, we have The Merger Fund® and its insurance-dedicated counterpart, The Merger Fund VL (for Variable Life and Annuity investors); moving up the ladder modestly in terms of both historic volatility and return is the Dunham Monthly Distribution Fund (which we manage as a sub-adviser), which provides an alternative market-neutral profile to The Merger Fund® with an income-oriented slant; and as of this year, we now offer the slightly more aggressively-positioned WCM Alternatives: Event-Driven Fund (symbol: WCEIX). It is a complementary product which invests in the more dynamic event-driven space. As discussed above, WCEIX's mandate is broader than both The Merger Fund® and the Dunham Fund. It will not provide a monthly distribution, and will be positioned to potentially provide higher returns along with a possible higher standard deviation

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter, approximately one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to arrange for an automatic email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

Enjoy the rest of the summer, and we look forward to providing additional updates as warranted. Please do not hesitate to contact us if you need anything.

Roy Behren

Mike Shannon



## IMPORTANT DISCLOSURES

*Before investing in The Merger Fund® and/or WCM Alternatives: Event-Driven Fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing.*

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund as of June 30, 2014 were: Hillshire Brands Company (4.33%), Time Warner Cable Inc. (4.28%), Forest Laboratories, Inc. (3.27%), American International Group, Inc. (3.01%), Lamar Advertising Company (2.99%), Hess Corporation (2.82%), Covidien PLC (2.81%), Huntsman Corporation (2.66%), National Oilwell Varco Inc. (2.52%), Anadarko Petroleum Corporation (2.23%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of June 30, 2014 were: Hillshire Brands Company (4.16%), Time Warner Cable Inc. (4.00%), Forest Laboratories, Inc. (3.06%), Lamar Advertising Company (2.81%), American International Group, Inc. (2.77%), Covidien PLC (2.77%), Hess Corporation (2.49%), Huntsman Corporation (2.49%), National Oilwell Varco Inc. (2.40%), Anadarko Petroleum Corporation (2.13%).

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Fund nor any of its representatives may give legal or tax advice.

The views expressed are as of August 10, 2014 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of June 30, 2014, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 94 funds in the last three years, 56 funds in the last five years, and 24 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® received a Morningstar Rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. © 2014 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.



# Westchester Capital
## FUNDS

Definitions: The **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; The **Morningstar Category: Market Neutral** is an index comprised of a universe of funds with similar investment objectives. Indices are unavailable for direct investment. The **HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; A **basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index.

*The SEC does not endorse, indemnify, approve nor disapprove of any security.*

The Merger Fund® and WCM Alternatives: Event-Driven Fund are distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.



Westchester Capital
FUNDS

# 2014

# Q3+ 3(weeks) Quarterly Review

| | Share class | Ticker | Morningstar Category | OVERALL Morningstar Rating™ |
|---|---|---|---|---|
| **The Merger Fund®** | Investor | MERFX | Market Neutral NE | ★★★★ Out of 94 market neutral funds as of 9/30/2014 |
| | Institutional | MERIX | | |
| **The Merger Fund VL** | Insurance Dedicated Fund | MERVX | Market Neutral NE | |
| **Event Driven Fund** | Institutional | WCEIX | Market Neutral NE | |

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950



| Total Firm AUM: | $6.0 billion |
|---|---|
| Strategy Assets: | |
| Merger Arbitrage[1] | $5.7 billion |
| Multi-Event[2] | $308 million |

## STANDARDIZED PERFORMANCE SUMMARY
## As of September 30, 2014

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Merger Arbitrage** | YTD | 1 YR | 3 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[3] | Expenses Before Investment Related Expenses[4] | Performance Inception | Fund AUM |
| The Merger Fund (Investor) | 2.00 | 3.39 | 4.06 | 3.23 | 3.82 | 6.69 | 1.65% | 1.52% | 1.26% | 01/31/1989 | $4.3 b |
| The Merger Fund (Institutional) | 2.07 | 3.60 | n/a | n/a | n/a | 3.69 | 1.48% | 1.35% | 1.09% | 08/01/2013 | $1.3 b |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insurance Dedicated Funds** | YTD | 1 YR | 3 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[5] | Performance Inception | Fund AUM |
| The Merger Fund VL | 1.92 | 3.42 | 3.86 | 3.29 | 5.76 | 5.69 | 3.00 | 1.69 | 1.40 | 05/24/2004 | $24 m |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Multi-Event** | YTD | 1 YR | 3 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[6] | Performance Inception | Fund AUM |
| Event Driven Fund | 3.70 | n/a | n/a | n/a | n/a | 3.70 | 2.51 | 1.98 | 1.74 | 01/02/2014 | $11 m |

YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. Short term performance, in particular, is not a good indication of WCEIX's future performance, and an investment should not be made based solely on returns.

[1]Includes USD 83.2 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor; [2]includes USD 297 million in sub-advised funds. [3]Expense ratios are as of a fund's most recent prospectus. Prospectus dates vary among funds. For The Merger Fund, expense ratios are as of the April 30, 2014. The Advisor has agreed to reduce its management fee until April 29, 2015. For The Merger Fund VL, expense ratios are as of the April 28, 2014 prospectus. For the Event-Driven Fund, expense ratios are as of the December 11, 2013 prospectus. [4]Investment related expenses include acquired fund fees and expenses, interest expense, and borrowing expense and dividend expense on securities sold short. [5]The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 27, 2015 except that it may be terminated by the Board of Trustees at any time. [6]Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.74%. The expense limitation is expected to apply until December 3, 2014, except that it may be terminated by the Board of Trustees at any time.

| MARKET INDICES | YTD | 1 YR | 3 YR | 5 YR | 10 YR |
|---|---|---|---|---|---|
| Morningstar Category Average: Market Neutral | 0.70% | 1.78% | 1.47% | 1.26% | 1.91% |
| Barclays Aggregate Bond Index | 4.09% | 3.95% | 2.44% | 4.13% | 4.63% |
| MSCI World Index | 4.33% | 12.80% | 18.60% | 11.47% | 7.71% |
| S&P 500 Index | 8.34% | 19.73% | 22.99% | 15.70% | 8.11% |
| HFRX Merger Arbitrage Index | 0.76% | 1.92% | 2.26% | 2.26% | 4.37% |



Dear Shareholder,

The U.S. equity markets continued to advance in the third quarter, albeit at a slower pace, with the S&P 500 Index tacking on 1.13% during the period. The Merger Fund ("MERFX") and the WCM Alternatives: Event-Driven Fund ("WCEIX"), however, reversed course, with The Merger Fund® producing its first negative quarter in three years, ending the period ahead by 2% exactly for the year-to-date through September. Continued positive economic data reinforced investor complacency during this period. Despite increased geopolitical tension and the impending end of Federal Reserve Bank Quantitative Easing, market volatility remained relatively low…until late September.

Entering September, the CBOE Volatility Index ("VIX") stood at approximately 12%. By mid-October the VIX had more than doubled, briefly exceeding 31% and has somewhat stabilized at its current high-teens level. The VIX, often referred to as "the fear gauge," reflects expected 30-day volatility of the S&P 500. The VIX typically is inversely related to equity markets, as declining markets are viewed as more risky (or volatile) than rising markets. Sharp stock market declines often produce exaggerated VIX spikes, as negative sentiment pervades the market, as we saw in October. Indiscriminate panic-selling of investment assets, often results as investors' attempt to reduce risk.

In times like this, event-driven and market-neutral managers are not immune from negative marks-to-market. Although market movements are ultimately irrelevant to merger arbitrage investments (so long as the deal is completed), in such "risk off" environments, deal and event spreads have historically widened to reflect the additional return that investors require in order to incur the perceived increase in risk. As we have written before, event driven strategies will often have temporarily increased correlation during periods of market turbulence, and these dislocations have frequently provided us with attractive investment opportunities. Such selling in event names often causes the securities to trade inefficiently, at prices that do not accurately reflect the unchanged likelihood of transaction completion. We view these instances as occasions to add to the portfolio at discounted prices.

Examples of note include the following:

| Target | Buyer | As of early September: | | As of late October: | | |
| | | Deal Value Upon Completion (annualized)* | Market Implied Likelihood of Deal Completion** | Deal Value Upon Completion (annualized)* | Market Implied Likelihood of Deal Completion** | WCM Estimated Likelihood of Deal Completion*** |
| Tokyo Electron | Applied Materials | 31% | 75% | 66% | 37% | 80% |
| Time Warner Cable | Comcast | 10% | 75% | 21% | 59% | 85% |
| TRW | ZF Friedrichshafen | 3.90% | 93% | 12% | 79% | 94% |
| Dresser-Rand | Siemens | 3.30% | 94% | 9% | 81% | 95% |

*   Deal Value Upon Completion (annualized) represents the potential return on the investment assuming the deal is completed on the announced terms. Each transaction is subject to a number of conditions and there can be no assurance that any transaction will be completed. Potential annualized return is calculated from early September or late October, as the case may be, through the date the deal is expected to close. Tokyo Electron is expected to close on 12/31/14; Time Warner Cable 4/30/15; TRW 4/30/15; Dresser-Rand 6/30/15.

**  Market-implied likelihood of success is calculated by dividing the difference between the trading price and expected downside price in the event of deal termination, by the difference between the deal price and the expected downside in the event of deal termination. I.E.> (Trading Price-Downside Price)/(Deal Price-Downside Price)

*** The Adviser's qualitative estimate is based upon various factors such as regulatory approvals, shareholder votes, financing considerations and its assessment of the merger agreement.

*Performance data quoted represents past performance; past performance does not guarantee future results.*



The chart above illustrates our point that "plain vanilla" strategic transactions, such as TRW Automotive Holdings ("TRW") and Dresser-Rand, have experienced widening spreads, even though both deals appear to be on track and on schedule; and strategic deals that have additional potential regulatory risk, such as the Tokyo Electron (Chinese Ministry of Commerce) and Time Warner Cable (U.S. Department of Justice and Federal Communications Commission) deals spreads have widened even further. As noted, in volatile markets, market forces will often require any incremental risk to be duly compensated, driving transaction spreads wider.

The flip side of the coin is that wider spreads also cause mark-to-market losses on existing positions, as we have seen this month. Assuming deals proceed to completion, spreads should stabilize and begin to tighten, should help reverse the negative marks.

## STRATEGY UPDATES

### Merger Activity

Readers may recall our forecast of an increase in merger arbitrage activity, which we began discussing several years ago. While it may have taken a bit longer to unfold than expected, we believe we are undoubtedly in the midst of a merger juggernaut. Deal values for the first three quarters of the year are higher than the same period of 2013; 2014 is on track to be the strongest year for mergers and acquisitions (M&A) since the three-year long activity peak ending in 2008 (UBS Securities, Sept. 2014).

Volume
Deal Count
Billions
Thousands
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
10
9
8
7
6
5
4
3
2
1
0
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1
2007 Q2
2007 Q3
2007 Q4
2008 Q1
2008 Q2
2008 Q3
2008 Q4
2009 Q1
2009 Q2
2009 Q3
2009 Q4
2010 Q1
2010 Q2
2010 Q3
2010 Q4
2011 Q1
2011 Q2
2011 Q3
2011 Q4
2012 Q1
2012 Q2
2012 Q3
2012 Q4
2013 Q1
2013 Q2
2013 Q3
2013 Q4
2014 Q1
2014 Q2
2014 Q3

Companies and their boards are clearly confident—low funding costs persist, the availability of leverage is ample and, most importantly, corporate balance sheets are robust— all of which are likely to further fan the flames of the M&A bonfire going forward. The sense of confidence is apparent in the size of transactions coming to market as well. So far this year, we have seen 70 "megadeals"—those worth more than $5 billion—compared with 52 this time last year.[1] Additionally, multi-billion dollar cross-border deals, which were entirely almost absent in the past five years, have surged. This trend has been helped, at least in part, by corporate tax inversions. As discussed in our previous letter, a tax inversion is a merger strategy in which the U.S.-based party to the transaction re-domiciles for tax purposes in the offshore location of the counterparty in order to take advantage of a more favorable corporate tax rate. However, at the end of September, the Treasury Department took some initial steps to try to stem the inversion tide. It announced changes to a variety of regulations governing these transactions with the aim of reducing the incentives for U.S. companies to consider redomiciling.

While tax inversions have been one of the most-discussed topics recently, they have accounted for a relatively small proportion of overall deal volume, and it appears that such activity has been further chilled by the Treasury's recent rule-making. One of the casualties of the Treasury's actions has been the gigantic proposed $55 billion takeover of Britain's Shire Pharmaceuticals by U.S.-based AbbVie. Although the transaction was terminated after the quarter end we thought it appropriate to disclose that this unexpected blow-up cost our vehicles approximately 0.80% as of October 22 (which is already reflected in the Funds' NAVs). Other winners and losers for the quarter are reflected in the detailed statistical summary available on our website.



1 Allen & Overy M&A Index, Q3 2014

*Performance data quoted represents past performance; past performance does not guarantee future results.*

 
During the quarter, we deployed capital into several newly announced deals as well as existing transactions, ending September fully invested for the first time in several years, despite receiving proceeds from ten complete deals. Large deals which closed during the quarter include Actavis plc's $24 bln purchase of Forest Laboratories; Tyson Foods Inc.'s $8.4 bln acquisition (in a bidding war with Pilgrim's Pride) of Hillshire Brands; Roche's $7.8 bln buy of InterMune Inc., as well as the following: Questcor Pharmaceuticals (Mallinckrodt PLC) $5.7 bln, Micros Systems, Inc. (Oracle Corp) $5.1 bln, UNS Energy Corp. (Fortis Inc) $4.3 bln and several smaller transactions.

We entered 27 new positions of varying sizes during the quarter, including 7 deals with market capitalizations greater than $10 billion. These were spread throughout the globe, with targets from Germany (Bayer AG spinning off their Material Sciences business, Ireland (Shire PLC, whose agreement to be purchased by AbbVie Inc. was terminated), Brazil (Banco Santander Brasil SA being bought by Banco Santander SA), Canada (Tim Hortons, Inc. being gobbled up by Burger King Worldwide Inc.), Spain (Jazztel being acquired by France's Orange SA), and Australia (Australand Property group merging with Frasers Centrepoint Ltd. of Singapore). The current environment appears attractive, as the median arbitrage spread had moved out from mid-single digits to approximately 11% annualized since late summer. In fact, several sizable deals are trading with potentially even greater returns, if completed on current terms. As discussed, high quality transactions were thrown out with the bathwater, as a result of market turbulence stemming from global economic worries, Ebola concerns, unrest in the Middle East and European economic weakness. These macro concerns, together with mark-to-market losses, caused many arbitrageurs and event-driven managers to de-risk their portfolios and sell otherwise lower-risk positions further widening spreads.

### Portfolio Performance Summary

As alluded to above, The Merger Fund® (MERFX) gave back 0.85% and its insurance-dedicated fund counterpart, The Merger Fund VL (MERVX), lost 0.98% in the third quarter, reducing their year-to-date gains to 2.00% and 1.92% respectively.

We held 113 investments during the quarter and experienced one terminated transaction—the failed auction of Australia's SAI Global after it had received a $1.5 billion unsolicited conditional joint bid from Australia's biggest private equity firm, Pacific Equity Partners and KKR & Co. This termination cost each of our funds less than ten basis points.

While our YTD returns remained positive at 2.00% as of the end of September, The Merger Fund® produced its first negative quarterly return in three years. The prior negative quarter for the Fund occurred in the third quarter of 2011, similarly during the last significant market dislocation. It is worth noting that deal spreads recovered nicely during the following 12-month period, and the Fund resumed to its historical absolute return posture, posting a 5.21% return, more than recouping the mark-to-market losses experienced during the downturn. Overall, our YTD returns (MERFX +2.00%, WCEIX +3.70%) again compare favorably with our peers, out-performing, for example, both the Morningstar Market Neutral Category Average, which gained 0.70%, and the HFRX Merger Arbitrage Index, which is up 0.76%. Both the S&P 500 and MSCI World Indices ended the quarter up 8.34% and 4.34% respectively for the year-to-date—however, the volatility associated with those returns continues to be almost five times that of The Merger Fund®.[2]

Whether equities resume their upward trajectory or not, the success of our investments continues to be principally dependent upon the completion of the corporate transactions in which we have invested. Our three year beta, which includes market downturns, continues to be sub 0.20 for our merger arbitrage vehicles and approximately 0.25 for the event-driven funds that we manage.

2   As of 9/30/2014 the three-year trailing standard deviation for The Merger Fund® was 2.31% versus 10.57% for the S&P 500 Index and 11.71% for the MSCI World Index.



Over 20+ years of market cycles, with similar dislocations (and subsequent buying opportunities) we have tended to stay the course and, in times like these when many of our investor peers are selling, we have remained disciplined, positioning our shareholders for potential long-term success.

## SECTOR EXPOSURE



10.58%
9.38%
8.73%
8.20%
5.47%
1.80%
0.34%
14.67%
14.86%
25.97%

- Consumer Disc.
- Energy
- Financials
- Telecom
- Consumer Staples
- Health Care
- Materials
- Information Tech.
- Industrials
- Utilities

## REGIONAL EXPOSURE



79.86%
13.72%
2.07%
1.74%
1.57%
0.59%
0.31%
0.14%

- United States
- United Kingdom
- Japan
- Australia
- Europe ex-U.K.
- Canada
- Asia ex-Japan
- South America

| Type of Buyer | |
|---|---|
| Strategic | 100.00% |
| Financial | 0.00% |

| By Deal Type | |
|---|---|
| Friendly | 94.84% |
| Hostile | 5.16% |

| Deal Terms | |
|---|---|
| Cash | 27.20% |
| Stock and Stub | 26.10% |
| Cash & Stock | 22.19% |
| Stock with Fixed Exchange Ratio | 10.82% |
| Undetermined* | 9.56% |
| Stock with Flexible Exchange Ratio (Collar) | 4.13% |

\* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Event-Driven

### Portfolio Performance Summary

| Strategy | Allocations |
|---|---|
| Arbitrage | 50.31% |
| Special Situations | 29.07% |
| Non-directional Credit | 2.41% |
| Extraordinary Events | 18.21% |
| Total | 100.00% |

*Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. Every investment must be public and have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.*

In conjunction with arbitrage spreads widening, popular restructuring and event-driven trades were affected as well. WCEIX was caught in the current, as it declined 1.33% for the quarter, leaving its gain as of September 30 at 3.70%. As with The Merger Fund®, WCEIX was impacted by the widening of spreads and we opportunistically increased position sizes in our highest conviction names. Event positions of note include Hertz's spin-off of its equipment rental business; Hess Corp.'s separation via MLP of its Bakken mid-stream assets; eBay's spin-off of



Paypal; Energy Futures Holdings (a fully-secured, currently accruing fixed income investment with a make-whole payment upon bankruptcy emergence); Vivendi SA in the process of divesting the majority of its telecommunication holdings; and Occidental Petroleum Corp., spinning off its California assets (California Resources Corp). As mentioned in the previous letter, our Event strategy will often use listed options or various parts of the capital structure for hedging purposes. We anticipate that by managing the event-driven strategy in a manner consistent with our firm-wide investment process, the resulting product would be located towards the conservative end of the spectrum, both from a risk and return perspective. Accordingly, our focus will continue to be on risk-adjusted, rather than notional returns.

## OUR COMPANY

Westchester Capital now manages a total of four SEC-registered mutual funds. On the conservative end of the spectrum, we have The Merger Fund® and its insurance-dedicated counterpart, The Merger Fund VL (for Variable Life and Annuity investors); moving up the ladder modestly in terms of both historic volatility and return is the Dunham Monthly Distribution Fund (which we manage as a sub-adviser), which provides an alternative market-neutral profile to The Merger Fund®, with an income-oriented slant; and as of this year, we now offer an institutional class of the WCM Alternatives: Event-Driven Fund (symbol: WCEIX). It is a complementary product which invests in the more dynamic event-driven space. As discussed above, WCEIX's mandate is broader and more aggressively positioned than either The Merger Fund® or the Dunham Fund. It will not provide a monthly distribution, and will be positioned to potentially provide higher returns along with a possible higher standard deviation.

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter, approximately one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to arrange for an automatic email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

As always, we are available to answer any questions or address topics of interest to our investors.

Roy Behren

Mike Shannon

## IMPORTANT DISCLOSURES

*Before investing in The Merger Fund® and/or WCM Alternatives: Event-Driven Fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing.*

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund as of September 30, 2014 were: Covidien PLC (4.51%), Time Warner Cable Inc. (4.41%), DIRECTV (4.33%), Allergan, Inc. (4.10%), TRW Automotive Holdings Corp. (4.02%), Concur Technologies, Inc. (3.51%), Shire PLC (3.48%), American International Group, Inc. (2.96%), B/E Aerospace, Inc. (2.86%), Lamar Advertising Company (2.76%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of September 30, 2014 were: Visteon Corporation (4.65%), Covidien PLC (4.25%), Time Warner Cable Inc. (4.17%), DIRECTV (4.08%), TRW Automotive Holdings Corp. (3.91%), Allergan, Inc. (3.82%), Concur



Technologies, Inc. (3.49%), Shire PLC (3.29%), B/E Aerospace, Inc. (2.79%), Dresser-Rand Group (2.62%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives Event-Driven Fund as of September 30, 2014 were: Allergan, Inc. (4.93%), Covidien PLC (4.82%), Time Warner Cable Inc. (4.80%), DIRECTV (4.76%), Lamar Advertising Company (4.34%), Concur Technologies, Inc. (3.95%), Huntsman Corporation (3.85%), B/E Aerospace, Inc. (3.79%), Hudson City Bancorp, Inc. (3.79%), Shire PLC (3.76%).

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Fund nor any of its representatives may give legal or tax advice.

The views expressed are as of October 22, 2014 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of September 30, 2014, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 100 funds in the last three years, 58 funds in the last five years, and 26 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® received a Morningstar Rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. © 2014 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Definitions: The **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; The **Morningstar Category: Market Neutral** is an index comprised of a universe of funds with similar investment objectives. Indices are unavailable for direct investment. The **HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; A **basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index.

*The SEC does not endorse, indemnify, approve nor disapprove of any security.*

The Merger Fund® and WCM Alternatives: Event-Driven Fund is distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.



Westchester Capital
FUNDS

# 2014

# Q4 Quarterly Review

| | Share class | Ticker | Morningstar Category | OVERALL Morningstar Rating™ |
|---|---|---|---|---|
| **The Merger Fund®** | Investor | MERFX | Market Neutral NE | ★★★★ Out of 110 market neutral funds as of 12/31/2014 |
| | Institutional | MERIX | | |
| **The Merger Fund VL** | Insurance Dedicated Fund | MERVX | Market Neutral NE | |
| **Event Driven Fund** | Institutional | WCEIX | Market Neutral NE | |

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950

## STANDARDIZED PERFORMANCE SUMMARY
## As of December 31, 2014

| Total Firm AUM: | $5.8 billion |
|---|---|
| Strategy Assets: | |
| Merger Arbitrage[1] | $5.5 billion |
| Multi-Event[2] | $296.7 million |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Merger Arbitrage** | QTD | YTD | 1 YR | 3 YR | 5 YR | Life | Gross Expense Ratio | Net Expense Ratio[3] | Expenses Before Investment Related Expenses[4] | Performance Inception | Fund AUM |
| The Merger Fund (Investor) | -0.56 | 1.43 | 1.43 | 2.88 | 2.74 | 6.60 | 1.65% | 1.52% | 1.26% | 01/31/1989 | $4.1 b |
| The Merger Fund (Institutional) | -0.43 | 1.63 | 1.63 | n/a | n/a | 2.71 | 1.48% | 1.35% | 1.09% | 08/01/2013 | $1.3 b |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insurance Dedicated Funds** | QTD | YTD | 1 YR | 3 YR | 5 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[5] | Performance Inception | Fund AUM |
| The Merger Fund VL | -0.54 | 1.37 | 1.37 | 2.58 | 2.78 | 5.50* | 3.00 | 1.69 | 1.40 | 05/24/2004 | $23 m |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Multi-Event** | QTD | YTD | 1 YR | 3 YR | 5 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[6] | Performance Inception | Fund AUM |
| Event Driven Fund | 0.16 | 3.87 | 3.87 | n/a | n/a | 3.87 | 2.51 | 1.98 | 1.74 | 01/02/2014 | $13 m |

** Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund.*

*YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. Short term performance, in particular, is not a good indication of WCEIX's future performance, and an investment should not be made based solely on returns.*

[1]Includes USD 81.7 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor; [2]includes USD 285 million in sub-advised funds. [3]Expense ratios are as of a fund's most recent prospectus. Prospectus dates vary among funds. For The Merger Fund, expense ratios are as of the April 30, 2014. The Advisor has agreed to reduce its management fee until April 29, 2015. For The Merger Fund VL, expense ratios are as of the April 28, 2014 prospectus. For the Event-Driven Fund, expense ratios are as of the December 11, 2013 prospectus. [4]Investment related expenses include acquired fund fees and expenses, interest expense, and borrowing expense and dividend expense on securities sold short. [5]The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 27, 2015 except that it may be terminated by the Board of Trustees at any time. [6]Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.74%. The expense limitation is expected to apply until April 30, 2016, except that it may be terminated by the Board of Trustees at any time.

| MARKET INDICES | QTD | YTD | 1 YR | 3 YR | 5 YR | 10 YR |
|---|---|---|---|---|---|---|
| Morningstar Category Average: Market Neutral | -0.43% | 0.76% | 0.76% | 1.44% | 1.25% | 1.89% |
| Barclays Aggregate Bond Index | 1.78% | 5.94% | 5.94% | 2.66% | 4.46% | 4.71% |
| MSCI World Index | 1.12% | 5.50% | 5.50% | 16.13% | 10.81% | 6.61% |
| S&P 500 Index | 4.93% | 13.69% | 13.69% | 20.41% | 15.45% | 7.67% |
| HFRX Merger Arbitrage Index | 1.43% | 2.19% | 2.19% | 2.38% | 2.12% | 4.14% |
| HFRX Event Driven Index | -5.45% | -4.06% | -4.06% | 5.00% | 2.34% | 1.95% |



Fellow Shareholders,

The final quarter of 2014 was unusual in many respects. U.S. equities were again the best performing asset class for the quarter but realized volatility spiked significantly.[1] During the 4th quarter, the S&P 500 dropped almost 10% at one point, but managed to rally back to finish the quarter ahead by 4.93%. With the S&P 500 tacking on 32% in 2013 and having nearly tripled since the market bottom in March 2009, many expected muted or even negative returns in 2014. Confounding the experts once again, Morningstar calculated that the S&P 500 Index outperformed 80% of active managers in 2014, rising 13.69% and capping three years of consecutive double-digit returns for the Index—the first time since 1995-1999.

Investors similarly expected a rough time for U.S. Treasuries and other rate-sensitive instruments as the Fed began tapering its bond-buying program. Many had predicted that U.S. interest rates had bottomed and there was only one direction left to go—higher. However, somebody switched the script and rates sunk even lower during 2014, with the 10-year ending the year at 2.17%, down from 3.0% a year earlier (note: rates have dropped further as of the date of this letter, astoundingly bringing the 10-year yield to sub-1.8%). As we know, bonds gain value when rates sink, so the Barclays Aggregate Bond Index was a beneficiary, returning 1.78% for the quarter and 5.94% for the year.

Hedge fund strategies, on the other hand, diverged from equity and fixed income performance. The HFRX Merger Arbitrage Index and HFRX Event-Driven Index significantly underperformed major equity benchmarks, causing some pundits to question the value proposition for alternative investments. The spurious comparison between equity market and alternative investments is easy to make but it is important to keep things in perspective. Alternative investments often use short positions and portfolio hedges to try to minimize volatility and maximize risk-adjusted returns. Investors should not be looking for alternative strategies to beat the S&P, but instead to diversify their traditional equity and bond exposure with a complementary risk/return profile. They should be viewed as a tool to help hedge the volatility that may accompany directional investing. We like to think of it as deflating the ball a little—it might not travel as far, but it will be easier to catch.

In any event, with increased equity volatility and global macroeconomic developments including energy volatility, Middle East unrest, and European economic sluggishness all potentially adding risk, 2015 could be a critical period for liquid alternatives to demonstrate their value. We have successfully navigated these types of periods before and hope to be considered as a manager who is positioned to weather the anticipated capital market turbulence.

## STRATEGY UPDATES

### Merger Activity

2014 was a busy year for strategic corporate events as a surge in boardroom confidence, continued low interest rates, and a rising stock market resulted in the highest level of deal-making since 2007. As discussed in our prior letter, this trend began in late 2013, as companies began to explore various types of transactions in addition to run-of-the-mill (referred to in the hedge fund community as "plain vanilla") mergers. Activist investors (at both the buyer and the target company) acted as kerosene on the fire. Investors rewarded companies that opportunistically deployed capital in mergers or even split themselves into independent entities. A metric called deal value creation (which tracks stock price movements before and after deal announcements to measure shareholder value that has been created) recently hit an all-time high with over 80% of acquiring company stock prices reacting positively after announcement.[2]

Merger activity picked up in 2014 and the size of transactions followed suit, with the big getting bigger as some of the world's giant corporations rolled up large competitors, from Comcast Corp.'s $68 billion deal for Time Warner Cable Inc. in the first quarter to last month, when Halliburton Co. and Actavis Plc announced a combined $100 billion

1 The VIX hit a low of 10.33 on July 3 and tripled to a high of 31.05 on October 15.
2 MKM Partners, Event-Driven Research: Weekly Report, December 5, 2014

*Performance data quoted represents past performance; past performance does not guarantee future results.*



in takeovers on the same day. In fact, megadeals dominated the scene with approximately 94 deals worth more than $5 billion each, an 81% increase over 2013.[3] Mel Brooks would certainly appreciate the current environment.



ENGULF & DEVOUR
OUR FINGERS ARE IN EVERYTHING

Among public deals with an equity value of $400 million or greater (our typical universe of deals) the average size was $7.1 billion, well ahead of the previous record of $5.2 billion in 1998.[4] The re-emergence of megamergers has been accompanied by increased volatility, which have widened deal spreads. Average transaction spreads increased throughout the year from approximately 3% in Q1 to over 7% in Q4, reflecting not just increased risk but increased risk aversion by investors. Many large deals encountered challenges from antitrust scrutiny, to oil price concerns, to the government's battle against tax inversion transactions (re-domiciling offshore)—sometimes resulting in terminated or delayed transactions. The most glaring example is AbbVie Inc.'s decision to walk away from its $55 billion purchase of Shire Plc in October after the U.S. Treasury proposed rules limiting the attractiveness of inversions. Ironically, we and most other arbitrage/event managers thought that the Shire deal was highly likely to successfully complete. The merger agreement was tight and AbbVie management went out of their way to emphasize that the transaction was highly strategic and not merely driven by the tax benefits of moving offshore. Unfortunately the Treasury department's bluster and proposed rulemaking made management nervous about possible additional shoes to drop. Many event-driven funds were caught in the carnage, some of which ended the year with negative performance even as equities surged.

According to a recent Reuters article, "Following the Shire deal collapse, merger arbitrage spreads, or the difference between a company's share price and the price at which it may be bought, …. widened by 2.5 percent on average as a number of hedge funds liquidated positions, presenting an investment opportunity for others."[5] Additionally, equity investors were caught in two mini-corrections, dropping the S&P 500 Index by almost 8% in October and 5% in December. As discussed in our Q3 letter, we were able to utilize the increased volatility by adding to our highest-conviction investments, benefiting from our diversification discipline and measured approach. Our conservative nature caused us to be smaller than most of our peers in the Shire transaction, but by living to fight another day, we were able to avoid a year-destroying drawdown and deploy capital set aside for market and arbitrage dislocations.

We are optimistic that merger and acquisition ("M&A") activity will continue to rebound, as it appears that the deal pipeline is as full as the world's current oil pipeline.

**Portfolio Performance Summary**

The Merger Fund® ended the year ahead by 1.43%, after losing money for only the 21st time in 104 quarters. The Merger Fund VL, its insurance-dedicated fund counterpart, gave back 0.54% finishing the year up 1.37%.

The Fund ended the year 95% invested and held positions in approximately 106 deals, with one broken deal during the quarter—the collapse of UK drugmaker Shire's acquisition of U.S. peer AbbVie, discussed above. We added 14 new positions in Q4, including deals in Canada (Brookfield Residential Properties Inc. being bought by majority-owner Brookfield Asset Management Inc.), France (Lafarge SA acquisition by Holcim Ltd.) and Germany (E.ON SE's public spin-off of its Power Generation, Global Energy Trading, and Exploration assets). Deal market

3 Allen & Overy, M&A Index | 2014
4 US M&A Review: 2014 and 4Q 2014, UBS
5 Reuters, Scuttled deals worth $580 billion put hedge funds on back foot, November 13, 2014



**Westchester Capital**
FUNDS

**Q4 2014 Quarterly Review**

capitalizations varied from the $650 mm purchase of QEP Midstream Partners, LP to the $28 bln acquisition of oil service company Baker Hughes Inc. by Halliburton Co. Seven deals were in excess of $5 bln, including E.ON ($34 bln USD), Baker Hughes ($28 bln), Lafarge ($19.8 bln USD), CareFusion Corp/Becton Dickinson and Co. ($11.5 bln), Cubist Pharmaceuticals, Inc./Merck &CO., Inc. ($7.7 bln), and Covance Inc./Laboratory Corp. of America ($5.7 bln). Additionally, a legacy position for our funds and the largest deal by far was Actavis Plc's $67 bln purchase of Allergan Inc., announced in November in a successful defensive maneuver by Allergan against a hostile bid from the Valeant Pharmaceuticals/Pershing Square group.

The Fund benefited from its wide diversification. Although 32 positions produced negative marks, winners outnumbered losers by a 2:1 ratio. Aside from the Fund's 98 basis point loss in Shire, the remainder of the top ten detractors from performance ranged from 27 basis points to 8 basis points. The top 10 winners for the quarter contributed anywhere from 7 bps to 34 bps, with Allergan being the biggest winner as the bidding war finally came to an end. The majority of the transactions in the portfolio were strategic in nature with very few highly-levered private equity deals.

More than $100 bln worth of transactions were completed during the quarter, led by the gigantic $52 bln (enterprise value) buy-in of Kinder Morgan Energy Partners LP by Kinder Morgan, Inc., with a Secretariat-like lead over the $14.5 bln buyout of Canadian Tim Hortons, Inc. by Burger King Worldwide. Additional closed deals included TW Telecom/Inc./Level 3 Communications ($7.5 bln); URS Corporation/ADCOM Technology ($5.6 bln); gaming device manufacturer Bally Technologies Inc/Scientific Games Corp. on which we had the pleasure of engaging in some on-site research ($5.1 bln); Kodiak Oil & Gas Corp./Whiting Petroleum which was governed by an extremely tight merger agreement and closed despite a 50% drop in energy prices ($4 bln); Banco Santander Brasil SA/Banco Santander SA ($3.2 bln USD) and several others.

**SECTOR EXPOSURE**



- Consumer Disc.
- Energy
- Financials
- Information Tech.
- Consumer Staples
- Health Care
- Materials
- Telecom
- Industrials
- Utilities

**REGIONAL EXPOSURE**



- United States
- United Kingdom
- Canada
- Australia
- Europe ex-U.K.
- Japan
- Asia ex-Japan

| Type of Buyer | |
|---|---|
| Strategic | 98.73% |
| Financial | 1.27% |

| By Deal Type | |
|---|---|
| Friendly | 92.33% |
| Hostile | 7.67% |

| Deal Terms | |
|---|---|
| Cash | 27.28% |
| Stock and Stub | 22.28% |
| Cash & Stock | 20.86% |
| Stock with Fixed Exchange Ratio | 12.93% |
| Undetermined* | 10.43% |
| Stock with Flexible Exchange Ratio (Collar) | 6.22% |

* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at a later date, potentially at the option of the Fund's investment adviser.

*Performance data quoted represents past performance; past performance does not guarantee future results.*



**Event-Driven**

In addition to an upturn in megadeals, 2014 also continued the spin-off trend. Successful spinoffs have generated outsized shareholder returns, reinforcing the value of such "corporate optimization" and encouraging further spin-off activity. A recent New York Times article opined, "the studies repeatedly show that spinoffs and divestitures create value in both the short and long term. Some studies show that companies that are involved in a spinoff outperform the market by 15 to 30 percent over three years. Even the announcement of a spinoff seems to push stock prices higher. According to the Boston Consulting Group, `55% of all divestitures created value, as measured by the average cumulative abnormal return' over seven days."[6]

The value of spinoffs has risen dramatically since 2010 where the total market value of spun off assets was approximately $130 billion. Fast forward to 2014 where it is estimated that $664 billion worth of businesses and assets were divested—more than a fivefold increase.[7] In 2014, the industries that were most active in breakups have been the utility and energy sectors. Oil prices declined precipitously, causing energy stocks to decline across the board.[8] Because there was so much spin-off and restructuring activity in the sector, we had as much as 8-9 percent of our assets in the energy space and experienced some mark-to-market declines on those positions. However, because our positions are structured with option hedges such that the delta to the sector and the market in general is significantly reduced, we were able to avoid significant damage and in fact preserved positive performance for the year with a fraction of the market and indices' volatility.

We intend to continue using various parts of the capital structure for hedging purposes. As mentioned in prior letters, we anticipate that by managing the event-driven strategy consistent with our firm-wide investment discipline, we will be positioned towards the conservative end of the spectrum, from both a risk and return perspective. Accordingly, our focus will remain on risk-adjusted, rather than notional returns in all market environments. However, even from a rate of return perspective, the Fund's positive (albeit modest) absolute return for the quarter and year outpaced the relevant indices, many of which were negative (WCEIX returned 0.16% QTD and 3.87% YTD vs the HFRX Event Driven Index return of -5.45% and -4.06% respectively). Whether equities resume their upward trajectory or not, we believe the success of our investments essentially continues to be dependent upon the completion of the transactions in which we have invested. Our three year beta, which includes market downturns, continues to be sub 0.20 for our merger arbitrage vehicles and approximately 0.25 for the event-driven funds that we manage.

**Portfolio Performance Summary**

| Strategy | Allocations |
|---|---|
| Arbitrage | 61.53% |
| Special Situations | 20.46% |
| Extraordinary Events | 12.92% |
| Non-directional Credit | 5.09% |
| Total | 100.00% |

*Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. Every investment must be public and have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.*

WCEIX turned in a positive performance for the quarter, inching ahead by 0.16% and finishing the year with a 3.87% gain, well ahead of its peers and relevant indices. As of December 31st, the Fund was 114% invested and held 94 individual investments across all several categories of events. Gains were driven by our investments in (restructuring/extraordinary event), General Motors (special situation), Starwood Property Trust (extraordinary Allergan (merger arbitrage), Covidien (merger arbitrage), Lamar Advertising (REIT conversion), Vivendi SA event) and Tim Hortons, Inc. (merger arb).

6 New York Times, The Mergers and Acquisition Cycle: Buy. Divide. Conquer, December 10, 2014
7 New York Times, Corporate Spinoffs Expected To Grow Next Yr. Study Finds, December 11, 2014
8 For example, the XLE Energy Select Sector ETF declined by 12.5% during the quarter.



Aside from the terminated Shire transaction, which cost the Fund 100 bps this quarter, a majority of the top ten performance detractors were event-driven investments in the energy sector. These included QEP Resources Inc., Anadarko Petroleum Corp., Hess Corp., Occidental Petroleum Corp., Williams Companies, Inc. and Noble Corporation plc, which combined cost the Fund approximately 110 bps. Another losing position was the Time Warner Cable Inc./Comcast Corp., a pending merger which is awaiting regulatory approval and cost the Fund 10 bps. Fortunately, our conservative positioning of these transactions allowed us to mitigate some of the downside experienced by the sector.

Consistent with that mindset, we will continue to seek idiosyncratic catalyst-driven investments in a variety of industries. The criteria for these investments include low correlation with markets or macro environments as well as the potential for attractive risk-adjusted returns.

## OUR COMPANY

Westchester Capital manages a total of four SEC-registered mutual funds. On the conservative end of the spectrum, we have The Merger Fund® and its insurance-dedicated counterpart, The Merger Fund VL (for Variable Life and Annuity investors); moving up the ladder modestly in terms of both historic volatility and return is the Dunham Monthly Distribution Fund (which we manage as a sub-adviser), which provides an alternative market-neutral profile to The Merger Fund® with an income-oriented slant; and now passing its one-year anniversary, we also offer an institutional class of the WCM Alternatives: Event-Driven Fund (symbol: WCEIX). It is a complementary product which invests in the more dynamic event-driven space. As mentioned previously, WCEIX's mandate is broader and more aggressively defined than either The Merger Fund® or the Dunham Fund. It will not provide a monthly distribution, and will be positioned to potentially provide higher returns along with a possible higher standard deviation.

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter, typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to arrange for a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

Stay warm. Daylight hours are starting to get longer already!

Roy Behren

Mike Shannon

**IMPORTANT DISCLOSURES**

*Before investing in The Merger Fund® and/or WCM Alternatives: Event-Driven Fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing.*

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund as of December 31, 2014 were: Time Warner Cable Inc. (5.11%), DIRECTV (5.07%), Covidien PLC (4.81%), Allergan, Inc. (4.69%), TRW Automotive Holdings Corp. (4.66%), American International Group, Inc. (3.13%), Vivendi SA (3.12%), CareFusion Corporation (2.99%), Lamar Advertising Company (2.69%), Dresser-Rand Group (2.60%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of December 31, 2014 were: Time Warner Cable Inc. (4.62%), DIRECTV



(4.57%), TRW Automotive Holdings Corp. (4.33%), Allergan, Inc. (4.33%), Covidien PLC (4.31%), Dresser-Rand Group (2.98%), CareFusion Corporation (2.86%), Vivendi SA (2.80%), American International Group, Inc. (2.62%), Lamar Advertising Company (2.37%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives Event-Driven Fund as of December 31, 2014 were: DIRECTV (4.69%), Time Warner Cable Inc. (4.64%), Allergan, Inc. (4.54%), Lamar Advertising Company (4.31%), Covidien PLC (4.31%), Hudson City Bancorp, Inc. (3.60%).TRW Automotive Holdings Corp. (3.35%), American International Group, Inc. (3.35%), General Motors Co. (3.33%) Huntsman Corporation (3.14%).

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Fund nor any of its representatives may give legal or tax advice.

The views expressed are as of February 10, 2015 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of December 31, 2014, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 110 funds in the last three years, 64 funds in the last five years, and 27 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® received a Morningstar Rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. © 2014 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **The Morningstar Category: Market Neutral** is an index comprised of a universe of funds with similar investment objectives. Indices are unavailable for direct investment. **The HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared, which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index. **The VIX or CBOE Volatility Index** is often referred to as "the fear gauge," reflects expected 30-day volatility of the S&P 500. The VIX typically is inversely related to equity markets, as declining markets are viewed as more risky (or volatile) than rising markets. **Delta** is the ratio of the change in price of an option to the change in price of the underlying asset. Also called the hedge ratio. Applies to derivative products. For a call option on a stock, a delta of 0.50 means that for every $1.00 that the stock goes up, the option price rises by $0.50. As options near expiration, in-the-money call option contracts approach a delta of 1.0, while in-the-money put options approach a delta of -1.

*The SEC does not endorse, indemnify, approve nor disapprove of any security.*
The Merger Fund® and WCM Alternatives: Event-Driven Fund is distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.



# Westchester Capital
FUNDS

# Q1 Quarterly Review

# 2015

| Share class | | Ticker | Morningstar Category | OVERALL Morningstar Rating™ |
|---|---|---|---|---|
| **The Merger Fund®** | Investor | MERFX | Market Neutral NE | Out of 100 market neutral funds as of 3/31/2015 ★★★★ |
| | Institutional | MERIX | | |
| **The Merger Fund VL** | Insurance Dedicated Fund | MERVX | Market Neutral NE | |
| **Event Driven Fund** | Institutional | WCEIX | Market Neutral NE | |

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201

(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

(914) 741-5600 ■ Fax (914) 741-2950



| Total Firm AUM: | $5.7 billion |
|---|---|
| Strategy Assets: | |
| Merger Arbitrage[1] | $5.4 billion |
| Multi-Event[2] | $305.4 million |

## STANDARDIZED PERFORMANCE SUMMARY
## As of March 31, 2015

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Merger Arbitrage** | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[3] | Net Expenses Before Investment Related Expenses[4] | Performance Inception | Fund AUM |
| The Merger Fund (Investor) | 1.41 | 1.41 | 2.34 | 2.67 | 3.60 | 6.59 | 1.70 | 1.56 | 1.25 | 01/31/1989 | $4.0 b |
| The Merger Fund (Institutional) | 1.41 | 1.41 | 2.55 | n/a | n/a | 3.16 | 1.46 | 1.32 | 1.01 | 08/01/2013 | $1.3 b |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insurance Dedicated Funds** | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[5] | Performance Inception | Fund AUM |
| The Merger Fund VL | 1.38 | 1.38 | 2.12 | 2.64 | n/a | 5.50 | 2.82 | 1.76 | 1.40 | 05/24/2004 | $33 m |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Multi-Event** | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[6] | Performance Inception | Fund AUM |
| Event Driven Fund | 1.97 | 1.97 | 3.74 | n/a | n/a | 4.70 | 4.76 | 2.47 | 1.74 | 01/02/2014 | $14 m |

*YTD & QTD performance are not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. Short term performance, in particular, is not a good indication of WCEIX's future performance, and an investment should not be made based solely on returns.*

[1]Includes USD 87.1 million in private funds advised by Westchester Capital Management, LLC's affiliated investment advisor; [2]Includes USD 291 million in sub-advised funds. [3]Expense ratios are as of a fund's most recent prospectus. Prospectus dates vary among funds. For The Merger Fund, expense ratios are as of the March 15, 2015. The Merger Fund's net expense ratios shown above reflect the Adviser's agreement to waive a portion of its management fee until April 30, 2016. For The Merger Fund VL, expense ratios are as of the April 30, 2015 prospectus. For the Event-Driven Fund, expense ratios are as of the March 15, 2015 prospectus. [4]Investment related expenses include acquired fund fees and expenses, interest expense, and borrowing expense and dividend expense on securities sold short. [5]The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 30, 2016 except that it may be terminated by the Board of Trustees at any time. [6]Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.74%. The expense limitation is expected to apply until April 30, 2016, except that it may be terminated by the Board of Trustees at any time.

| MARKET INDICES | QTD | YTD | 1 YR | 3 YR | 5 YR | 10 YR |
|---|---|---|---|---|---|---|
| Morningstar Category Average: Market Neutral | 0.49% | 0.49% | 0.74% | 1.46% | 1.09% | 1.89% |
| Barclays Aggregate Bond Index | 1.61% | 1.61% | 5.69% | 3.10% | 4.42% | 4.93% |
| MSCI World Index | 2.45% | 2.45% | 6.60% | 12.82% | 10.62% | 6.98% |
| S&P 500 Index | 0.95% | 0.95% | 12.73% | 16.11% | 14.47% | 8.01% |
| HFRX Merger Arbitrage Index | 2.58% | 2.58% | 4.35% | 2.68% | 2.29% | 4.26% |
| HFRX Event Driven Index | 1.44% | 1.44% | -5.34% | 3.53% | 2.17% | 2.16% |



Fellow Shareholders,

During this quarter the stock market completed its sixth full year of a momentous bull-run beginning after the financial crisis lows in March 2009, and its third full year of pundits proclaiming that the ride was over and that a catastrophic correction was in store. Bond market soothsayers have also been persistently preparing for the imminent interest rate rise and concomitant crash of the fixed-income bull market. Many indicators suggest that the time has come, including the end of quantitative easing ("QE"), worldwide stagnant growth, energy volatility, Middle East unrest and over-extended earnings multiples—but as the proverbial wall of worry has grown, markets have kept climbing it. There are those who suggest that storm clouds are not gathering, but that we are, in fact, only part of the way through a historic multi-year secular upswing. They suggest that our economy has turned the corner; that QE will have no effect on market-driven interest rates and continued low rates will drive investors further into equities. This may or may not be true, and we do not opine or position our portfolios based upon market calls, but we accordingly advocate that investors construct diversified portfolios which include uncorrelated investments. As a partner of ours stated, "Just because it hasn't rained in six years doesn't mean that you shouldn't own an umbrella."

While we don't know when interest rates will rise, we know that they eventually will, and fixed income investors will probably experience negative marks-to-market on their bond portfolios. In fact, since April 17th through the date of this letter, global fixed income markets have experienced significant volatility, with the 10-year U.S. Treasury Yield up from 1.86% to 2.16% and the German bond up from 0.08% to 0.63%, causing losses of value in the underlying bonds.[1] Investors' challenge over the coming years will be in finding alternatives with bond-like low volatility, yet ones that may generate attractive risk-adjusted returns even in a rising interest rate environment. We hope our product offerings can continue to act as "the umbrella" in the years to come.

As for the markets in general, returns were positive for most asset classes in the first quarter, however volatility fluctuated. The S&P 500 Index ended the quarter up 0.95% in zigzag fashion. In January, U.S. equities were down more than 3.00%, up 5.75% in February and then down 1.58% in March. All of our vehicles outperformed the S&P during the quarter, but slightly underperformed the Barclays Aggregate Bond Index, which increased 1.61%, aided by declining interest rates. Our standard deviation continued to run at approximately one quarter of that of the S&P, with a beta of just 0.14.[2]

## STRATEGY UPDATES

### Merger Activity

Merger and acquisition ("M&A") activity continued to build upon last quarter's acceleration, and included several complex and potentially landscape-changing deals. "The first quarter marked the fifth consecutive quarter of increased merger activity by dollar volume. Announced transaction value of $179 billion represented a 2% sequential and a 6% year-over-year increase in deals with market capitalizations of $400 million or greater (the typical universe from which we select). Moreover, the proportion of large deals in the population continued at near-record levels, with 43% of announced deals in 1Q15 valued at greater than $5 billion vs. the historical average of 17% since 1998. In fact, the average deal size was approximately $6.0 billion, well above the $3.9 billion quarterly average since 1Q98."[3] Deal spreads stayed within a tight range, averaging mid-single digits (annualized) for most of the quarter.

---

1 The 10 year US treasury has a modified duration of 8.76 years, so a 40bps increase in yield would theoretically cause a price decline of 0.4% × 8.76 = 3.5%. The 10 year German bond would in theory similarly decline by 65bps × 9.46 = 6%.

2 As of 3/31/2015 the three-year trailing standard deviation for The Merger Fund® was 2.47% versus 9.59% for the S&P 500 Index and 10.51% for the MSCI World Index.

3 US M&A Review: 1Q15, UBS



Given the skew towards large transactions, the top ten accounted for 75% of the total value of definitive, strategic deals announced during the quarter. The three largest were in the healthcare sector: Abbvie Inc.'s $21 billion purchase of Pharmacyclics Inc. (outbidding several other parties for the prize), Pfizer Inc.'s $16 billion cash bid for Hospira Inc., the maker of generic drugs, following last year's unsuccessful bid for AstraZeneca, and United Health Group Inc.'s $13.2 billion purchase of drug benefit manager Catamaran Corp.

Q1 also witnessed the closing of two high profile and highly scrutinized transactions. Despite the politicized debate and subsequent re-regulation of tax-inversions, Medtronic Inc. was able to successfully close on its $53 billion purchase of Covidien PLC in early January. This was followed by the successful completion of the $72 billion Allergan, Inc./Actavis plc merger in early March, a deal that appears to have been struck to ward off multiple hostile approaches from Valeant Pharmaceuticals for Allergan in 2014.

Additionally, investment firms 3G Capital and Berkshire Hathaway, who recently acquired H.J. Heinz Co., have used Heinz as an investment vehicle to acquire control of The Kraft Foods Group in a $49 billion transaction. The new company will be called The Kraft Heinz Company. It is expected to be the fifth-largest food company in the world by sales and the third-largest in the U.S. This was seen by some as a vote of confidence in corporate America.[4] Thus, the U.S. market remains the center of global deal making and we expect that to continue as the year unfolds. Notably, the vast majority of this quarter's transactions have been strategic in nature rather than financially driven, even where investment firms are providing the capital, as in the Kraft transaction.

**Portfolio Performance Summary**

The Merger Fund® advanced by 1.41% during the first quarter, its 84th gain in the 105 quarters since its 1989 inception. We held 117 investments during the quarter and experienced no terminated transactions. Reflecting a greater than 3:1 ratio of winners to losers, 90 positions posted positive gains while 27 had negative marks-to-market. We invested in 24 new situations during the quarter, and as of the end of March we held 85 positions and were approximately 90% invested.

Notable winners for the quarter included German car parts maker ZF Friedrichshafen AG's $13.5 billion takeover of TRW Automotive Holdings Corp., which received European regulatory approval in March and is moving toward a mid-Q2 close. The deal, announced in September, is viewed as a way for ZF to expand into the potentially lucrative self-driving car market. Halliburton Company's friendly acquisition of Baker Hughes will cost it $34.6 billion, and unites two big oil field services providers. The merger, which was approved by shareholders in March, will help the companies, both based in Houston, compete better against Schlumberger, which is by far the leader in oil field services. Another interesting deal in the energy patch, the $13 billion acquisition of Talisman Energy by Repsol S.A., was announced during the trough of the oil downturn and reflects Repsol's long-term commitment to building reserves.

Lafarge SA, Family Dollar Stores, Inc. and our macro hedge were the most meaningful performance detractors during the quarter. The combination of Holcim, based in Jona, Switzerland, and Lafarge, based in Paris, will form the world's largest cement and construction materials company. The agreement, announced last year, had faltered as Holcim's (theoretically the buyer) shareholders complained that they were getting shortchanged in the supposed merger of equals. When the deal was first announced last April, their businesses were in roughly similar shape. But business trends have since favored Holcim, partly because of its deeper footprint in places like India and the United States, where growth is relatively strong. As of this update the two companies have broken the deadlock by securing Holcim shareholder support with slightly sweetened terms, increasing confidence that the

[4] Allen & Overy LLP Global M&A Q1 2015



Westchester Capital FUNDS
Q1 2015 Quarterly Review
5 | Page







$46 billion deal will close this summer. Family Dollar agreed to be bought by its smaller rival, Dollar Tree for $8.5 billion in cash in July 2014. Two months later, competitor Dollar General Corp. submitted a $9.1 billion all-cash hostile offer to acquire Family Dollar which the Board rejected, citing anti-trust concerns. Dollar General responded by taking its offer directly to shareholders, but was ultimately unsuccessful. Family Dollar's shareholders eventually approved the Dollar Tree transaction in January 2015, with closing expected sometime in Q2 of this year, pending approval by the Federal Trade Commission. When completed, Dollar Tree will leapfrog Dollar General to become North America's biggest discount retailer.

## SECTOR EXPOSURE



7.14%
4.14%
0.63%
17.18%
7.20%
8.53%
15.69%
11.60%
14.26%
13.63%
Consumer Disc.
Energy
Financials
Health Care
Materials
Telecom
Industrials
Consumer Staples
Information Tech.
Utilities



## REGIONAL EXPOSURE

0.44%
0.57%
1.74%
3.97%
0.01%
9.93%
83.34%
United States
Europe ex-U.K.
United Kingdom
Japan
Asia ex-Japan
Australia
Canada

| Type of Buyer | |
|---|---|
| Strategic | 99.72% |
| Financial | 0.28% |

| By Deal Type | |
|---|---|
| Friendly | 99.76% |
| Hostile | 0.24% |

| Deal Terms | |
|---|---|
| Cash | 31.59% |
| Stock and Stub | 29.38% |
| Stock with Fixed Exchange Ratio | 11.47% |
| Undetermined* | 10.29% |
| Cash & Stock | 10.13% |
| Stock with Flexible Exchange Ratio (Collar) | 7.13% |

* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Event-Driven Activity**

Consistent with the upturn in mergers, other types of event-related activity began the year with a bang as well. Dow Chemical Co, the No. 1 U.S. chemical maker by sales, said it now expects to raise $7 billion-$8.5 billion from divestitures by mid-2016. The company said it was on track to meet its earlier asset sale target of $4.5 billion-$6 billion by the end of 2015. Dow and rival DuPont are facing increasing investor pressure to divest less lucrative businesses and return money to shareholders; Deutsche Telekom, the majority owner of T-Mobile, has indicated a desire to unload its stake in the US wireless carrier approximately two years after the U.S. Federal Communications Commission indicated that it would not permit the contemplated merger between T-Mobile and Sprint. Deutsche Telekom apparently would rather divest its ownership in struggling T-Mobile so it can focus on its core business in Europe. Similarly, Vivendi SA, the French owner of Universal Music, has agreed to sell its Brazilian mobile phone unit, GVT, to Spain's Telefonica SA for $9.83 billion. The move will essentially complete Vivendi's exit from the telecom business and raise cash to invest further in the media and content business, which it has identified as its future priorities.


We believe that given the continued favorable environment of low rates, cash-laden corporate balance sheets and shareholder activism, this trend of increasing corporate activity is likely to continue throughout the remainder of 2015.

**Portfolio Performance Summary**

| Strategy | Allocations |
|---|---|
| Arbitrage | 51.64% |
| Special Situations | 29.52% |
| Extraordinary Events | 12.98% |
| Non-directional Credit | 5.86% |
| Total | 100.00% |

*Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. Every investment must be public and have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.*

Although the Event Driven Fund had a challenging quarter, with spreads widening in January and March, February was profitable and we were able to capitalize on strong performance from our arbitrage and special situation equity positions to finish the quarter up 1.97%. We were invested in 130 event-driven investments during the quarter, 30 of which were new positions. Winners outnumbered losers by a 3:1 margin marking our fourth quarter of positive performance in the five quarters since inception in 2014. The Fund held 98 situations at quarter end and was 108% invested. As of early May, assets in the Fund have surpassed $56 million and assets in the strategy exceeded $468 million.

## OUR COMPANY

Westchester Capital is excited to announce the addition of two new members to our team. As part of our Business Management and Operations team, Amy Nazimiec joined WCM in early April as an Associate Compliance Officer. Amy began her career in 2005 at BlackRock and gained additional experience in operations and compliance at Old Mutual Asset Management Trust Company. Prior to joining WCM she was a Compliance Analyst at Towers Watson Investment Services, Inc. Mike Corigliano is the newest member of our investment management team and will perform dual roles as analyst and trader. His expertise in event investing and options strategies will enhance our ability to construct market neutral portfolios and structure alpha-generating trades. Michael's tour of duty will begin on June 1. We are thrilled to welcome both of them to our team.

WCM now manages a total of five SEC-registered mutual funds. Most recently, we have been selected by Jackson National Life Insurance Company® (Jackson®) to sub-advise the JNL/Westchester Capital Event Driven Fund, a global multi-strategy, absolute-return fund. The JNL Fund, was launched on April 27th and expands our suite of similarly managed event-driven offerings. We are proud to be associated with this leading organization and look forward to a successful partnership. Our other vehicles span a spectrum of lower-return, lower-volatility expectations to higher volatility with potentially higher return expectations. On the conservative end of that spectrum, we offer The Merger Fund® and its insurance-dedicated counterpart, The Merger Fund VL (for Variable Life and Annuity investors) which focus on merger arbitrage; moving up the ladder modestly in terms of both historic volatility and return is the Dunham Monthly Distribution Fund (which we manage as a sub-adviser), which provides an alternative market-neutral profile to The Merger Fund® with an income-oriented slant. Additionally, we manage the WCM Alternatives: Event-Driven Fund (symbol: WCEIX), with an institutional share class, which commenced operations on January 2, 2014. It is a complementary product which, like the Dunham fund, invests in the more dynamic event-driven space. As discussed in past letters, WCEIX's mandate is broader and slightly more aggressively defined than the Dunham Fund. It does not provide a monthly distribution, and seeks to provide higher returns along with a possible higher standard deviation.



As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to arrange for a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

Roy Behren | Mike Shannon

**IMPORTANT DISCLOSURES**

*Before investing in a Fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.*

*Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.*

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund as of March 31, 2015 were: DIRECTV (5.32%), TRW Automotive Holding Corp. (4.85%), Time Warner Cable Inc. (3.70%), American International Group, Inc. (3.07%), Family Dollar Stores, Inc. (3.02%), Hospira, Inc. (2.63%), Dow Chemical Company (2.33%), International Paper Company (2.21%), Vivendi SA (2.21%), General Motors Co. (2.19%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of March 31, 2015 were: DIRECTV (5.42%), TRW Automotive Holdings Corp. (4.82%), American International Group, Inc. (2.49%), Hospira, Inc. (2.41%), Time Warner Cable Inc. (2.29%), General Motors Co. (2.27%), Huntsman Corporation (2.23%), Sigma-Aldrich Corporation (2.16%), Dow Chemical Company (2.15%), International Paper Company (2.04%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives Event-Driven Fund as of March 31, 2015 were: DIRECTV (5.21%), TRW Automotive Holdings Corp. (4.81%), Hudson City Bancorp, Inc. (3.29%). Time Warner Cable Inc. (3.23%), American International Group, Inc. (3.12%), General Motors Co. (3.06%), Family Dollar Stores, Inc. (2.83%), International Paper Company (2.56%), Dow Chemical Company (2.39%), B/E Aerospace, Inc. (2.14%).

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential**



**Westchester Capital**
FUNDS

**loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Fund nor any of its representatives may give legal or tax advice.

The views expressed are as of May 15, 2015 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of March 31, 2015, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 100 funds in the last three years, 64 funds in the last five years, and 27 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® received a Morningstar Rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. © 2015 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **The Morningstar Category: Market Neutral** is an index comprised of a universe of funds with similar investment objectives. Indices are unavailable for direct investment. **The HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction. **HFRX Event Driven Index** is comprised of managers who maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index. **The VIX or CBOE Volatility Index** is often referred to as "the fear gauge," reflects expected 30-day volatility of the S&P 500. The VIX typically is inversely related to equity markets, as declining markets are viewed as more risky (or volatile) than rising markets. **Duration** measures the change in the value of a fixed income security that will result from a 1% change in interest rates. Duration is stated in years. For example, a 5 year duration means the bond will decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1%. Duration is a weighted measure of the length of time the bond will pay out. Unlike maturity, duration takes into account interest payments that occur throughout the course of holding the bond.

*The SEC does not endorse, indemnify, approve nor disapprove of any security.*

The Merger Fund® and WCM Alternatives: Event-Driven Fund are distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.



Westchester Capital
FUNDS

# 2015

# Q2 Quarterly Review

| | Share class | Ticker | Morningstar Category | OVERALL Morningstar Rating™ |
|---|---|---|---|---|
| **The Merger Fund®** | Investor | MERFX | Market Neutral NE | ★★★★ Out of 100 market neutral funds as of 6/30/2015 |
| | Institutional | MERIX | | |
| **The Merger Fund VL** | Insurance Dedicated Fund | MERVX | Market Neutral NE | |
| **Event Driven Fund** | Institutional | WCEIX | Market Neutral NE | |

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950



Westchester Capital FUNDS

Q2 2015 Quarterly Review

2 | Page

| Total Firm AUM: | $5.8 billion |
|---|---|
| Strategy Assets: | |
| Merger Arbitrage[1] | $5.3 billion |
| Multi-Event[2] | $499.9 million |

## STANDARDIZED PERFORMANCE SUMMARY
### As of June 30, 2015

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Merger Arbitrage** | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[3] | Expenses Before Investment Related Expenses[4] | Performance Inception | Fund AUM |
| The Merger Fund (Investor) | -0.69 | 0.70 | -0.71 | 2.83 | 3.44 | 6.50 | 1.70% | 1.56% | 1.25% | 01/31/1989 | $4.0 b |
| The Merger Fund (Institutional) | -0.57 | 0.83 | -0.45 | n/a | n/a | 2.44 | 1.46% | 1.32% | 1.01% | 08/01/2013 | $1.3 b |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insurance Dedicated Funds** | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[5] | Performance Inception | Fund AUM |
| The Merger Fund VL | -0.64 | 0.74 | -0.79 | 2.79 | 4.95 | 5.31 | 2.82 | 1.76 | 1.40 | 05/24/2004 | $32 m |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Multi-Event** | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio | Total Annual Operating Expenses After Expense Reimbursement[6] | Performance Inception | Fund AUM |
| Event-Driven Fund | -1.16 | 0.79 | -0.39 | n/a | n/a | 3.10 | 4.76 | 2.47 | 1.74 | 01/02/2014 | $72 m |

*YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. Short term performance, in particular, is not a good indication of WCEIX's future performance, and an investment should not be made based solely on returns.*

[1]Includes USD 86.1 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor; [2]includes USD 428 million in sub-advised funds. [3]Expense ratios are as of a fund's most recent prospectus. Prospectus dates vary among funds. For The Merger Fund, expense ratios are as of the March 15, 2015. The Advisor has agreed to reduce its management fee until April 30, 2016. For The Merger Fund VL, expense ratios are as of the April 30, 2015 prospectus. For the Event-Driven Fund, expense ratios are as of the March 15, 2015 prospectus. [4]Investment related expenses include acquired fund fees and expenses, interest expense, and borrowing expense and dividend expense on securities sold short. [5]The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 30, 2016 except that it may be terminated by the Board of Trustees at any time. [6]Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.74%. The expense limitation is expected to apply until April 30, 2016, except that it may be terminated by the Board of Trustees at any time.

| MARKET INDICES | QTD | YTD | 1 YR | 3 YR | 5 YR | 10 YR |
|---|---|---|---|---|---|---|
| Morningstar Category Average: Market Neutral | -0.37% | 0.29% | 0.29% | 1.72% | 1.42% | 1.93% |
| Barclays Aggregate Bond Index | -1.68% | -0.10% | 1.84% | 1.83% | 3.36% | 4.44% |
| MSCI World Index | 0.49% | 2.95% | 1.97% | 14.90% | 13.72% | 6.96% |
| S&P 500 Index | 0.28% | 1.23% | 7.42% | 17.31% | 17.34% | 7.89% |
| HFRX Merger Arbitrage Index | 0.95% | 3.55% | 4.88% | 3.24% | 2.81% | 4.22% |
| HFRX Event Driven Index | -0.01% | 1.43% | -6.80% | 4.47% | 2.78% | 2.15% |



**Westchester Capital**
F U N D S

Fellow Shareholders,

In a development worthy of this summer's Shark Week, global merger and acquisition ("M&A") activity continued with a feeding frenzy. Deal making exploded in the second quarter and is on track to pass $3 trillion for the first time since 2007, according to Bloomberg data.[1]

What is fueling the surge, in part, is "executives' fear of being left behind rivals who strike deals to make them bigger and more efficient. In many cases, companies are concerned that if they don't gain heft through acquisitions, they will become takeover prey themselves."[2] In fact, the quarter saw three high profile hostile situations involving multiple parties. Typically we might see 2-3 multi-player "scrums" per year but 2Q2015 alone offered three such examples:

- **Generic Pharmaceuticals:** The three way generics battle with Mylan NV, which is offering $33 billion for Perrigo PLC, while simultaneously fighting off a $44 billion offer from its Israeli rival Teva Pharmaceutical Industries, was partially resolved when Teva instead agreed to buy Allergan Plc's generic drugs business for $40.5 billion in a cash and stock deal on July 27th creating one of the world's largest pharmaceutical firms. Mylan is currently continuing its pursuit of Perrigo.

- **Energy:** The Williams Companies ("WMB") was on track to buy in the remaining 42% of its subsidiary, Williams Partners ("WPZ"), that it does not already own in a nearly $14 billion deal when Energy Transfer Equity ("ETE") made a surprise $48 billion takeover bid for WMB. It is unclear whether the new bid, from ETE for WMB, will succeed, but it has introduced uncertainty into the existing agreement between the two Williams companies. As a result of the new offer, WMB Board of Directors will be exploring a range of strategic alternatives while it purportedly continues to work towards the completion of the WPZ transaction; however, that transaction is still subject to WMB shareholder approval.

- **Managed HealthCare:** On July 3rd, Aetna Inc. agreed to pay $37 billion in cash and stock to acquire Humana Inc., in what will be the largest health insurance merger ever. The deal is one of the largest acquisitions in any industry this year, behind HJ Heinz's $44 billion takeover of Kraft Foods and the pending $79 billion Charter-Time Warner merger. Aetna and Humana still require federal approval in order to create the nation's number two health insurer, behind UnitedHealth Group (which had recently approached Aetna with its own offer to merge). Finally the two remaining leading health insurers, Anthem and Cigna, agreed to merge on July 24th creating the largest health insurance company in the U.S. The industry rationale has become, in effect, the bigger the insurer, the more power it will have to negotiate prices and improve its doctor networks hence the frenzy of activity.

Shareholders are no longer content to sit on the sidelines and wait for companies to address an increasingly competitive environment. Boards are responding to shareholder pressure with a variety of restructuring activities, taking advantage of low-cost debt, as well as using their own highly valued equity as acquisition currency to fund transactions. Moreover, cash reserves remain high—providing not only currency to consummate transactions but also enticing would-be buyers, as these reserves serve, in essence, as a self-financing mechanism for the acquirer. The activity also reflects companies' need to "purchase growth" in an extended low-growth environment. The rewards, outside of the potential synergies between entities are measurable, as share prices of acquiring companies stock have appreciated 66 per cent of the time after deal announcement so far this year, compared with less than half of the time in 2008.[3] By all accounts, deal activity does not seem to be showing any signs of slowing down.

1  DEALMAKING SHOWS NO SIGNS OF SLOWING DOWN AS 2007 RECORDS LOOM, Bloomberg, July 1, 2015
2  FEAR OF LOSING OUT DRIVES DEAL BOOM, Wall Street Journal, June 27, 2015
3  Record Valuations Drive 2014 M&A, Financial Times, June 30, 2015



Interest rates remained low throughout the second quarter, and in her testimony before Congress in early July, Janet Yellen indicated that a rate rise was likely before the end of this year, possibly as early as September – though characteristically, she retained flexibility. As we have noted, we would not mind a higher rate environment as it can potentially lead to higher returns for arbitrage investments, the antithesis of what one would experience in their longer-dated bond portfolios.

In the broader markets, The S&P 500 Index and most major U.S. stock market indices set new all-time highs in the second quarter, but receded by the end of the quarter, some into negative territory on the year. The S&P 500 Index finished the quarter with 0.28% gain and sits at 1.23% through half the year. The Merger Fund and the WCM Event-Driven fund gave back part of the year's gains during the quarter and through June 30 were up 0.70% and 0.79% respectively. The Barclays Aggregate Bond Index fared far worse on the quarter posting negative returns of -1.68% over the three month period, bringing its YTD performance well below the "Mendoza" line, to -0.10%. It was certainly a tough quarter but our risk-management discipline helped minimize some of the swings, resulting in a typical standard deviation that is a fraction of that of equities, with a beta that continues to be sub-0.20 for our merger arbitrage vehicles and approximately 0.25 for the event-driven funds that we manage.[4]

## STRATEGY UPDATES

### Merger Activity

The merger boom is a good sound bite but what does it mean for arbitrage investors? The record activity level has expanded the number of potential investments; however, it unsurprisingly has not meaningfully increased the size of available returns yet. While counterintuitive, the logical explanation is that rates of return are in large part set by market forces on a "risk-adjusted return" basis, accounting for investors' cost of capital. As we have discussed in prior letters, higher interest rates mean higher costs of capital, and arbitrage investments need to provide a return greater than one's cost of capital or else the investment would lose money. Therefore, market forces will drive the spread wider until it offers a return that covers the cost of capital (typically the same as the risk-free rate of return provided by government notes) plus an appropriate compensation for the deal risk being incurred. Accordingly, in a rising interest rate environment, arbitrage investments will typically provide higher rates of return than in a low-rate environment. Riskier transactions typically trade at wider arbitrage spreads, and therefore may offer higher rates of return, than straightforward or "plain vanilla" deals. That range of returns will be governed by investors need to be compensated for idiosyncratic deal risk. That said, the important benefit of the current merger frenzy is that it provides us with a great universe of opportunities from which we can choose the most attractive risk-adjusted returns. This allows us to further diversify the portfolio and minimize single-event risk. The minimal equity correlation and potential negative fixed-income correlation are additional reasons that many of our investors have utilized the strategy as a diversifier and potential hedge to their fixed income allocation.

It is also true that as more and more deals are announced, the ratio of arbitrage dollars to merger transactions will decline, which has in the past resulted in an increase in average spread levels. In fact, we have seen deal spreads recently increase, to a median annualized level of 6.5% in Q2.[5] However, not all deals are attractive, as closing risk or downside risk may far outweigh the potential return in certain transactions.

---

4 As of 6/30/2015 the three-year trailing standard deviation for The Merger Fund® was 2.59%, The Merger Fund VL was 2.54% and the WCM Alternatives: Event-Driven Fund was 3.50% versus 8.55% for the S&P 500 Index and 8.72% for the MSCI World Index.

5 UBS M&A Review: 2Q15



The likelihood that interest rates will rise soon aside, international economic woes and conflicts in the Middle East and Russia did not seem to trouble investors. Focusing specifically on the universe of deals for which we select (typically target companies with market caps of $400 million or greater), here are some interesting statistics:[6]

- 2Q15 marked the sixth consecutive quarter of robust M&A activity with announced deal value of $388 billion representing a 116% sequential and a 75% year-over-year increase, marking the highest level since 1Q00
- The large-deal skew of size distribution continued at a near-record high, with 41% of announced deals in 2Q15 having a value greater than $5 billion vs. the historical average of 17% since 1998
- Average deal size in 2Q15 reached an all-time high of $10.5 billion
- 36% of deal value and 32% of deal announcements in 2Q15 involved non-US-domiciled (yet mostly US-traded) buyers

As we pass the mid-point of the year the prognosis for continued activity remains very positive. Shareholders are actively encouraging companies to engage in big, strategic transactions, cash is readily available and debt, while likely to increase in price, remains reasonable, strengthening our confidence that 2015 could be a banner year for M&A.

**Portfolio Performance Summary**

As mentioned above, The Merger Fund® (MERFX) gave back 0.69% and its insurance-dedicated fund counterpart, The Merger Fund VL (MERVX), lost 0.64% in the second quarter, reducing their year-to-date gains to 0.70% and 0.74% respectively. We held 120 investments during the quarter and experienced two terminated deals, Tokyo Electron Limited/Applied Materials and Time Warner/Comcast, the latter of which was basically neutral to the portfolio since Time Warner Communications quickly agreed to a replacement transaction with Charter Communications. Reflecting a greater than 1.5:1 ratio of winners to losers, 71 positions posted positive gains while only 49 had negative marks-to-market. We invested in 26 new situations during the quarter, and as of the end of June we held 92 positions and were approximately 100% invested.

There were also occasions within the quarter where market volatility caused transaction spreads to widen indiscriminately, and as such we experienced negative marks-to-market. As we have discussed, most of the mark-to-market losses should be recouped if the transactions that we are invested in are successfully completed. In fact, these market events typically provide attractive buying opportunities; and we did in fact add to some existing positions as a result.

**SECTOR EXPOSURE**



4.41%
2.63%
0.31%
8.56%
9.05%
22.97%
13.98%
12.15%
12.47%
13.46%
Consumer Disc.
Information Tech.
Materials
Industrials
Consumer Staples
Health Care
Financials
Energy
Telecom
Utilities



**REGIONAL EXPOSURE**

2.94%
0.87%
0.44%
3.92%
0.23%
4.71%
86.89%
United States
Canada
North America Offshore
Australia
United Kingdom
Europe ex-U.K.
Mexico

6 UBS M&A Review: 2Q15

*Performance data quoted represents past performance; past performance does not guarantee future results.*



# Westchester Capital
FUNDS

## Q2 2015 Quarterly Review

| Type of Buyer | |
|---|---|
| Strategic | 99.63% |
| Financial | 0.37% |

| By Deal Type | |
|---|---|
| Friendly | 97.53% |
| Hostile | 2.47% |

| Deal Terms | |
|---|---|
| Cash | 36.23% |
| Stock and Stub | 25.92% |
| Cash & Stock | 16.86% |
| Undetermined* | 8.53% |
| Stock with Flexible Exchange Ratio (Collar) | 6.36% |
| Stock with Fixed Exchange Ratio | 6.10% |

\* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

## Event-Driven Activity

While merger activity is near record levels, the quarter also saw a marked increase in the number of significant corporate events, including spinoffs, recapitalizations and asset sales. Activist pressure has been on the rise, with institutional investor support, for "value creating events," as they encourage companies to monetize assets, reduce costs and improve their pro-forma profile. Situations such as Yahoo! Inc.'s planned spin-off of its $28 billion stake in Alibaba Group Holding Ltd; Dow Chemical Company's divestiture of its Chlor-Alkali business to a joint venture with Olin Corp.; NorthStar Realty Finance's spin-off of its European operations via a REIT distribution; and Ventas Inc. plan to spin off its post-acute care assets into a publicly traded REIT, all provided attractive opportunities to add to positions during the recent market volatility.

## Portfolio Performance Summary

| Strategy | Allocations |
|---|---|
| Arbitrage | 64.54% |
| Special Situations | 27.61% |
| Extraordinary Events | 6.24% |
| Non-directional Credit | 1.61% |
| Total | 100.00% |

*Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. Every investment must be public and have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.*

The WCM Alternative: Event-Driven Fund reduced its gain by 1.16% during the second quarter, bringing its year-to-date performance to 0.79%. We held 136 investments during the quarter, 72 positions posted positive gains while 64 had negative marks-to-market. We invested in 28 new situations during the quarter, and as of the end of June we held 110 positions and were approximately 131% invested.

Firm AUM in our event-driven funds have continued to grow in an orderly manner. We now manage approximately $500 million dollars dedicated to the strategy (including assets in the Dunham Monthly Distribution Fund and the JNL/Westchester Capital Event Fund). As assets have increased, the amount of resources we have dedicated to the investment process has increased concomitantly.

## OUR COMPANY

WCM now manages a total of five SEC-registered mutual funds. Most recently, we have been selected by Jackson National Life Insurance Company® (Jackson®) to sub-advise the JNL/Westchester Capital Event Fund, a global multi-strategy, absolute- return fund. The JNL Fund, launched on April 27th is available through Jackson's Elite Access® Variable Annuity investment platform (Elite Access), and expands our suite of similarly managed event-



Q2 2015 Quarterly Review

driven offerings. We are proud to be associated with this leading organization and look forward to a successful partnership. Our other vehicles span a spectrum from lower-return, lower-volatility expectations to higher volatility with potentially higher return expectations. On the conservative end of the spectrum, we offer The Merger Fund® and its insurance-dedicated counterpart, The Merger Fund VL (for Variable Life and Annuity investors) which focus on merger arbitrage; moving up the ladder modestly in terms of both historic volatility and return is the Dunham Monthly Distribution Fund (which we manage as a sub-adviser), which provides an alternative market-neutral profile to The Merger Fund® with an income-oriented slant. Additionally, we manage the WCM Alternatives: Event-Driven Fund (symbol: WCEIX), with an institutional share class, which commenced operations on January 2, 2014. It is a complementary product which, like the Dunham fund, invests in the more dynamic event-driven space. As discussed in past letters, WCEIX's mandate is broader and slightly more aggressively defined than the Dunham Fund. It does not provide a monthly distribution, and is positioned to potentially provide higher returns along with a possible higher standard deviation.

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

Roy Behren | Mike Shannon

## IMPORTANT DISCLOSURES

*Before investing in The Merger Fund® and/or WCM Alternatives: Event-Driven Fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.*

*Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.*

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund as of June 30, 2015 were: DIRECTV (6.46%), Catamaran Corporation (4.04%), American International Group, Inc. (3.51%), Hospira, Inc. (3.36%), Family Dollar Stores, Inc. (3.05%), Time Warner Cable Inc. (2.80%), Pall Corporation (2.68%), Altera Corporation (2.37%), Yahoo! Inc. (2.30%), Dow Chemical Company (2.25%), The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of June 30, 2015 were: DIRECTV (6.56%), Catamaran Corporation (4.00%), Hospira, Inc. (3.32%), Family Dollar Stores, Inc. (2.85%), American International Group, Inc. (2.85%), Time Warner Cable Inc. (2.78%), Pall Corporation (2.67%), Yahoo! Inc. (2.46%), Altera Corporation (2.37%), Huntsman



Corporation (2.25%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives Event-Driven Fund as of June 30, 2015 were: DIRECTV (6.11%), American International Group, Inc. (4.97%), Catamaran Corporation (4.08%), Yahoo! Inc. (3.34%), Hospira, Inc. (3.26%), General Motors Co. (2.98%), Altera Corporation (2.96%), Time Warner Cable Inc. (2.78%), Family Dollar Stores, Inc. (2.70%), Broadcom Corp. (2.59%).

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of August 20, 2015 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of June 30, 2015, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 100 funds in the last three years, 59 funds in the last five years, and 25 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® received a Morningstar Rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. © 2015 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Definitions: The **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; The **Morningstar Category: Market Neutral** is an index comprised of a universe of funds with similar investment objectives. Indices are unavailable for direct investment. The **HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index.

*The SEC does not endorse, indemnify, approve nor disapprove of any security.*

The Merger Fund® and WCM Alternatives: Event-Driven Fund is distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.